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EDCON
82-34767

Release Date: 03/06/2004 11:03:02

Edcon

EDGARS CONSOLIDATED STORES LIMITED - ISSUE OF SHARE O



04030984

2004/06/03 11:03:02

ECO

EDGARS CONSOLIDATED STORES LIMITED - ISSUE OF SHARE OPTIONS TO EXECUTIVE DIRECTORS

Edgars Consolidated Stores Limited
"Edcon"
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
JSE Share Code: ECO
ISIN Code: ZAE000018388

ISSUE OF SHARE OPTIONS TO EXECUTIVE DIRECTORS OF EDGARS CONSOLIDATED STORES LIMITED ("Edcon")

The following information is disclosed in respect of the grant, acceptance and exercise of share options to the company secretary and executive directors of Edcon:

Company Secretary : Elizabeth Ann Bagley
Date of Offer : 19 January 2004
Offer Price : R118.00 per share
Number of Options : 20000
Class of share : ordinary shares of 10 cents each
Date of Acceptance : 20 January 2004
Date of Exercise : 20 January 2004
Strike Price : 120.85 per share
Nature of transaction : Directly beneficial
Director"s Name : Steven Robert Binnie
Offer Date : 13 May 2004
Offer Price : R138.50 per share
Number of Options : 19660
Class of Share : ordinary shares of 10 cents each
Date of Acceptance : 2 June 2004
Date of Exercise : 2 June 2004
Strike Price : R141.00 per share
Nature of transaction : Directly beneficial
Director"s Name : Adriaan van Aswegan Boshoff
Offer Date : 13 May 2004
Offer Price : R138.50 per share
Number of Options : 33341
Class of Share : ordinary shares of 10 cents each
Date of Acceptance : 2 June 2004
Date of Exercise : 2 June 2004
Strike Price : R141.00 per share
Nature of transaction : Directly beneficial
Director"s Name : Mark Richard Bower
Offer Date : 13 May 2004
Offer Price : R138.50 per share
Number of Options : 44501
Class of Share : ordinary shares of 10 cents each
Date of Acceptance : 2 June 2004
Date of Exercise : 2 June 2004
Strike Price : R141.00 per share

Nature of transaction : Directly beneficial
Director"s Name : Urin Ferndale
Offer Date : 13 May 2004
Offer Price : R138.50 per share
Number of Options : 22556
Class of Share : ordinary shares of 10 cents each
Date of Acceptance : 2 June 2004
Date of Exercise : 2 June 2004
Strike Price : R141.00 per share
Nature of transaction : Directly beneficial
Director"s Name : Jon Lewis Spotts
Offer Date : 13 May 2004
Offer Price : R138.50 per share
Number of Options : 39739
Class of Share : ordinary shares of 10 cents each
Date of Acceptance : 2 June 2004
Date of Exercise : 2 June 2004
Strike Price : R141.00 per share
Nature of transaction : Directly beneficial
All of the above share options which have been granted to executive directors vest as follows:

- 30% of the total number issued after 2 years
- a further 30% of the total number issued after 3 years the balance after 4 years.

In terms of Section 3.66 of the JSE Listings Requirements prior clearance to accept and exercise the above share options has been obtained by all of the abovementioned directors from Mr A J Aaron, Chairman of the Remuneration and Nominations Committee of Edcon.
Crown Mines
3 June 2004

Date: 03/06/2004 11:03:06 AM Produced by the JSE SENS Department

(#0008A)

PUBLISHER : JSE SENS Feed

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Release Date: 10/06/2004 12:30:00

Edcon - Dealing In Shares By A Director

2004/06/10 12:30:00

ECO
Edcon - Dealing In Shares By A Director
EDGARS CONSOLIDATED STORES LIMITED
"Edcon"
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code: ECO ISIN Code: ZAE000018388
DEALING IN SHARES BY A DIRECTOR
In compliance with Rule 3.72 - 3.75 of the JSE Listings Requirements, the following information is disclosed:
Mr A J Aaron, Non-Executive Chairman of the Remuneration and Nominations Committee of Edcon, has purchased 2 000 Edcon ordinary shares of 10 cents each.
The details of this transaction are as follows :

Transaction Date :	9 June 2004
Number of Shares :	2000
Class of security :	Ordinary Shares of 10 cents each
Purchase Price :	575 shares at R145.95
	1425 shares at R146.00
Extent of Interest :	Directly beneficial

In terms of Section 3.66 of the JSE Listings Requirements prior clearance to deal in the above securities has been obtained from Mr P L Wilmot, Chairman of the Audit and Risk Committee of Edcon.
Crown Mines
10 June 2004
Sponsor
Cazenove

Date: 10/06/2004 12:30:02 PM Produced by the JSE SENS Department

(#0013A)

PUBLISHER : JSE SENS Feed

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Release Date: 10/06/2004 16:11:01

EDCON - SECURITISATION OF A FURTHER PORTION OF THE EDCON DEBTOR"S BOOK

2004/06/10 16:11:01

ECO
EDCON - SECURITISATION OF A FURTHER PORTION OF THE EDCON DEBTOR"S BOOK
EDGARS CONSOLIDATED STORES LIMITED
"Edcon"
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code: ECO ISIN Code: ZAE000018388
SECURITISATION OF A FURTHER PORTION OF THE EDCON DEBTOR"S BOOK ("THE SECURITISATION")
INTRODUCTION
On 11 May 2004, Edcon stated in its profit announcement for the year to March 2004 that the Board of Directors of Edcon had approved the securitisation of a further portion of its debtors" book. Shareholders are advised that the securitisation has been successfully implemented and that, in terms of the securitisation, OntheCards Investments Limited ("OntheCards") has acquired from Edcon a portion of its debtors" book.
TERMS OF THE SECURITISATION
Edcon will sell (free of any encumbrance) and assign certain existing and future debtors" obligations to OntheCards on a non-recourse basis. The portion of the debtors" book to be acquired by OntheCards will consist of just under 700 000 (#0027A)

PUBLISHER : JSE SENS Feed

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ONTHECARDS
I-N-V-E-S-T-M-E-N-T-S

ONTHECARDS INVESTMENTS LIMITED

(Incorporated with limited liability under Registration Number 2002/015386/06 in the Republic of South Africa)

Guaranteed by

STORECARD GUARANTEE CORPORATION (PROPRIETARY) LIMITED

(Incorporated with limited liability under Registration Number 2001/021506/07 in the Republic of South Africa)

Asset Backed Domestic Medium Term Note Programme

Under this Asset Backed Domestic Medium Term Note Programme (the "**Programme**"), OntheCards Investments Limited (the "**Issuer**") may from time to time issue notes, designated as Class A Notes (the "**Class A Notes**") and Class B Notes (the "**Class B Notes**"), respectively, subject to the terms and conditions ("**Terms and Conditions**") contained in this Programme Memorandum. The Issuer issued a series of Class A Notes (the "**Initial Class A Notes**") and a series of Class B Notes (the "**Initial Class B Notes**") (the Initial Class A Notes and the Initial Class B Notes collectively, the "**Initial Notes**") on 29 July 2002 subject to the terms and conditions (the "**Initial Terms and Conditions**") stipulated in an Offering Circular dated 29 July 2002. The holders of the Initial Notes have approved the establishment of the Programme and have consented, in accordance with the Initial Terms and Conditions, to the incorporation of the Initial Notes into the Programme and the replacement of the Initial Terms and Conditions with the Terms and Conditions. The Initial Notes, the Class A Notes and the Class B Notes, collectively defined as the "**Notes**".

Any other terms and conditions not contained in the Terms and Conditions which are applicable to any Notes will be set forth in a pricing supplement (the "**Applicable Pricing Supplement**"). The maximum aggregate nominal amount of all Notes in issue at any point in time will not exceed ZAR5,000,000,000 or such other amount as the board of directors of the Issuer may from time to time decide and specify in an Applicable Pricing Supplement, excluding Notes issued during the Refinancing Period (as defined below) for the purposes of refinancing on their Scheduled Maturity Date (as defined below), *inter alia*, Notes already in issue. Save as set out herein, the Notes will not be subject to any minimum or maximum maturity.

StoreCard Guarantee Corporation (Proprietary) Limited (the "**Security SPV**") has given its irrevocable and unconditional guarantee to the holders of the Notes ("**Noteholders**") for the due and punctual performance by the Issuer of all the obligations which it may now have or have incurred or in the future may incur to the Noteholders in respect of or arising out of the Programme (including but not limited to specific performance and payment of principal and interest in respect of the Notes). The Notes will be secured by the pledge and cession of certain assets of the Issuer (the "**Asset Pool**") to the Security SPV for the benefit of, among others, the Noteholders, as described in the section entitled "*Security Arrangements*" below. All payments to be made to Noteholders and certain other creditors of the Issuer (whether made by the Issuer or the Security SPV) will be made from the proceeds of the Asset Pool in accordance with an agreed priority of payments (the "**Priority of Payments**").

The Programme has been listed by the Bond Exchange of South Africa, a licensed financial exchange in terms of the Financial Markets Control Act, 1989 ("**BESA**"). Notes will be listed on BESA, or any successor exchange or on such other or further exchange as may be determined by the Issuer and subject to any relevant applicable law. Details of the Notes, including the aggregate nominal amount of the Notes, interest (if any) payable in respect of the Notes and the issue price of the Notes will be set forth in the Applicable Pricing Supplement. The Applicable Pricing Supplement will be delivered to BESA and STRATE Limited on or before the date of issue of the Notes and the Notes may be traded by or through members of BESA from the date specified in the Applicable Pricing Supplement.

SAVE FOR THE GUARANTEE BY THE SECURITY SPV, THE NOTES WILL BE THE OBLIGATIONS OF THE ISSUER ONLY AND WILL NOT BE OBLIGATIONS OR RESPONSIBILITIES OF, OR GUARANTEED BY, ANY OTHER PERSON. IN PARTICULAR, THE NOTES WILL NOT BE OBLIGATIONS OF, OR GUARANTEED BY, THE ADMINISTRATOR, THE ACCOUNT BANK, THE ISSUER OWNER TRUST (OR ITS TRUSTEES), FIRSTRAND BANK LIMITED ("FRB"), OR ANY COMPANY IN THE SAME GROUP AS, OR AFFILIATED TO, FRB, EDGARS CONSOLIDATED STORES LIMITED ("EDCON") OR ANY COMPANY IN THE SAME GROUP OF COMPANIES AS, OR AFFILIATED TO, EDCON. THE CASH FLOWS ULTIMATELY BACKING THE NOTES DERIVE FROM THE ASSETS OF THE ISSUER AND DO NOT DERIVE IN ANY WAY FROM ANY OTHER CASH FLOWS.

The Notes may be issued on a continuing basis and be placed by one or more of the dealers specified under the section entitled "*Summary of the Programme*" and any additional Dealers appointed under the Programme from time to time, which appointment may be for a specific issue or on an ongoing basis (each a "**Dealer**" and the "**Dealers**").

Particular attention is drawn to the section herein entitled "*Investor Considerations*" below.

FirstRand Bank Limited,
acting through its Rand Merchant Bank division

Arranger, Manager and Dealer

FirstRand Bank Limited,
acting through its Rand Merchant Bank division

Sponsoring Member

Programme Memorandum dated 8 June 2004

The Issuer accepts responsibility for the information contained in this Programme Memorandum, except as may be otherwise stated. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Programme Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information.

*The Issuer has not separately verified the information set forth in the sections entitled "Description of the Originator", and "Originator's Credit Operations" below, responsibility for such sections having been assumed by Edgars Consolidated Stores Limited ("**Edcon**"). Save as aforesaid, the Issuer, having made all reasonable enquiries, confirms that this Programme Memorandum contains or incorporates all information which is material in the context of the issue and the offering of Notes, that the information contained or incorporated in this Programme Memorandum is true and accurate in all material respects and is not misleading, that the opinions and the intentions expressed in this Programme Memorandum are honestly held and that there are no other facts the omission of which would make this Programme Memorandum or any of such information or expression of any such opinions or intentions misleading.*

*This Programme Memorandum is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see the section entitled "**Documents Incorporated by Reference**" below). This Programme Memorandum shall be read and construed on the basis that such documents are incorporated into and form part of this Programme Memorandum.*

The Arranger, the Dealers and other professional advisers have not separately verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility is accepted by the Arranger, the Dealers or other professional advisers as to the accuracy or completeness of the information contained in this Programme Memorandum or any other information provided by the Issuer and the Security SPV. The Arranger, the Dealers and professional advisers do not accept any liability in relation to the information contained in this Programme Memorandum or any other information provided by the Issuer and the Security SPV in connection with the Programme.

No person has been authorised to give any information or to make any representation not contained in or not consistent with this Programme Memorandum or any other information supplied in connection with the Programme and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, Edcon, the Security SPV, the Arranger or any Dealer.

*The obligations of FirstRand Bank Limited (acting through its FNB Corporate division) ("**FNB Corporate**") as Liquidity Facility Provider do not extend beyond the salient features disclosed in this Programme Memorandum. FNB Corporate, as Liquidity Facility Provider, will not support the Securitisation Transaction beyond its obligations in accordance with the terms of the Liquidity Facility Agreement. The obligations of FirstRand Bank (acting through its Rand Merchant Bank division ("**RMB**") as Subordinated Lender do not extend beyond the salient features discussed in this Programme Memorandum. No person shall have any recourse to RMB, as Subordinated Lender, beyond the fixed contractual obligations provided under the Subordinated Loan Agreements.*

Edcon has not separately verified the information contained in this Programme Memorandum, save for that set forth in the sections entitled "The Asset Pool", "Description of the Originator" and the "Originator's Credit Operations". Accordingly, no representation, warranty or undertaking, express or implied is made and no responsibility is accepted by Edcon as to the accuracy or completeness of the information contained in this Programme Memorandum or any other information provided by the Issuer in connection with the Notes, save for the information identified above. Save as aforesaid and save as expressly provided in any Transaction Document, Edcon does not accept any liability in relation to the information contained in this Programme Memorandum or any other information provided by the Issuer in connection with the Notes.

This Programme Memorandum and any other information supplied in connection with the Programme and the Notes does not constitute the rendering of financial or investment advice by the Issuer, the Security SPV, Edcon, the Arranger, any Dealer or any of the other professional advisers.

Neither this Programme Memorandum nor any other information supplied in connection with the Programme is intended to provide a basis for any credit or other evaluation, or should be considered as a recommendation by the Issuer, Edcon, the Security SPV, the Arranger or any Dealer that any recipient of this Programme Memorandum or any other information supplied in connection with the Programme, should subscribe for, or purchase, any Notes.

Each investor contemplating the purchase of, or subscription for, any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer. Neither this Programme Memorandum nor any other information supplied in connection with the Programme constitutes an offer or invitation by or on behalf of the Issuer, Edcon, the Security SPV, the Arranger or any Dealer to any person to subscribe for, or to purchase, any Notes.

Neither the delivery of this Programme Memorandum nor any sale or subscription made in connection herewith shall, under any circumstances, create any implication that there has been no change in the affairs of Edcon or of the Issuer since the date hereof.

The delivery of this Programme Memorandum does not at any time imply that the information contained herein concerning the Issuer or Edcon is correct at any time subsequent to the date hereof or that any other financial statements or other information supplied in connection with the Programme is correct as at any time subsequent to the date indicated in the document containing the same. Investors should review, among others, the most recent financial statements of the Issuer and Edcon when deciding whether or not to purchase any Notes.

This Programme Memorandum does not constitute an offer to sell, or the solicitation of an offer to buy, any Notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction.

The distribution of this Programme Memorandum and the offer or sale of Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Programme Memorandum or any Notes come must inform themselves about, and observe, any such restrictions. In particular, there are restrictions on the distribution of this Programme Memorandum and the offer or sale of Notes in the United States of America, the United Kingdom and the Republic of South Africa. None of the Issuer, Edcon, the Security SPV, the Arranger, the Dealers or the other professional advisers represent that this Programme Memorandum may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assumes any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, Edcon, the Security SPV, the Arranger, the Dealers or the professional advisers which would permit a public offering of any Notes or distribution of this document in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Programme Memorandum nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. The Dealers have represented that all the offers and sales by them will be made in compliance with this prohibition.

This Programme Memorandum is not for distribution in, and does not constitute an offer of securities for sale or subscription in, the United States of America, Canada, Japan or Australia or in any other jurisdiction in which such an offer for sale or subscription would be unlawful or would require qualification or registration. Securities may not be offered in the United States of America without registration or an exemption from registration under the securities laws of the United States of America or in any other jurisdiction, except in accordance with applicable law. Notes have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act"). Notes may not be offered, sold or delivered within the United States of America or to U.S. persons or persons resident in the United States of America, except in accordance with Regulation S under the Securities Act.

*All references in this document to "**Rand**", "**ZAR**", "**South African Rand**", "**R**" and "**cent**" refer to the currency of the Republic of South Africa.*

Where any term is defined within the context of any particular clause or section in this Programme Memorandum, the term so defined, unless it is clear from the clause or section in question that the term so defined has limited application to the relevant clause or section, shall bear the meaning ascribed to it for all purposes in this Programme Memorandum, unless qualified by the terms and conditions of any particular Tranche of Notes (as defined in the Terms and Conditions) as set out in the Applicable Pricing Supplement or unless the context otherwise requires. Expressions defined in this Programme Memorandum shall bear the same meanings in supplements to this Programme Memorandum which do not themselves contain their own definitions.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents shall be deemed to be incorporated in, and to form part of, this Programme Memorandum:

(a) any supplements to this Programme Memorandum circulated by the Issuer from time to time in accordance with the Programme Agreement dated 7 June 2004 entered into between the Arranger and Dealers (as defined therein) and the Issuer (the "**Programme Agreement**");

(b) the Guarantee dated 27 July 2002 executed by the Security SPV for the benefit of Noteholders as amended and restated by a written Amendment and Restatement Agreement dated 8 June 2004 entered into between the Security SPV, the Subordinated Lender, the Liquidity Facility Provider, the Originator and the Issuer (on behalf of the Noteholders of the Initial Notes);

(c) the Agency Agreement dated 7 June 2004 entered into between the Issuer, the Paying Agent, the Calculation Agent and the Transfer Agent (the "**Agency Agreement**");

(d) the audited Annual Financial Statements, and the notes thereto, of the Issuer for the financial year ended 30 September 2003 as well as the audited Annual Financial Statements, and the notes thereto, of the Issuer in respect of further financial years, as and when such become available;

(e) each of the Applicable Pricing Supplements relating to any Notes; and

(f) the Administration Agreement dated 27 July 2002 entered into between the Issuer, the Security SPV and the Administrator as amended and restated by a written Amendment and Restatement Agreement dated 7 June 2004 entered into between the Issuer, the Security SPV and the Administrator,

save that any statement contained herein or in a document which is incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Programme Memorandum to the extent that a statement contained in any such subsequent document which is deemed to be incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise).

The Issuer will, in connection with the listing of Notes on BESA, or on such other exchange or further exchange or exchanges as may be selected by the Issuer, and for so long as any Note remains outstanding and listed on such exchange, publish a new Programme Memorandum or a further supplement to the Programme Memorandum on the occasion of any subsequent issue of Notes where there has been:

(a) a material adverse change in the condition (financial or otherwise) of the Issuer which is not then reflected in the Programme Memorandum or any supplement to the Programme Memorandum; or

(b) any modification of the terms of the Programme which would then make the Programme Memorandum materially inaccurate or misleading.

Any such new Programme Memorandum or Programme Memorandum as supplemented or modified shall be deemed to have been substituted for the previous Programme Memorandum or to have modified the previous Programme Memorandum from the date of its issue.

The Issuer will provide, free of charge, to each person to whom a copy of the Programme Memorandum has been delivered, upon request of such person, a copy of any of the documents deemed to be incorporated herein by reference, unless such documents have been modified or superseded. Requests for such documents should be directed to the Issuer at its registered office as set out herein.

The documents deemed to be incorporated herein by reference are available for inspection at the offices of the Issuer during office hours.

SUMMARY OF THE SECURITISATION TRANSACTION

The following is a brief overview of certain key aspects of the Securitisation Transaction as more fully described in this Programme Memorandum. The following summary of the Securitisation Transaction does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere in this Programme Memorandum, in the Applicable Pricing Supplement in relation to any particular Tranche of Notes and the documents referred to herein. Words used in this section shall have the same meanings as defined in the section entitled "Terms and Conditions of the Notes" below unless otherwise defined in this section or such meaning is clearly inappropriate from the context. The contents of this section shall not form part of the Terms and Conditions and may not be utilised in interpreting the Terms and Conditions.

STRUCTURAL DIAGRAM



Edgars Consolidated Stores Limited (the "Originator")
Issuer Owner Trust
SPV Owner Trust
Exposure through Indirect investment in Subordinated Loans provided by FRB
Non-recourse sale of Eligible Receivables on Eligible Accounts
100% equity shareholder
OntheCards Investments Limited (the "Issuer")
100% equity shareholder
StoreCard Guarantee Corporation (Proprietary) Limited (the "SecuritySPV")
Indemnity against Guarantee claims – pledge of Assets as security
Eligible Receivables Pool
Class A Notes
Class B Notes
Subordinated Loan
Proceeds on Notes issued to investors
Noteholders (Class A Notes; Class B Notes)
Guarantee to Noteholders and other Transaction Creditors in accordance with Priority of Payments
Other Transaction Creditors

1. The Issuer entered into a securitisation transaction (the "**Initial Securitisation Transaction**") during July 2002 pursuant to which it purchased the Initial Eligible Receivables on Initial Eligible Accounts from the Originator.

2. In order to fund the payment of the Purchase Price for the Initial Eligible Receivables, the Issuer issued ZAR1,730,000,000 of Class A Notes and ZAR200,000,000 of Class B Notes on the terms set out in an Offering Circular dated 29 July 2002 and borrowed the Initial Subordinated Loan from the Subordinated Lender of ZAR370,000,000.

3. The structure of the Initial Securitisation Transaction is diagrammatically represented above.

4. The Issuer has on a daily basis purchased from Edcon, the Originator, Ongoing Eligible Receivables on the Initial Eligible Accounts.

5. The Issuer has obtained the consent of the Noteholders of the Initial Notes to replace the Terms and Conditions of the Initial Notes with Terms and Conditions, as contained in this Programme Memorandum dated 8 June 2004 in order to allow for the purchase of Eligible Receivables after the Scheduled Maturity Date of the Initial Notes (the "**Ongoing Securitisation Transaction**"). The structure of the Ongoing Securitisation Transaction is identical to the structure of the Initial Securitisation Transaction.

6. Pursuant to the Ongoing Securitisation Transaction, the Originator will, from time to time, at the Issuer's election, but subject to the fulfilment of the Conditions Precedent to Issue, sell, free of any Encumbrance and on a non-recourse basis, to the Issuer all the Eligible Receivables on certain Subsequent Eligible Accounts Originated by the Originator in South Africa.

7. Only Eligible Receivables will be acquired by the Issuer. The Eligible Accounts will be retained by the Originator. The Eligible Accounts comprise a specific portfolio of Accounts meeting the prescribed eligibility criteria as described in the section entitled *"The Asset Pool"* below.

8. The Issuer will finance its obligation to pay the Purchase Price in respect of each purchase of Subsequent Eligible Receivables by issuing further Tranches of Class A Notes and Class B Notes to investors and by obtaining an Applicable Subordinated Loan from the Subordinated Lender in such proportions of Class A Notes, Class B Notes and Applicable Subordinated Loan as the Issuer may, subject to obtaining a Rating Affirmation, determine.

9. The Issuer will continue on a daily basis to purchase from Edcon, the Originator, Ongoing Eligible Receivables on the Initial Eligible Accounts and will on a daily basis, after each First Transfer Date in respect thereof, purchase from Edcon, the Originator, Ongoing Eligible Receivables on the Subsequent Eligible Accounts.

10. The Issuer may also issue further Tranches of Class A Notes and Class B Notes and borrow an Applicable Subordinated Loan to refinance Class A Notes and Class B Notes already in issue on their respective Maturity Dates and to repay the associated Applicable Subordinated Loan.

11. The Issuer will pledge and cede the Eligible Receivables which it owns to the Security SPV as security for the Counter-Indemnity granted by the Issuer to the Security SPV against any claims arising as a result of the Security SPV issuing a Guarantee in favour of the Noteholders and other Transaction Creditors of the Issuer.

12. Edcon will perform a Servicer role in terms of which it will be obliged to manage the Eligible Receivables in the ordinary course of its credit management business, as more specifically referred to in the Credit Procedures Manual. The Servicer role is more fully described in the section entitled *"Servicing Arrangements"* below. Any material changes to the Credit Procedures Manual as regards the Eligible Receivables will require the prior approval of the Security SPV and a Rating Affirmation. Edcon will acquire a first-loss interest in the Issuer through an indirect credit linked investment in the Applicable Subordinated Loans to be provided to the Issuer by the Subordinated Lender.

SUMMARY OF THE PROGRAMME

The following summary of the Programme does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere in this Programme Memorandum, in the Applicable Pricing Supplement in relation to any particular Tranche of Notes and in the documents referred to herein. Words used in this section shall have the same meanings as defined in the section entitled "Terms and Conditions of the Notes" below, unless otherwise defined in this section or such meaning is clearly inappropriate from the context. The contents of this section shall not form part of the Terms and Conditions and may not be utilised in interpreting the Terms and Conditions or any of the Transaction Documents.

THE PARTIES	
Issuer	OntheCards Investments Limited (registration number 2002/015386/06) (the "**Issuer**"), a public company duly established in accordance with the laws of South Africa having its registered office at 4 Merchant Place, corner Rivonia Road and Fredman Drive, Sandton, 2196, South Africa. See the section entitled "*Description of the Issuer*" below.
Originator	Edgars Consolidated Stores Limited (registration number 1946/022751/06) ("**Edcon**"), a public company duly established in accordance with the laws of South Africa and having its registered office at Press Avenue, Edgardale, Crown Mines, Johannesburg, South Africa. See the section entitled "*Description of the Originator*" below.
Security SPV	StoreCard Guarantee Corporation (Proprietary) Limited (registration number 2001/021506/07) (the "**Security SPV**"), a private company duly established in accordance with the laws of South Africa and having its registered office at 4 Merchant Place, corner Rivonia Road and Fredman Drive, Sandton, 2196, South Africa. See the section entitled "*Security Arrangements*" below.
Transaction Creditors	Each of those creditors of the Issuer included in the Priority of Payments.
Arranger	FirstRand Bank Limited (registration number 1929/001225/06), a public company duly established and duly registered as a bank in accordance with the laws of South Africa ("**FRB**"), acting through its Rand Merchant Bank division ("**RMB**").
Dealers	RMB and any other additional Dealers appointed under the Programme from time to time, which appointment may be for a specific issue or on an ongoing basis, will act as dealer(s) in the Notes in accordance with the terms of the Programme Agreement, as more fully described in the section entitled "*Subscription and Sale*" below.
Manager	RMB will act as manager of the Notes in accordance with the terms of the Programme Agreement, as more fully described in the section entitled "*Description of the Manager*" below.
Administrator	RMB will act as Administrator of the Issuer in terms of the Administration Agreement between the Issuer, the Security SPV and RMB, as more fully described in the section entitled "*Description of the Administrator*" below.
Calculation Agent	RMB, unless the Issuer elects to appoint another entity as Calculation Agent, in which event that other entity will act as Calculation Agent in accordance with the terms of the Agency Agreement.
Paying Agent	RMB, unless the Issuer elects to appoint another entity as Paying Agent, in which event that other entity will act as Paying Agent in accordance with the terms of the Agency Agreement.
Transfer Agent	RMB, unless the Issuer elects to appoint another entity as Transfer Agent, in which event that other entity will act as Transfer Agent in accordance with the terms of the Agency Agreement.
Independent Auditor	Deloitte & Touche, or such other independent Auditor (or independent firm of Auditors), which is internationally recognised, as may be selected by the Issuer from time to time.
Account Bank	RMB, provided that in the event that FRB ceases to hold a Required Credit Rating another Account Bank shall be appointed, provided that such bank shall have a Required Credit Rating and be registered in accordance with the Banks Act.
Hedge Counterparty	RMB, provided that in the event that the Hedge Counterparty ceases to hold a Required Credit Rating, the Issuer shall appoint an alternative Hedge Counterparty having a Required Credit Rating.

Servicer	Edcon. See the section entitled "*Servicing Arrangements*" below.
Back-Up Servicer	RMB. The Back-Up Servicer acts as a co-ordinator of the Back-Up Servicer Plan delivered by the Back-Up Servicer to the Security SPV on the Initial Issue Date pursuant to the Origination, Sale and Servicing Agreement, which describes the measures to be implemented by the Issuer in the event that the appointment of Edcon as Servicer is terminated under the terms of the Origination, Sale and Servicing Agreement.
Subordinated Lender	RMB. Edcon will acquire a first-loss interest in the Issuer through an indirect credit linked investment in the Subordinated Loans.
Liquidity Facility Provider	FNB Corporate and/or such other Liquidity Facility Provider having a Required Credit Rating as may be appointed by the Issuer from time to time, provided that in the event that any Liquidity Facility Provider ceases to have a Required Credit Rating, that Liquidity Facility Provider shall (unless and until the Liquidity Facility of that Liquidity Facility Provider is terminated) deposit an amount equal to the undrawn amount of the Liquidity Facility with the Standby Liquidity Account Bank and shall cede and pledge its right, interest and title in and to the Standby Liquidity Account to the Issuer as security for its obligations to the Issuer as Liquidity Facility Provider under the Liquidity Facility Agreement.
Issuer Owner Trust and Security SPV Owner Trust	Werksmans Trust (Proprietary) Limited (registration number 1992/003058/07), acting in its active capacities as Issuer Owner Trustee and Security SPV Owner Trustee, shall hold the issued share capital of the Issuer (together with certain of the Issuer Owner Trustee's nominees) and the Security SPV.
Noteholders	The holders of the Notes as recorded in the Register.
Rating Agency	Moody's Investors Service South Africa (Proprietary) Limited (registration number 2002/014566/07), a private company duly established in accordance with the laws of South Africa and/or such other rating agency as may be appointed by the Issuer, subject to the written approval of the Security SPV.
THE NOTES	
Notes	If the Conditions Precedent to Issue have been fulfilled, the Issuer may issue, and have in issue, Notes having an aggregate Principal Amount not exceeding the Programme Limit at any time. Notes may comprise any bonds, notes or debentures which are: (i) issued or to be issued by the Issuer in accordance with the terms of the Terms and Conditions, the Programme Agreement and the Agency Agreement; and (ii) designated in the Applicable Pricing Supplement. Payments (whether in respect of interest or principal) on Notes will be determined by reference to a floating rate. Terms applicable to Notes other than these specifically contemplated under this Programme Memorandum will be set out in the Applicable Pricing Supplement.
Form of Notes	Notes may only be issued in the form of listed Notes as described in the section entitled "*Form of Notes*" below.
Denomination of Notes	Notes will be issued with minimum denominations of ZAR1,000,000.
Currencies	Notes may only be issued in South African Rand (R or ZAR).
Register	The Register maintained by the Transfer Agent in terms of the Terms and Conditions.
Status of the Notes	Each Tranche of Notes to be issued by the Issuer on the terms and conditions set out in this Programme Memorandum constitute limited recourse, secured obligations of the Issuer. See the sections entitled "*Form of Notes*" and "*Terms and Conditions of Notes*" below. The Notes of each Class will rank *pari passu* and rateably without preference or priority among themselves.
Security Structure	The Notes will be limited recourse obligations of the Issuer only. The Issuer's obligations under the Notes are not directly secured by any of the Assets of the Issuer, but the payment obligations of the Issuer under the Notes will be secured by the Security SPV binding itself under the Guarantee to the Transaction Creditors as guarantor of the Issuer's payment obligations. The liability of the Security SPV pursuant to the Guarantee will, however, be limited to the amount of the proceeds recovered by the Security SPV from the Issuer pursuant to the Counter-Indemnity provided by the Issuer to the Security SPV, indemnifying the

	Security SPV in respect of its liabilities under the Guarantee. Under the Issuer Security Cession, the Issuer has ceded and pledged the Asset Pool to the Security SPV as security for its obligations under the Counter-Indemnity. See the section entitled *"Security Arrangements"* below.
Priority of Payments	Subject to Condition 16.4 of the section entitled *"Terms and Conditions of the Notes"* below, the Class A Notes will rank in priority to the Class B Notes and the Class A Notes and the Class B Notes will rank in priority to all Applicable Subordinated Loans both prior to and following the delivery of an Enforcement Notice. For details of the Priority of Payments with respect to amounts available to the Issuer, both prior to and following the delivery of an Enforcement Notice, see Condition 16 of the section entitled *"Terms and Conditions of the Notes"* below.
Issue Price	Notes will be issued on a fully-paid basis at their nominal amount as indicated in the Applicable Pricing Supplement.
Coupon on the Notes	The Coupon Rate for any Tranche of Notes is the floating rate (expressed as a percentage rate per annum), to be determined on the Rate Determination Date by the Calculation Agent for each Coupon Period, in accordance with Condition 11 of the section entitled *"Terms and Conditions of the Notes"* below.
Payment of Coupon Due	Coupon Due in respect of the Notes will be payable in arrears on each relevant Coupon Payment Date.
Coupon Period(s)	In relation to each Tranche of Notes, each three month period commencing on (and including) a Coupon Payment Date and ending on (but excluding) the next Coupon Payment Date thereafter, provided that the first Coupon Period shall be from (and including) the Issue Date to (but excluding) the next Coupon Payment Date thereafter and the last Coupon Period shall terminate on (but exclude) the Actual Redemption Date.
Coupon Payment Date(s)	31 March, 30 June, 30 September and 31 December of each year.
Coupon Step Up	To the extent that any Tranche of Notes is not redeemed in full upon its Scheduled Maturity Date, the Coupon Rate shall increase, by virtue of the Step-Up Margin being added to the Margin which is utilised as part of determining the Coupon Rate thereafter.
Actual Redemption Date	With respect to each Tranche of Notes, the date upon which the Notes are redeemed by the Issuer, whether by way of: (a) amortising payments of the Principal Due on the Notes: (i) upon the dates which are Coupon Payment Dates in accordance with Conditions 8.2 and 9.2(a) of the Terms and Conditions during the Controlled Amortisation Period; or (ii) upon the dates which are Coupon Payment Dates in accordance with Conditions 8.3 and 9.2(b) of the Terms and Conditions during the Early Amortisation Period; or (b) bullet payments of the Principal Due on the Notes: (i) upon early redemption at the option of the Issuer in accordance with Conditions 6.4 and 9.3(a) of the Terms and Conditions upon the Scheduled Maturity Date or any Coupon Payment Date thereafter; (ii) upon the Scheduled Maturity Date at the option of the Issuer in accordance with Condition 9.3(b) of the Terms and Conditions; (iii) upon early redemption at the option of the Issuer in accordance with Condition 9.3(c) of the Terms and Conditions; or (iv) upon mandatory early redemption in accordance with Conditions 9.3(d) and 20 of the Terms and Conditions upon the delivery of an Enforcement Notice following the occurrence of an Event of Default.
Scheduled Maturity Date	With respect to each Tranche of Notes, the date, specified in the Applicable Pricing Supplement, upon which the final principal and interest on the Notes are expected to be repaid or paid, as the case may be, by the Issuer, without any obligation on the Issuer's part to do so, subject to Condition 9.3 of the Terms and Conditions.
Final Maturity Date	The final legal maturity date of the Notes, as specified in the Applicable Pricing Supplement, upon which the final principal and interest on the Notes are required to be repaid or paid, as the case may be, by the Issuer.

Rating of Notes	Each Tranche of Notes is expected, on its Issue Date, to be assigned a rating by the Rating Agency which will be specified in the Applicable Pricing Supplement. Such Ratings of the Notes are not recommendations to buy, sell or hold the Notes, but only address the likelihood that the Principal Owing on such Notes will be fully repaid by the Final Maturity Date and that Coupons Accrued thereon will be paid on a timely basis. Such Ratings do not address the likelihood or amount of repayment of Principal Owing on any such Notes before the Final Maturity Date and may be subject to revision, suspension or withdrawal by the Rating Agency at any time.
Terms and Conditions of the Notes	See the section entitled *"Terms and Conditions of the Notes"* below.
GENERAL	
Description of the Programme	Asset Backed Domestic Medium Term Note Programme.
Programme Limit	ZAR5,000,000,000 or such other amount as the Board of Directors of the Issuer approves from time to time and as indicated in an Applicable Pricing Supplement but excluding (until the Scheduled Maturity Date of the Refinanced Notes) the Principal Amount of any Refinancing Notes issued during the Refinancing Period.
Blocked Rand	Blocked Rand may be used for the purchase of, or subscription for, Notes, subject to South African Exchange Control Regulations.
Use of Proceeds	The proceeds from the issue of the Notes will be applied by the Issuer for its general corporate purposes and, *inter alia*, to acquire an interest in the Asset Pool and/or refinance Notes already in issue or for such other purposes as may be described in the Applicable Pricing Supplement. See the section entitled *"Use of Proceeds"* below.
Eligible Receivables	Those Receivables which are Originated by the Originator upon the Initial Eligible Accounts and the Subsequent Eligible Accounts. See the section entitled *"The Asset Pool"* below.
Asset Pool	Assets acquired by the Issuer comprising the aggregate of the Eligible Receivables, its claims under the Transaction Documents, the Bank Account and any other Permitted Investments held by the Issuer from time to time.
Servicing	Edcon has been appointed by the Issuer as Servicer under the terms of the Origination, Sale and Servicing Agreement. See the section entitled *"Servicing Arrangements"* below.
Back-Up Servicer Account	On the First Issue Date Edcon, in accordance with the Origination, Sale and Servicing Agreement, deposited an amount of ZAR30,000,000 into the Back-Up Servicer Account held by it with the Account Bank and, in terms of the Edcon Security Cession, pledged and ceded the Back-Up Servicer Account to the Issuer as security for its obligations under the Origination, Sale and Servicing Agreement. If required, the Issuer will apply such funds towards financing the implementation of the Back-Up Servicer Plan and any other costs, losses or expenses incurred as a result of the termination of the Servicer's appointment as Servicer.
Revolving Period	The Revolving Period is the period from and including the First Issue Date to (but excluding) the Revolving Period End Date during which, *inter alia*, the Issuer may purchase Ongoing Eligible Receivables and may issue further Notes as contemplated in Conditions 2 and 8.1 of the Terms and Conditions. During the Revolving Period, the Issuer shall apply the Collections and Recoveries from the Eligible Receivables and the Receipts from the Permitted Investments towards payment of its liabilities to the Transaction Creditors in accordance with the Priority of Payments set out in Condition 16.2(b) of the Terms and Conditions.
Non-Refinanced Scheduled Maturity Date	The first Scheduled Maturity Date in respect of which Notes having such Scheduled Maturity Date have not been redeemed in full on that Scheduled Maturity Date pursuant to the Refinancing Option.
Refinancing Option	The Issuer shall, during the Revolving Period, be entitled (but not obliged), subject to the fulfilment of the Conditions Precedent to Issue, to issue further Class A Notes and Class B Notes and to borrow further Applicable Subordinated Loans to repay and refinance, on any Scheduled Maturity Date, the Notes having such Scheduled Maturity Date and the Applicable Subordinated Loan(s) in accordance with Condition 2.3 of the Terms and Conditions.
Revolving Period End Date	The earlier of: (a) the Non-Refinanced Scheduled Maturity Date;

	(b) the Early Amortisation Date; or (c) the Optional Redemption Date pursuant to Condition 9.3(c) of the Terms and Conditions.
Controlled Amortisation Period	The Controlled Amortisation Period commences on the Non-Refinanced Scheduled Maturity Date. During the Controlled Amortisation Period the Issuer shall apply the Collections and the Recoveries from the Eligible Receivables and the Receipts from the Permitted Investments towards payment of its liabilities of the Transaction Creditors in accordance with the Priority of Payments set out in Condition 16.2(b) of the Terms and Conditions.
Early Amortisation Event	The breaching of certain triggers measuring the performance of the Eligible Receivables and/or a default by the Hedge Counterparty, the Originator or the Servicer.
Early Amortisation Period	Upon the occurrence of an Early Amortisation Event, the Administrator shall forthwith provide written notice thereof to the Security SPV and the Early Amortisation Period shall commence upon the occurrence of such Early Amortisation Event. During the Early Amortisation Period, the Issuer shall, *inter alia*, purchase no Ongoing Eligible Receivables. During the Early Amortisation Period the Issuer shall apply the Collections and Recoveries from the Eligible Receivables and the Receipts from the Permitted Investments towards payment of its liabilities to the Transaction Creditors in accordance with the Priority of Payments set out in Condition 16.2(c) of the Terms and Conditions.
Originator's Option	The option of the Originator in accordance with the Origination, Sale and Servicing Agreement to continue to sell Ongoing Eligible Receivables to the Issuer following the Non-Refinanced Scheduled Maturity Date, subject to Condition 6.3 of the Terms and Conditions, which sale may only be funded by the Issuer drawing on the Originator Facility.
Subordinated Loans	The Subordinated Lender will, subject to the fulfilment of the Conditions Precedent to Issue, on each Issue Date, advance an Applicable Subordinated Loan to the Issuer, the principal amount of which will (other than in the case of the Initial Subordinated Loan which is specified in the Initial Subordinated Loan Agreement) be specified in a Subordinated Loan Certificate. The Subordinated Loans will be subordinated to all Classes of the Notes in accordance with the Priority of Payments. No payments of Principal Owing shall be made by the Issuer in respect of the Subordinated Loans until the Notes shall have been redeemed in full, save for pursuant to the refinancing of an Applicable Subordinated Loan in accordance with the Issuer's Refinancing Option.
Selling Restrictions	There are selling restrictions in the United States of America, the United Kingdom and South Africa and such other restrictions as may be required to be met in relation to an offering or sale of a particular Tranche of Notes which may be included in the Applicable Pricing Supplement.
Stamp Duty	In terms of prevailing South African legislation, the original issue of a Note, being an interest-bearing debenture of a company, is exempt from the payment of stamp duty. No stamp duty is payable on the subsequent registration of transfer of any Notes listed by any stock exchange licensed in terms of the Stock Exchanges Control Act, 1985 or listed by any financial exchange (including BESA) as defined in the Financial Markets Control Act, 1989.
South African Taxation	See the section entitled "*South African Taxation*" below.
BESA Listing	As at the date of this Programme Memorandum, the Programme has been granted a listing by BESA. Notes issued under the Programme will be listed on BESA (or on a successor exchange to BESA or such other or further exchange or exchanges as may be selected by the Issuer in relation to such issue). See the section entitled "*Form of Notes*" below.
Governing Law	The Notes and the Transaction Documents will all be governed by, and construed and interpreted in accordance with, the laws of South Africa.

INVESTMENT CONSIDERATIONS

Words used in this section shall have the same meanings as defined in the section entitled "Terms and Conditions of the Notes" below, unless otherwise defined in this section or such meaning is clearly inappropriate from the context. The contents of this section shall not form part of the Terms and Conditions and may not be utilised in interpreting the Terms and Conditions or any of the Transaction Documents.

Prospective investors should carefully consider the following investment considerations, in addition to the matters described elsewhere in this Programme Memorandum, prior to investing in the Notes. The matters set out in this section are not necessarily exhaustive and prospective investors must form their own judgement in regard to the suitability of the investment they are making.

1. THE ISSUER'S ABILITY TO MEET ITS OBLIGATIONS UNDER THE NOTES

The ability of the Issuer to meet its obligations to pay principal and interest on the Notes will be entirely dependent on the receipt by it of payments on the underlying Eligible Receivables and the Permitted Investments, together forming part of the Asset Pool.

2. LIMITED ENFORCEMENT OF THE NOTES

The rights of Noteholders and other Transaction Creditors to enforce their claims directly against the Issuer shall be limited and such Noteholders and other Transaction Creditors, save for certain exceptions (such as the security rights afforded to the Security SPV being unenforceable for some reason), are required to make such claims through the Security SPV, which shall, in turn, claim under the Counter-Indemnity from the Issuer and enforce its security in respect of the Asset Pool under the relevant Security Agreements.

Upon enforcement by the Security SPV of its security in respect of the Asset Pool comprised in the Security Agreements, the Security SPV will have recourse to payments due from the Issuer on the Eligible Receivables and the balance of funds in the Asset Pool. However, enforcement by the Security SPV will not necessarily result in accelerated repayment of the Class A Notes, the Class B Notes and/or the Subordinated Loans. The Security SPV will only be able to distribute to Noteholders those funds which are available to it through a liquidation of the Asset Pool.

3. LIMITED RECOURSE OBLIGATIONS

The liability of the Issuer to make the relevant payments in respect of principal and interest on the Notes may only be satisfied out of its interest in the Asset Pool. Neither the Security SPV nor the Noteholders shall have any other recourse in respect of such payments against the Issuer. If distributions on the Assets are insufficient to make payments on the Notes, no other assets will be available for payment of the deficiency and, following the liquidation of the Asset Pool, the obligation of the Issuer to pay such deficiencies will be extinguished.

Upon default of a significant portion of Obligors in relation to the Eligible Receivables and after the exercise by the Servicer of all available remedies in respect of the collection of the Eligible Receivables, the Noteholders may receive by way of principal repayment an amount less than the face value of their Notes and the Issuer may be unable to pay in full or part interest accrued on the Notes.

4. LIMITED LIQUIDITY OF THE NOTES

There is currently no market for the Notes. There can be no assurance that a secondary market for any of the Notes will develop, or, if a secondary market does develop, that it will provide the Noteholders with the required liquidity or that it will continue for the life of the Notes.

As and when each Tranche of Notes is issued by the Issuer, the Issuer will make application for the listing of such Tranche of Notes on BESA. Such listing may, but will not necessarily, serve to enhance liquidity in the Notes owing to increased transparency pursuant to the disclosure requirements of BESA. Performance information will also be provided by the Rating Agency on a quarterly basis.

5. REPAYMENT OF PRINCIPAL OWING AT THE SCHEDULED MATURITY DATE

Each Tranche of Notes is expected to be refinanced on its Scheduled Maturity Date pursuant to the exercise of the Issuer's Refinancing Option (although the Issuer is not obliged to exercise the Issuer's Refinancing Option). No person has underwritten or guaranteed this refinancing and therefore the Notes have been rated on the basis that principal and interest will be repaid by the Final Maturity Date and at each Coupon Payment Date, respectively. A step up coupon amount is paid on the value of the principal on the Notes following the Scheduled Maturity Date. Subject to certain conditions, the Issuer is entitled to Dispose of the Eligible Receivables from the Scheduled Maturity Date onwards.

6. GUARANTEE AND COUNTER-INDEMNITY STRUCTURE

The Security SPV will bind itself to the Noteholders and other Transaction Creditors as guarantor for the due and punctual fulfilment by the Issuer of all payment obligations which the Issuer may incur to the Noteholders under the Notes and to such other Transaction Creditors. The liability of the Security SPV pursuant to such Guarantee will, however, be limited in the aggregate to the amount recovered by the Security SPV from the Issuer arising out of a Counter-Indemnity given by the Issuer to the Security SPV in respect of claims that may be made against the Security SPV by Noteholders arising out of such Guarantee. The Issuer has received a legal opinion stating, subject to certain qualifications, that such Guarantee and Counter-Indemnity structure is valid and enforceable. There is no guarantee that a court would reach the same conclusion as that in the legal opinion so obtained by the Issuer.

7. CREDIT RATINGS

The Notes have been, or will be, assigned a Rating by the Rating Agency. Credit ratings of debt securities represent the Rating Agency's opinion regarding their credit quality and are not a guarantee of the credit quality thereof. A Rating is not a recommendation to buy, sell or hold any security, in so much as such Rating does not comment as to the market price or suitability for a particular investor. A Rating may be subject to a revision, suspension or withdrawal at any time by the Rating Agency.

8. GOVERNANCE OF THE ISSUER'S AFFAIRS

The business of the Issuer is confined, in terms of the Issuer's memorandum and articles of association, to that directly related to, and necessary in respect of the Securitisation Transaction. In particular the purchase and sale of Assets is, to a great extent, restricted as is the incurring of any Indebtedness or encumbering of its Assets. The Issuer's Business is defined in the Terms and Conditions below as *"the business of the Issuer in effecting the Securitisation Transaction, acquiring and receiving payment in respect of Assets, issuing the Notes, concluding the Transaction Documents and any other transaction directly relating to such activities, as described or envisaged in the Transaction Documents"*.

In terms of the Issuer's memorandum and articles of association, the Issuer is at all times required to have three Directors in office. Two of the aforesaid Directors are required to be appointed by the Trustee for the time being of the Issuer Owner Trust, such Trustee initially being Werksmans Trust (Proprietary) Limited. The Security SPV shall appoint a third Independent Director and all resolutions signed by the Directors of the Issuer from time to time are required to, in each case, be signed by such third Independent Director.

The Administrator is obliged in terms of the Administration Agreement to draw up, on a quarterly basis, performance reports, in a specified format, which are to be reviewed by the Auditors of the Issuer and provided to the Rating Agency. Such reports will be made available to Noteholders on both the Rating Agency's as well as the Administrator's Internet web sites. In addition, the Issuer shall be obliged to prepare on an annual basis, audited annual Financial Statements and to lodge such Financial Statements with the Security SPV and the Central Depository. Such Financial Statements will also be made available to Noteholders.

In terms of the Origination, Sale and Servicing Agreement, the Issuer is obliged to inform the Security SPV and, in certain instances, the Rating Agency of the occurrence of certain events as and when the Issuer becomes, or could reasonably have been expected to have become, aware thereof.

The Issuer is obliged to secure the services of an appropriate Servicer to manage and collect the Eligible Receivables. Edcon has been appointed by the Issuer as Servicer at the outset of the Securitisation Transaction and is required to manage the Eligible Receivables in the ordinary course of its credit management business as specified in the Credit Procedures Manual. To the extent that any material changes, as relate to the Eligible Receivables, are made to the conduct of Edcon's credit management business and/or to the Credit Procedures Manual, Edcon and the

Issuer are required to obtain the prior written consent of the Security SPV in respect of such changes and to apply to the Rating Agency for a Rating Affirmation.

9. INSOLVENCY OF THE SECURITY SPV

The liabilities:

(a) of the Issuer consist of the claims of the Transaction Creditors, which liabilities should not in the aggregate exceed the amount of the Asset Pool; and

(b) of the Security SPV consist of the Guarantee given by the Security SPV to the Noteholders and other Transaction Creditors, which liabilities cannot in the aggregate exceed the amount recovered from the Issuer pursuant to the Counter-Indemnity given by the Issuer to the Security SPV.

It is nevertheless possible for the Security SPV to be Liquidated, which may adversely affect the rights of the Noteholders, the orderly payment of Transaction Creditors in accordance with the Priority of Payment and/or the enforcement of the security granted to the Security SPV. However, the Security SPV itself could only be insolvent (and therefore be Liquidated) if the Issuer or the Security SPV (or any officer of the Security SPV or the Issuer) was dishonest or negligent or if there was a breach of contract on the part of the Security SPV (or a breach of fiduciary duty by an officer of the Issuer or the Security SPV), for instance by entering into unauthorised transactions.

If the Security SPV is Liquidated, the Noteholders shall be entitled to take action themselves to enforce claims directly against the Issuer should an Event of Default occur.

10. INTEREST RATE RISK WITHIN THE ISSUER

The Issuer has various interest rate exposures based on the yield earned on the Eligible Receivables and the rates of interest paid on its funding. Interest is charged when applicable on the Eligible Receivables at the Maximum Rate permitted from time to time under the Usury Act. The Issuer will enter into Hedge Agreements with the Hedge Counterparty on the basis that all interest received on the Eligible Receivables at such Maximum Rate will be directly swapped out into a JIBAR linked rate. The Notes, Subordinated Loans, Liquidity Facility and Originator Facility will all incur interest on a JIBAR linked or equivalent floating rate basis.

11. TAX CONSIDERATIONS

The Issuer has carried out all steps reasonably necessary to ensure its compliance with the current provisions of the Income Tax Act, 1962, the VAT Act and other Taxation provisions. All disclosure will be made to any Taxation bodies but no assurance can be given that the views of these bodies will not differ from the treatment adopted by the Issuer from time to time.

12. EFFECT OF SUBORDINATION

The claims of all Transaction Creditors (save for the Taxation authorities) are limited (see Condition 21 under the section entitled "*Terms and Conditions of the Notes*") and such Transaction Creditors shall be entitled, notwithstanding the amount of any Payments Owing to them, to receive payment from the Issuer of Payments Due only in accordance with the Priority of Payments. In particular (save in respect of the proceeds derived from the issue of Refinancing Notes and the borrowing of the relevant Applicable Subordinated Loan during the Refinancing Period pursuant to the Refinancing Option):

(a) payment of principal and interest by the Issuer to the Subordinated Lender during the Controlled Amortisation Period, or (if applicable) the Early Amortisation Period, will not commence until after the Class A Noteholders and the Class B Noteholders have been paid in full; and

(b) payment of principal by the Issuer to the Class B Noteholders including (if applicable) during the Revolving Period, or (if applicable) the Early Amortisation Period, will not commence until after the Class A Noteholders have been paid in full.

13. NEGATIVE CARRY ARISING FROM PERMITTED INVESTMENTS

The Issuer is obliged to invest:

(a) all surplus Cash in Permitted Investments; and

(b) the proceeds of the issue of all Refinancing Notes during the Revolving Period in Permitted Investments having maturity date(s) on or prior to the Scheduled Maturity Date of the relevant Refinanced Notes.

The investment in Permitted Investments by the Issuer will result in a negative carry for the Issuer due to the fact that the yield on the Permitted Investments will in all likelihood be lower than the interest rates relating to the Issuer's interest obligations. This risk is, however, mitigated by the fact that the investments in Permitted Investments of surplus Cash should at any point in time be small in relation to the total Eligible Receivables but should this not be the case, the Early Amortisation Event (b) in the Terms and Conditions could be triggered.

All Permitted Investments are ceded to the Security SPV as security for the Issuer's obligations.

14. UNSECURED OBLIGATIONS OF THE OBLIGORS

The Originator will sell only the rights and claims in respect of the Eligible Receivables arising under the Eligible Accounts, which consist or will consist of unsecured monetary obligations of the Obligors under the Core Documents establishing the Eligible Accounts and the Eligible Receivables arising on them. No security has been given by any Obligor for any such monetary obligations. Each of the Issuer and the Security SPV will rely on the Servicer to exercise the rights and carry out its obligations, as described in the section entitled "*Servicer and Servicing Arrangement*" below.

15. CREDIT AGREEMENTS ACT AND USURY ACT

All credit transactions which occur on Eligible Accounts and each Core Document establishing each Eligible Account, are and will be subject to the provisions of both the Credit Agreements Act and the Usury Act.

A significant number of transactions on Eligible Accounts are and will be in respect of items of Credit extended to an Obligor for an amount up to ZAR10,000. In terms of the Credit Agreements Act, 1980 (the "**Credit Agreements Act**"), all Credit transactions of this class, are subject to the following:

(a) should a Core Document fail to comply with any provision of the Credit Agreements Act, such agreement may be unenforceable by the Originator against the Obligor and a court order shall not be required in this regard. Should the Core Document be unenforceable, all Eligible Receivables arising thereon will not qualify as Eligible Receivables; and

(b) if the Obligor fails to comply with any obligation in terms of any Core Document or if any other contingency occurs which in terms of such Core Document entitles the Originator to take action against the Obligor, and such a Core Document is not terminated or rescinded, such Obligor shall not be bound to make any payment or to perform any other act whereby the Originator would be placed in a better financial position than that in which it would have been if the Obligor had carried out the obligation in question or such contingency had not occurred.

In terms of the Usury Act:

(a) the Originator shall not, in connection with a Credit transaction, obtain judgement for or recover from an Obligor an amount exceeding the sum of the principal debt, Finance Charges on the principal debt, additional Finance Charges and legal costs actually incurred by it after legal proceedings were instituted by it for the payment of the principal debt or of Finance Charges owing thereon;

(b) any Obligor who, in connection with the Credit transaction, has paid an amount which exceeds the amount which in terms of the Usury Act could lawfully have been recovered from him in connection with such transaction, may, at any time within a period of three years as from the date of such payment, recover from the person to whom he made the payment, a sum equal to the amount overpaid by him; and

(c) if in any proceedings, whether by way of provisional sentence, summary judgement or otherwise, for the recovery of a debt in pursuance of a Credit transaction, the Obligor alleges that payment of Finance Charges is claimed by or has been made to the Originator at a rate exceeding the Maximum Rate allowed by the Usury Act, and the Obligor requests that the Originator be called as a witness to prove his claim, no judgement shall be granted in such proceedings until the court has afforded the Obligor or his legal representative an opportunity to examine the plaintiff in regard to his claim unless it appears to such court that such examination is impracticable or that the Obligor's allegation is *prima facie* without foundation.

In accordance with the terms of the Origination, Sale and Servicing Agreement, the Originator has warranted that each Eligible Receivable has been Originated in accordance with all Applicable Laws, which shall include the Credit Agreements Act and the Usury Act.

16. BACK-UP SERVICER PLAN

If the appointment of Edcon as Servicer is terminated under the terms of the Origination, Sale and Servicing Agreement, it will be necessary for the Back-Up Servicer to undertake the implementation of the Back-Up Servicer Plan. See the section entitled "*Servicing Arrangements*" for a description of the circumstances in which such termination may occur and the consequences of such termination. RMB has been appointed as Back-Up Servicer. The Back-Up Servicer acts as a co-ordinator of the Back-Up Servicer Plan and is required solely to employ its reasonable endeavours to procure the successful implementation of the Back-Up Servicer Plan, does so as an agent of the Issuer and is not obliged to undertake any obligations, liabilities or expenditure itself as principal in this respect.

Edcon has placed an amount of ZAR30,000,000 on deposit in the Back-Up Servicer Account and has, in accordance with the Edcon Security Cession, ceded and pledged, *inter alia*, its rights, interest in and title to the Back-Up Servicer Account to the Issuer as security for its obligations under the Origination, Sale and Servicing Agreement. Such amount may accordingly be applied by the Issuer towards defraying the cost of implementing the Back-Up Servicer Plan, if required.

17. TRANSFER OF THE RIGHTS TO THE RECEIVABLES

The transfer by the Originator to the Issuer of the Eligible Receivables is governed by South African law.

The Issuer has agreed that notice of such transfer would not be given to Obligors, except in limited circumstances. The lack of notice entails that, until notice is given to the Obligors, each Obligor may discharge his obligations under the related Eligible Account by making payment to the Originator. Notice to Obligors would mean that Obligors should no longer make payment to the Originator as creditor under the Core Document but should instead make payment to the Issuer as owner of the Eligible Receivables. If notice is given, and the Obligor ignores it and makes payment to the Originator for its own account, that Obligor may nevertheless still be bound to make payment to the Issuer. The Originator, having transferred the Eligible Receivables to the Issuer, is, as the Servicer, the agent of the Issuer for the purposes of the collection of the Eligible Receivables and is accountable to the Issuer accordingly. In accordance with the terms of the Origination, Sale and Servicing Agreement, where an Obligor makes a payment to Edcon in respect of an Account in relation to which there are Receivables owing to the Originator as well as Eligible Receivables owing to the Issuer, such payment shall, notwithstanding anything to the contrary in the Core Documents, be applied towards those Eligible Receivables due to the Issuer and only thereafter to such Receivables due to the Originator.

Lack of notice to the Obligor means that, for procedural purposes, the Issuer may have to join the Originator as a party to legal action which the Issuer may wish to take against the Obligor directly.

18. CO-MINGLING OF COLLECTIONS AND RECOVERIES IN THE ORIGINATOR BANK ACCOUNTS

Collections and Recoveries from Obligors and other Edcon StoreCard holders are currently initially paid into bank accounts of the Originator designated as the "*Originator Bank Accounts*". The majority of the Originator Bank Accounts are currently held at FirstRand Bank Limited, acting through its FNB Corporate division, ("**FNB**"). The Originator has ceded and pledged to the Issuer, in accordance with the Edcon Security Cession, its rights to, *inter alia*, the Originator Bank Accounts as security for the obligations of the Originator and the Servicer under the Origination, Sale and Servicing Agreement and FNB will be obliged to pay over the balance of such Originator Bank Accounts to the Originator only after determining and paying over to the Issuer the amount of the Issuer's claim in respect of Collections and Recoveries received from Obligors in respect of payments of Eligible Receivables. Collections and Recoveries will be transferred by the Servicer to the Bank Account not later than the Business Day following the date of receipt of such Collections or Recoveries.

There may be some interruption in the transfer of funds to the Issuer if the Originator (or a liquidator of the Originator) attempts to freeze the operation of the Originator Bank Accounts (and thereby payments to the Issuer) pending such transfer. The Issuer's claims in respect of such Collections and Recoveries will be secured under the Edcon Security Cession upon the Originator being Liquidated but payments in respect of such claims from the proceeds of the Originator Bank Accounts shall be paid net of any liquidation charges.

The Originator has warranted or (as the case may be) will warrant that the sale of each Receivable to the Issuer will pass good and marketable title thereto to the Issuer free of any Encumbrances thereon in favour of any person. If any warranty provided by the Originator in respect of any Receivable sold to the Issuer proves to have been incorrect

when provided, the Issuer will be entitled, depending on the nature of such breach, either to avoid such sale and recover the Purchase Price in respect thereof or to claim Damages from the Originator in respect of such breach (see the section entitled "*The Asset Pool – Representations and warranties by the Originator*" below).

19. PERFORMANCE OF THE ELIGIBLE RECEIVABLES

The performance of the Eligible Receivables is affected by a number of factors, including:

(a) macro-economic variables such as the level of interest rates, consumer spending, relative inflation rates pertaining to both wage rate and consumer inflation, and the extent and effectiveness of tax relief;

(b) the credit quality of Obligors under the Eligible Accounts and the extent to which they are affected by macro-economic factors;

(c) levels of attrition and Charge Offs to the extent that they affect the total Rand value of the Eligible Receivables as further explained in 20 below;

(d) the quality of the credit management carried out by the Servicer, including the Servicer's ability to identify trends in the changes in performance of the Eligible Receivables and take appropriate corrective action timeously.

Structural features of the Securitisation Transaction which mitigate the effects of such variability in the performance of the Eligible Receivables include:

(a) available spread sufficient to meet a certain level of Charge Offs (the extent of the available spread has been determined by reference to the performance of the Eligible Receivables over the period since April 1998);

(b) the performance of the Eligible Receivables will be monitored by the Administrator and the Servicer and the Administrator will make reports available to the Issuer, the Originator and the Security SPV on a Monthly basis. The Rating Agency and Noteholders will be provided with performance reports on a quarterly basis; and

(c) a top-up mechanism exists whereby Ongoing Eligible Receivables arising in respect of Subsequent Eligible Accounts designated by the Issuer will be sold by the Originator to the Issuer, thereby ensuring that the Notes in issue are always supported by the Asset Pool. Refer also to "*20. Attrition of Receivables*" below.

20. ATTRITION OF RECEIVABLES

"*Attrition*" refers to a reduction in the absolute level of Eligible Receivables in the Asset Pool and is only relevant in relation to the level of funding raised by the Issuer from Noteholders. Due to the relatively short-term nature of the Eligible Receivables compared to the term of the Notes issued, it is important that Ongoing Eligible Receivables continue to be generated by the Originator. To the extent that Eligible Receivables which are repaid are not replaced with further Eligible Receivables, the Issuer will encounter "*negative carry*" as the yield on the Asset Pool will not be sufficient to meet the Issuer's cost and expenses, including the weighted average cost of funding in respect of the Notes in issue.

The value of the Eligible Receivables in the Asset Pool may reduce for a number of reasons including:

(a) higher than expected Collections received from Obligors;

(b) Charge Offs in excess of the expected level;

(c) Credit Adjustments;

(d) Eligible Account closures that may take place for various reasons particular to the relevant Obligors, including relocation, retirement, retrenchment, disability or death; and

(e) lower than expected inflation levels.

Factors affecting the Originator's ability to generate sufficient Ongoing Eligible Receivables include:

(a) a downturn in the value of sales made on Eligible Accounts due to a general downturn in the revenue of the Originator's business;

(b) competition from bank credit cards, micro-lending and other forms of Credit granting in South Africa;

(c) the Originator's ability to continue to trade in the current industry given retail market conditions; and

(d) social, legal and political (macro-economic) factors.

To the extent that the level of Charge Offs is related to the incidence of retrenchment, death or disability (including through the effects of HIV/AIDS) among Obligors within the pool of Eligible Accounts, the Issuer has sought to protect itself against the level of potential Charge Offs as a result of these factors through acquiring the Originator's rights under the Consumer Insurance (if any) sold to particular Obligors.

Due to the triggers for Early Amortisation Events established at the outset of the Securitisation Transaction, the above risks (to the extent that they materialise) are more likely to result in an acceleration in the timing of repayment of Notes to Noteholders (early redemption) as opposed to financial loss and for this purpose, in terms of Condition 9.5 of the Terms and Conditions, the Issuer may elect to repurchase Class A Notes utilising surplus Cash.

21. NO INDEPENDENT INVESTIGATION

Other than the due diligence work performed by the Arranger pursuant to the issuing of this Programme Memorandum, none of the Arranger, the Administrator, the Issuer or the Security SPV has undertaken or will undertake any investigations, searches or other actions to verify the details of the Eligible Receivables arising under Eligible Accounts (other than, in the case of the Issuer, steps to verify the details of the Eligible Receivables which are presented in this Programme Memorandum or any Applicable Pricing Supplement) or to establish the creditworthiness of any Obligor.

The Arranger under its due diligence work has placed reliance on representations by the Originator and the work performed by the Originator's external auditors.

Each of the Arranger, the Administrator, the Issuer, and the Security SPV relies solely on representations and warranties given by the Originator of the Eligible Receivables in respect of the Obligors, the Eligible Accounts, the Eligible Receivables arising under Eligible Accounts and the effect of the sale of such Eligible Receivables. Such representations and warranties have been and will be given in respect of the Eligible Accounts and the Eligible Receivables under the Eligible Accounts, on, *inter alia*, each Transfer Date.

Except to the extent identified by any daily Originator's Report, the Originator has represented or (as the case may be) will represent that each such Receivable purchased by the Issuer is an Eligible Receivable and has arisen from an Eligible Account. The eligibility criteria for an Eligible Account include that it is governed by a Core Document based on the Originator's standard form Credit agreement and has been operated in all material respects in accordance with the Originator's Credit Procedures Manual. The Core Documents are concluded subject to South African law.

22. SUITABILITY OF INVESTMENT

This Programme Memorandum identifies some of the information that a prospective investor should consider prior to making an investment in the Notes. However, this Programme Memorandum does not purport to provide all of the information or the comprehensive analysis necessary to evaluate the economic and other consequences of investing in the Notes. Therefore, a prospective investor should conduct its own thorough analysis, including its own accounting, legal and tax analysis, prior to deciding to invest in the Notes. A prospective investor should make an investment in the Notes only after it has determined that such investment is suitable for its financial investment objectives. This Programme Memorandum is not, and does not purport to be, investment advice.

FORM OF THE NOTES

Words used in this section shall have the same meanings as defined in the section entitled "Terms and Conditions of the Notes" below, unless otherwise defined in this section or such meaning is clearly inappropriate from the context. The contents of this section shall not form part of the Terms and Conditions and may not be utilised in interpreting the Terms and Conditions or any of the Transaction Documents.

Notes may only be issued in registered form.

The Notes will be listed on the Bond Exchange of South Africa, a licensed financial exchange in terms of the Financial Markets Control Act, 1989 ("**BESA**") and/or a successor exchange to BESA or such other or further exchange or exchanges as the Issuer may select in relation to an issue. Each Tranche of Notes listed on BESA will be issued in accordance with the terms and conditions set out below in this Programme Memorandum (the "**Terms and Conditions**") in the form of a single certificate, without interest coupons (the "**Global Certificate**"), which will be lodged and immobilised in STRATE Limited (Registration Number 1998/022242/06), or its nominee, operating in terms of the Custody and Administration of Securities Act, 1992 (or any successor Act thereto) (the "**Central Depository**"), which forms part of the settlement system of BESA and the JSE Securities Exchange South Africa. This will entail that the Notes, represented by the Global Certificate, will be deposited with and registered in the name of, and for the account of, the Central Depository.

Beneficial interests in Notes which are lodged in the form of the Global Certificate in the Central Depository ("**Beneficial Interests**") may, in terms of existing law and practice, be transferred through the Central Depository by way of book entry in the securities accounts of the participants in the Central Depository ("**Participants**"), who are also approved by BESA to act as settlement agents and therefore perform electronic settlement of both funds and scrip on behalf of market participants. A certificate or other document issued by a Participant as to the nominal amount of such Beneficial Interest in Notes standing to the account of any person shall be *prima facie* proof of such Beneficial Interest.

The Issuer may, in accordance with Condition 22 of the Terms and Conditions, require that Notes, evidenced by a Global Certificate, are dematerialised in the Central Depository as Dematerialised Notes. The Central Depository may, in accordance with the Applicable Procedures, require that Notes evidenced by a Global Certificate or Individual Certificate be dematerialised in the Central Depository as Dematerialised Notes. In such event, and subject to the Applicable Procedures, the Issuer shall be entitled to regard the register maintained by the Central Depository or Participants as conclusive record of title to the Notes.

Dematerialised Notes (if any) and Beneficial Interests in Notes may be exchanged, without charge by the Issuer, for Individual Certificates in accordance with the provisions of Condition 2.2 of the Terms and Conditions. Such Individual Certificates will not be issuable in bearer form. The Notes represented by the Global Certificate, Individual Certificates and Dematerialised Notes will be registered in the names of the Noteholders in the register of Noteholders maintained by the Transfer Agent (the "**Register**"). The Issuer shall regard the Register as the conclusive record of title to the listed Notes. The Central Depository shall be recognised by the Issuer as the owner of the Notes represented by the Global Certificate and the registered holders of Individual Certificates shall be recognised by the Issuer as the owners of the Notes represented by such Individual Certificates. The Notes represented by an Individual Certificate shall be transferred in accordance with Condition 23 of the Terms and Conditions.

PRO FORMA PRICING SUPPLEMENT

Set out below is the form of Pricing Supplement which will be completed for each Tranche of Notes issued under the Programme:

ONTHECARDS INVESTMENTS LIMITED

(Incorporated with limited liability under Registration Number 2002/015386/06 in the Republic of South Africa)

Guaranteed by

STORECARD GUARANTEE CORPORATION (PROPRIETARY) LIMITED

(Incorporated with limited liability under Registration Number 2001/021506/07 in the Republic of South Africa)

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
Under its Asset Backed Domestic Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of the Tranche of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the "**Terms and Conditions**") set forth in the Programme Memorandum dated 8 June 2004 (the "**Programme Memorandum**"). This Pricing Supplement must be read in conjunction with such Programme Memorandum. To the extent that there is any conflict or inconsistency between the contents of this Pricing Supplement and the Programme Memorandum, the provisions of this Pricing Supplement shall prevail. To the extent that certain provisions of the *pro forma* Pricing Supplement do not apply to the Tranche of Notes described herein, they may be deleted in this Pricing Supplement or indicated to be not applicable.

DESCRIPTION OF THE NOTES

1. Issuer	OntheCards Investments Limited
2. Security SPV	StoreCard Guarantee Corporation (Proprietary) Limited
3. Status of Notes	Secured
4. Notes issued pursuant to Refinancing Option	[Yes]/[No]
5. Class of Notes	[ ]
6. Tranche Number	[ ]
7. Aggregate Principal Amount	[ZAR]
8. Issue Date	[ ]
9. Minimum Denomination per Note	[ ]
10. Issue Price	[ ]
11. Scheduled Maturity Date	[ ]
12. Final Maturity Date	[ ]
13. Aggregate Principal Amount of Class [A]/[B] Notes to be issued simultaneously with these Class [A]/[B] Notes	[ ]
14. Amount of Applicable Subordinated Loan	[ ]
15. Use of Proceeds	The net proceeds of this issue of Class [A]/[B] Notes together with the net proceeds from the issue of the Class [A]/[B] Notes and the borrowing of the Applicable Subordinated Loan referred to in this Pricing Supplement will be used to [purchase the Eligible Receivables specified in Annex "A"]/[redeem the Class A Notes with an Aggregate Principal Amount of ZAR • (and the Class B Notes with an Aggregate Principal Amount of ZAR •), both having a Scheduled Maturity Date of • (and repay the Applicable Subordinated Loan in the principle sum of ZAR•) on that Scheduled Maturity Date]/[ ].

16. Calculation Agent	[ ]
17. Paying Agent	[ ]
18. Specified office of the Paying Agent	[ ]
19. Transfer Agent	[ ]

AUTHORISED AMOUNT

20. The aggregate nominal amount of Notes authorised by the Issuer as at the Issue Date under this Programme	[ ], excluding any Refinancing Notes.

FLOATING RATE NOTES

21. Margin	[• percent to be added to/subtracted from the JIBAR Rate.]
22. Step-Up Margin	[• percent]
23. Calculation Agent (if not the Issuer)	[ ]

GENERAL

24. Additional selling restrictions (if any)	[ ]
25. (a) International Securities Numbering (ISIN)	[ ]
(b) Stock Code	[ ]
26. Financial Exchange	[ ]
27. If syndicated, names of managers	[ ]
28. Expected Credit Rating to be assigned to Notes as at the Issue Date	[ ]
29. Rating Agency/ies	[ ]
30. Governing law (if the laws of South Africa are not applicable)	[ ]
31. [Initial/Subsequent] Eligible Accounts	[see Annex "A"]/[N/A]
32. First Transfer Date in respect of [Initial/ Subsequent] Eligible Receivables	[ ]
33. Aggregate of all Eligible Receivables as at Issue Date	[See Annex "B"]
34. Total Principal Amount of Class A Notes in issue as at the Issue Date (excluding [this issue of Class A Notes]/[the issue of Class A Notes referred to in this Pricing Supplement])	[ZAR] being [• percent] of all Notes issued by the Issuer as at the date of this Pricing Supplement.
35. Total Principal Amount of Class B Notes in issue as at the Issue Date (excluding [this issue of Class B Notes]/[the issue of Class B Notes referred to in this Pricing Supplement])	[ZAR] being [• percent] of all Notes issued by the Issuer as at the date of this Pricing Supplement.
36. Total Subordinated Loans borrowed as at the Issue Date (excluding the Subordinated Loan referred to in this Pricing Supplement)	[ ]
37. Increase in Liquidity Facility: if yes:	[Yes/No]
the amount with which the Liquidity Facility is increased by	[ZAR]

38. Total Liquidity Facility	[ZAR]
39. Liquidity Facility Provider(s)	[ ] in an amount of [ZAR]
40. Required Excess Spread Amount	[ZAR]
41. Cumulative Deficit Percentage (Early Amortisation Event (a))	[• percent]
42. Minimum Eligible Receivables Percentage (Early Amortisation Event (b))	[• percent]
43. Maximum Interest Bearing Receivables Charge Off Rate (Early Amortisation Event (c))	[• percent]
44. Maximum Interest Free Receivables Charge Off Rate (Early Amortisation Event (c))	[• percent]
45. Minimum Interest Bearing Receivables Payment Rate (Early Amortisation Event (d))	[• percent]
46. Minimum Interest Free Receivables Payment Rate (Early Amortisation Event (d))	[• percent]
47. Report of the Independent Auditors	The text of the Report of the Independent Auditors of the Issuer in relation to compliance with the relevant provisions of Government Notice No. 1375 (Government Gazette No. 22948, 13 December 2001) published under the Banks Act (the "**Securitisation Exemption**") is set out in Annex "C". Such report is provided in accordance with paragraph 11(b)(vii) and paragraph 12(a)(ii) of the Securitisation Exemption.
48. Other provisions	[ ]

Application is hereby made to list this issue of Notes on **[insert date]**

ONTHECARDS INVESTMENTS LIMITED
Issuer

By: ________________	By: ________________
Director duly authorised	*Director duly authorised*

Annex "A"

[INITIAL/SUBSEQUENT] ELIGIBLE ACCOUNTS

AGGREGATE OF ALL ELIGIBLE RECEIVABLES AS AT THE ISSUE DATE

REPORT OF THE INDEPENDENT AUDITORS OF THE ISSUER

*The following is the pro forma text of the report of the independent auditors of the Issuer in relation to compliance of each issue under the securitisation scheme set out in this Programme Memorandum with the relevant provisions of Government Notice No 1375 (Government Gazette No 22948, 13 December 2001) published under the Banks Act, 1990 (the "**Securitisation Exemption**").*

Such report is provided in accordance with paragraph 11(b)(vii) and paragraph 12(a)(ii) of the Securitisation Exemption.

REPORT OF THE INDEPENDENT AUDITORS OF ONTHECARDS INVESTMENTS LIMITED, ON COMPLIANCE OF THE PROPOSED ISSUE BY ONTHECARDS INVESTMENTS LIMITED OF SECURED FLOATING RATE NOTES WITH A MAXIMUM AGGREGATE ISSUE PRICE OF R5,000,000,000, PURSUANT TO THE ASSET BACKED DOMESTIC MEDIUM TERM NOTE PROGRAMME DESCRIBED IN THE PROGRAMME MEMORANDUM DATED 8 JUNE 2004, WITH THE RELEVANT PROVISIONS OF THE SECURITISATION EXEMPTION NOTICE (GOVERNMENT NOTICE 1375, GOVERNMENT GAZETTE 22948 OF 13 DECEMBER 2001) ISSUED BY THE REGISTRAR OF BANKS, AS REQUIRED BY PARAGRAPH 11(b)(vii) AND 12(a)(ii) OF THE SAID NOTICE

INTRODUCTION

As required by Paragraph 11(b)(vii) and 12(a)(ii) of the Securitisation Exemption notice (Government Notice 1375, Government Gazette 22948 of 13 December 2001) issued by the Registrar of Banks (the "**Securitisation Exemption**"), we have reviewed whether or not the issue of secured floating rate Notes with a maximum aggregate issue price of R5,000,000,000 pursuant to the Asset Backed Domestic Medium Term Note Programme (the "**Programme**"), as documented in the Programme Memorandum dated 8 June 2004 (the "**Programme Memorandum**"), will be compliant with the relevant provisions of the Securitisation Exemption. We conducted our review in accordance with the statement of South African Auditing Standards applicable to review engagements.

Compliance with the relevant provisions of the Securitisation Exemption is the responsibility of the Issuer, OntheCards Investments Limited. We report on such compliance.

SCOPE

Our review was generally limited to an examination of the Programme Memorandum with regard to compliance with the relevant provisions of the Securitisation Exemption.

It should be recognised that our review did not constitute an audit and may not necessarily have revealed all material facts.

FINDINGS

Our review revealed nothing which caused us to believe that OntheCards Investments Limited will not be in compliance with the relevant provisions of the Securitisation Exemption with regard to the proposed issue of secured floating rate Notes, pursuant to the Programme and with regard to the conduct of the scheme, as described in the Programme Memorandum.

Yours faithfully

DELOITTE & TOUCHE
Registered Accountants and Auditors
Chartered Accountants (SA)

Durban
8 June 2004

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes to be issued by the Issuer. Notes will be issued in individual Tranches. Before the Issuer issues any Tranche of Notes, the Issuer shall complete and sign the Applicable Pricing Supplement, based on the pro forma Pricing Supplement included in the Programme Memorandum, setting out details of such Notes. The Applicable Pricing Supplement in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Tranche of Notes. The Applicable Pricing Supplement will be attached to each Certificate.

1. INTERPRETATION

In these Terms and Conditions, unless inconsistent with the context or separately defined in the Applicable Pricing Supplement, the following expressions with a capitalised first letter shall have the following meanings:

"Account" a revolving credit facility that is provided by the Originator to one of its customers in respect of the purchase by such customers of Products utilising a store credit card in accordance with its credit procedures from time to time;

"Account Bank" an Approved Entity, being FRB or any successor Account Bank appointed in accordance with the terms of the Bank Agreement;

"Accounting Records" the books of account and accounting systems of the Issuer;

"Accredited Insurer" any of those insurers listed in the Credit Procedures Manual which provide any Consumer Insurance;

"Actual Redemption Date" in respect of any Tranche of Notes, the date upon which the Notes of that Tranche are actually redeemed by the Issuer, whether by way of payment of the amortising amount of Principal Due in accordance with Condition 9.2 or payment of the bullet amount of Principal Due in accordance with Condition 9.3, as the case may be;

"Administration Agreement" the Administration Agreement dated 27 July 2002 entered into between the Issuer, the Security SPV and the Administrator as amended and restated by a written Amendment and Restatement Agreement dated 7 June 2004 entered into between the Issuer, the Security SPV and the Administrator;

"Administrator" RMB or any successor administrator appointed in accordance with the terms of the Administration Agreement;

"Agency Agreement" the Agency Agreement dated 7 June 2004 entered into between the Issuer, the Calculation Agent, the Transfer Agent and the Paying Agent;

"Applicable Laws" in relation to a person, all and any:

(a) statutes and subordinate legislation;

(b) regulations, ordinances and directives;

(c) by-laws;

(d) codes of practice, circulars, guidance notices, judgements and decisions of any competent authority; and

(e) other similar provisions, from time to time, compliance with which is mandatory for that person;

"Applicable Pricing Supplement" the Pricing Supplement in relation to each Tranche of Notes;

"Applicable Procedures" the rules and operating procedures for the time being of the Central Depository, Settlement Agents, BESA and/or any Financial Exchange, as the case may be;

"Applicable Subordinated Loan" in relation to any Tranche of Notes, the Subordinated Loan borrowed by the Issuer on the Issue Date of that Tranche of Notes and (other than the Initial Subordinated Loan which shall be linked to the Initial Notes) specified in the relevant Subordinated Loan Certificate to be linked to that Tranche of Notes and in the Applicable Pricing Supplement;

"Appro Products" products which are the subject matter of the provision of Credit by the Originator to an Obligor giving rise to Eligible Receivables but in respect of which the Obligor does not yet have an unconditional Credit obligation in accordance with the Core Documents, including all Receivables, reversionary rights and rights of recovery claims;

"Approved Entity" any financial institution which holds a Required Credit Rating;

"Asset Pool" the Assets forming the subject matter of the Issuer Security Cession;

"Assets" the Issuer's rights, title and interest in the following:

(a) any Permitted Investments;

(b) the Bank Account;

(c) any Receivables and other rights held by the Issuer;

(d) the Transaction Documents;

(e) amounts owing to the Issuer by Obligors;

(f) any prepayment of expenditure;

(g) the benefit of all representations, warranties, undertakings, covenants, indemnities and promises made by any party in favour of the Issuer under the Transaction Documents;

(h) any other asset or property as agreed in writing between the Administrator and the Issuer and in respect of which a Rating Affirmation has been obtained;

(i) any rights, income, accruals or credits arising from the Issuer's activities; and

(j) principal, income or amounts in the nature of income accrued from investments to the extent not included in the preceding paragraphs of this definition;

"Auditors" the respective statutory auditors of the Issuer and the Security SPV from time to time, being Deloitte & Touche as at the date of the Programme Memorandum or any other internationally recognised auditing firm;

"Available Cash" the credit balance of cleared and available funds in the Bank Account from time to time, as determined by the Calculation Agent;

"Available Excess Spread" the amount (if any) of any Cumulative Profit in excess of the Required Excess Spread Amount specified in the most recent Applicable Pricing Supplement(s);

"Back-Up Servicer" RMB;

"Back-Up Servicer Account" the individual account opened in the name of the Originator with the Account Bank in accordance with the terms of the Origination, Sale and Servicing Agreement, as described in Condition 14.2, which has been ceded and pledged to the Issuer in accordance with the terms of the Edcon Security Cession;

"Back-Up Servicer Fees and Expenses" all costs, liabilities, fees and expenses which the Back-Up Servicer may incur arising out of the implementation of the Back-Up Servicer Plan;

"Back-Up Servicer Plan" the Back-Up Servicer Plan attached as Schedule 7 to the Origination, Sale and Servicing Agreement, a summary of which is set out in the section entitled "*Servicing Arrangements*" below;

"Bank Account"	the individual account opened in the name of the Issuer at the Account Bank and into which all Receipts shall be deposited in accordance with the terms of the Administration Agreement and all net Collections, Recoveries and Receipts shall be deposited in accordance with the terms of the Origination, Sale and Servicing Agreement, and from which all disbursements to be made by the Issuer in accordance with the Priority of Payments will be made;
"Bank Agreement"	the Bank Agreement dated 27 July 2002 entered into between the Issuer, the Account Bank, the Administrator and the Security SPV as amended and restated by a written Amendment and Restatement Agreement dated 7 June 2004 entered into between the Issuer, the Account Bank, the Administrator and the Security SPV;
"Banks Act"	the Banks Act, 1990;
"Beneficial Interest"	the undivided share of a co-owner of the Notes represented by a Global Certificate as provided in Section 4 of the Custody and Administration of Securities Act, 1992;
"BESA"	the Bond Exchange of South Africa, a licensed financial exchange in terms of the Financial Markets Control Act, 1989 or any exchange which operates as a successor exchange to BESA;
"Billing Period"	the period during each Month over which the Servicer calculates Finance Charges, Late Payment Charges and Charge Offs in accordance with the Credit Procedures Manual, the Billing Period as at the date of the Programme Memorandum (and as at the First Issue Date) being from the 8th to the 11th day of each Month, provided that the last day of each Billing Period shall be no later than the 15th day of a Month;
"Business Day"	a day which is a day, other than a Saturday, Sunday or official South African public holiday in accordance with the Public Holidays Act, 1994, on which commercial banks settle ZAR payments in Johannesburg;
"Calculation Agent"	RMB, unless the Issuer elects to appoint another entity as Calculation Agent in accordance with the Agency Agreement, in which event that other entity shall act as a Calculation Agent in accordance with the terms of the Agency Agreement;
"Calculation Date"	the next Business Day following the last day of each Billing Period;
"Calculation Period"	the period commencing on (and including) the next day following the last day of a Billing Period and ending on (and including) the last day of the next following Billing Period, provided that the first Calculation Period shall be from and including the First Issue Date to and including the last day of the next following Billing Period thereafter and the last Calculation Period shall terminate on and include the last day of the Billing Period immediately preceding the Programme Termination Date;
"Cancelled Account"	an Account in respect of which the Originator has withdrawn all Credit privileges of an Obligor permanently, and shall include a Charged Off Account;
"Cash"	cash on hand or at a bank representing cleared or immediately available funds including cheques and the electronic transfer of funds;
"Cash Transaction"	a transaction between the Originator and one of its customers for the sale of Products or the rendering of Services by the Originator, in terms of which the Originator is entitled to receive consideration therefor on a Cash as opposed to a Credit basis;

"Central Depository"	STRATE Limited (Registration Number 1998/022242/06), or its nominee or any successor thereto, operating in terms of the Custody and Administration of Securities Act, 1992 (or any successor Act thereto), or any additional or alternate depository approved by the Issuer, BESA and the Security SPV;
"Certificate"	a Global Certificate or Individual Certificate;
"Charge Offs"	Eligible Receivables Charged Off in accordance with the Charge Off Policies;
"Charge Off Amount"	the aggregate Charge Offs incurred in respect of the Eligible Receivables for each Calculation Period, as determined by the Calculation Agent on the Calculation Date;
"Charge Off Policies"	the policies of the Originator, as set out in the Credit Procedures Manual;
"Charge Off Rate"	in respect of each Calculation Period, the Charge Off Amount for that Calculation Period, divided by the opening Eligible Receivables balance for that Calculation Period, multiplied by 30 and divided by the actual number of days in that Calculation Period;
"Charged Off"	the change in classification of an Account by the Servicer in the System from being a current Account to a recovering Account;
"Charged Off Account"	an Account in respect of which the Receivables balance has been Charged Off;
"Class"	each Class of Notes having the same ranking in the Priority of Payments;
"Class A Notes"	each Tranche of Notes designated in the Applicable Pricing Supplement as "*Class A Notes*" and (other than in the case of the Initial Class A Notes) having an identifying Tranche Number, e.g. "*Class A2 Notes*" and the Initial Class A Notes;
"Class B Notes"	each Tranche of Notes designated in the Applicable Pricing Supplement as "*Class B Notes*" and (other than in the case of the Initial Class B Notes) having an identifying Tranche Number e.g. "*Class B2 Notes*" and the Initial Class B Notes;
"Class of Noteholders"	the holders of a Class of Notes;
"Collections"	all amounts, save for Recoveries, recorded in the System as having been received by the Servicer on behalf of the Issuer in respect of the Eligible Receivables, whether in the form of payments, Prepayments or otherwise;
"Companies Act"	the Companies Act, 1973;
"Conditions Precedent to Issue"	the conditions which must be fulfilled prior to the actual issue by the Issuer of any Notes (other than the Initial Notes) as set out in Condition 2.2;
"Consumer Insurance"	insurance cover issued on behalf of Obligors and as ordinarily required by retailers of the Products in South Africa when advancing funds in relation to the sale of such Products, provided by an Accredited Insurer and providing minimum cover in relation to the death, retrenchment or disability (whether temporary or permanent) of the Obligor (termed the "*Account Protection Plan*" by the Originator) and/or a partner of the Obligor in relation to the Eligible Account (termed the "*Account Protection Plan Partner*" by the Originator);
"Controlled Amortisation Period"	in relation to each Tranche of Notes, the period from and including the Non-Refinanced Scheduled Maturity Date up to and including the Actual Redemption Date;
"Controlling Class"	the Class A Notes and the Liquidity Facility Provider, for so long as any of such Class A Notes are Outstanding and thereafter, the Class B Notes and the Liquidity Facility Provider;

"Core Documents"	all *pro forma* card application forms, credit sale dockets, Consumer Insurance policy documentation, statements to Obligors, letters to Obligors which are late or in arrears in relation to payments due and all other documents, information and records evidencing the terms and conditions of the contract between the Obligor and the Originator according to which the Eligible Receivables are Originated and managed;
"Counter-Indemnity"	the written indemnity dated 27 July 2002 given by the Issuer to the Security SPV indemnifying the Security SPV against claims by Transaction Creditors in accordance with the Guarantee, as amended and restated by a written Amendment and Restatement Agreement dated 7 June 2004 entered into between the Issuer and the Security SPV;
"Coupon Accrued"	the amount of interest accrued on a Note but unpaid, as calculated in accordance with Condition 11.5;
"Coupon Due"	that amount (if any) of Coupon Accrued which is due on any Coupon Payment Date in relation to a Note, as calculated in accordance with Condition 11.6;
"Coupon Payment Date"	in relation to each Tranche of Notes, the day upon which the Coupons Due in respect of the Notes of that Tranche shall be paid by the Issuer, being 31 March, 30 June, 30 September and 31 December of each year;
"Coupon Period"	in relation to each Tranche of Notes, each three month period commencing on (and including) a Coupon Payment Date and ending on (but excluding) the next Coupon Payment Date thereafter, provided that the first Coupon Period shall be from (and including) the Issue Date to (but excluding) the next Coupon Payment Date thereafter and the last Coupon Period shall terminate on (but exclude) the Actual Redemption Date;
"Coupon Rate"	the floating rate (expressed as a percentage rate per annum) in respect of each Class of Notes, to be determined on the Rate Determination Date by the Calculation Agent for each Coupon Period, in accordance with Condition 11;
"Credit"	all credit provided by the Originator to Obligors pursuant to an Account;
"Credit Adjustments"	all amounts which fall due for payment by the Originator to the Issuer in accordance with clause 6 of the Origination, Sale and Servicing Agreement by virtue of: (a) the sale of an Eligible Receivable becoming void *ab initio*; (b) any Damages of the Issuer for which the Originator and (for so long as the Originator and the Servicer are the same person) the Servicer are liable; or (c) any Return;
"Credit Limit"	the Initial Credit Limit or the Subsequent Credit Limit, as the case may be, in respect of an Eligible Account and at all times as determined in accordance with the policies set out in the Credit Procedures Manual;
"Credit Procedures Manual"	the credit policies and procedures provided by the Originator to the Administrator and the Security SPV on the First Issue Date pursuant to the Origination, Sale and Servicing Agreement (as amended from time to time thereafter) and as may hereafter be amended from time to time, subject (in the case of any material amendments) to the written approval of the Security SPV and a Rating Affirmation;
"Cumulative Deficit"	the amount of any net loss position of the Issuer in the P&L Balance upon a Calculation Date, as determined by the Calculation Agent;
"Cumulative Profit"	the amount of any net profit position of the Issuer in the P&L Balance upon a Calculation Date, as determined by the Calculation Agent;
"Damages"	any damages, loss, costs, expenses or liability incurred;

"Data"	all information relating to the Eligible Accounts and/or the Eligible Receivables recorded on the System;
"Dealers"	RMB and any other additional Dealers appointed under the Programme from time to time, which appointment may be for a specific issue of Notes or on an ongoing basis, subject to the Issuer's right to terminate the appointment of any Dealer;
"Dematerialised Notes"	Notes not evidenced by a Certificate, in accordance with section 91A of the Companies Act and all other Applicable Laws;
"Directors"	the respective directors from time to time of the Issuer and/or the Security SPV;
"Dispose"	the sale, exchange, realisation, transfer, alienation or donation of any right to or interest in an Asset;
"Early Amortisation Date"	the next Business Day following the delivery by the Security SPV to the Issuer of an Early Amortisation Notice;
"Early Amortisation Event"	the occurrence of any one or more of the following events, as determined by the Calculation Agent upon any Calculation Date: (a) the Cumulative Deficit exceeds an amount equal to the Cumulative Deficit Percentage specified in the most recent Applicable Pricing Supplement(s) of the Eligible Receivables on any Calculation Date; (b) save for during the Controlled Amortisation Period, the aggregate value of the Eligible Receivables falls below an amount equal to the Minimum Eligible Receivables Percentage specified in the most recent Applicable Pricing Supplement(s) of the Principal Amount of all Notes Outstanding at any Calculation Date (other than Notes issued during the Refinancing Period until the date of redemption of the Refinancing Notes (as defined in Condition 2.3)); (c) the average Charge Off Rate over three consecutive Calculation Periods exceeds the Maximum Interest Bearing Receivables Charge Off Rate specified in the most recent Applicable Pricing Supplement(s) in respect of the Maximum Interest Bearing Receivables and/or the Interest Free Receivables Charge Off Rate specified in the most recent Applicable Pricing Supplement(s) in respect of the Interest Free Receivables; (d) the average Payment Rate over three consecutive Calculation Periods is less than the Minimum Interest Bearing Receivables Payment Rate specified in the most recent Applicable Pricing Supplement(s) in respect of the Interest Bearing Receivables and/or the Minimum Interest Free Receivables Payment Rate specified in the most recent Applicable Pricing Supplement(s) in respect of the Interest Free Receivables; (e) a Hedge Counterparty Default occurs and no replacement Hedge Counterparty is appointed within 30 days thereof; (f) an Originator Default occurs; (g) a Servicer Default occurs or the Servicer's appointment is otherwise terminated in accordance with the Origination, Sale and Servicing Agreement and, in either instance, the Security SPV has not certified in writing that the Back-Up Servicer Plan has been implemented in all material respects to its satisfaction within 15 Business Days of the Servicer Default or the termination of the Servicer's appointment as stated aforesaid;
"Early Amortisation Notice"	written notice of the occurrence of an Early Amortisation Event, delivered by the Security SPV to the Issuer as described in Condition 8.3;
"Early Amortisation Period"	the period from and including the Early Amortisation Date up to and including the Actual Redemption Date;

"Edcon" Edgars Consolidated Stores Limited (registration number: 1946/022751/06), a public company duly incorporated with limited liability in accordance with the company laws of South Africa;

"Edcon Security Cession" the Cession and Pledge dated 27 July 2002 by Edcon to the Issuer of Edcon's rights, title and interest in and to the Originator Bank Accounts and the Back-Up Servicer Account, as security for its obligations as Originator and Servicer in accordance with the Origination, Sale and Servicing Agreement, as amended and restated by a written Amendment and Restatement Agreement dated 8 June 2004 entered into between Edcon, the Issuer, FNB Corporate and RMB;

"Eligibility Criteria" the criteria, as the case may be, for classification of:

(a) an Account as an Initial Eligible Account (as specified, whether expressly or by reference to other definitions, in the definition of "*Initial Eligible Account*") or a Subsequent Eligible Account (as specified, whether expressly or by reference to other definitions, in the definition of "*Subsequent Eligible Account*"), as the case may be; and/or

(b) a Receivable as an Initial Eligible Receivable (as specified, whether expressly or by reference to other definitions, in the definition of "*Initial Eligible Receivable*") or an Ongoing Eligible Receivable (as specified, whether expressly or by reference to other definitions, in the definition of "*Ongoing Eligible Receivable*"), as the case may be;

"Eligible Account" an Initial Eligible Account or Subsequent Eligible Account, as the case may be;

"Eligible Obligor" an Obligor who, on the Transfer Date:

(a) is granted Credit pursuant to an Account in accordance with the Credit Procedures Manual;

(b) is a natural person over the age of eighteen years old;

(c) has not been declared insolvent and against whom no proceedings are pending under any insolvency legislation, based on the Originator's credit policy checks which have been performed at each Billing Period;

(d) against whom no recovery proceedings have been commenced in connection with the relevant Core Documents; and

(e) has a current billing address in South Africa;

"Eligible Receivables" the Initial Eligible Receivables, the Subsequent Eligible Receivables and/or the Ongoing Eligible Receivables;

"Encumbrance" means:

(a) any mortgage, pledge, lien, assignment or cession conferring security, hypothecation, security interests, preferential right or trust arrangement or other encumbrance securing any obligation of any person;

(b) any arrangement under which money or claims to, or the benefit of, a bank or other account may be applied, set off or made subject to a combination of accounts so as to effect discharge of any sum owed or payable to any person; or

(c) any other type of preferential agreement or arrangement (including any title transfer and retention arrangement), the effect of which is the creation of security;

"Enforcement Notice" a notice served by the Security SPV on the Issuer pursuant to the Counter-Indemnity following an Event of Default under the Notes, as set out in Condition 20.3;

"Event of Default" an event of default by the Issuer as set out in Condition 20;

"Expense" all amounts treated as expenses or costs to the Issuer in accordance with GAAP;

"Extraordinary Resolution" a resolution passed at a duly convened meeting of the Noteholders or any Class thereof, or of the Controlling Class, as the case may be, by a majority consisting of not less than 66.7% of the persons voting thereat upon a show of hands or if a poll be duly demanded then by a majority consisting of not less than 66.7% of the votes given on such poll;

"Fair and Reasonable Opinion" an opinion provided by the Issuer's Auditors, acting as experts having no material interest in the relevant transaction or in the success or failure of the relevant transaction, stating that the terms of the proposed transaction are fair and reasonable as far as the Noteholders are concerned and setting out the material factors and assumptions taken into account in the preparation of such opinion;

"Fair Value" the amount for which an Asset could be bought or sold between a knowledgeable, willing buyer and a knowledgeable, willing seller in an arm's-length transaction;

"Fees and Expenses" Directors' fees and expenses, Auditors' fees and company secretarial expenses incurred by the Issuer and the Security SPV, the fees and expenses of the Account Bank under the Bank Agreement, the fees and expenses of the Administrator under the Administration Agreement, the fees and expenses of the Calculation Agent, the Paying Agent and the Transfer Agent under the Agency Agreement and the fees and expenses payable under the Programme Agreement;

"Final Maturity Date" in relation to each Tranche of Notes, the final legal maturity date of the Notes of that Tranche, as specified in the Applicable Pricing Supplement;

"Finance Charges" in relation to the Interest Bearing Receivables and irrespective of the amount of Credit provided by the Originator to the Obligor, shall bear the meaning assigned to such term under the Usury Act;

"Financial Statements" the accounting statements of the Issuer, including income statements, balance sheets together with statements, reports and notes (including directors' reports and auditors' reports) attached to or intended to be read with any of those income statements or balance sheets;

"First Issue Date" the date of issue of the Initial Notes, being 29 July 2002;

"First Transfer Date" in respect of the Initial Eligible Receivables, the First Issue Date and in respect of any Subsequent Eligible Receivables, the date on which the Issuer acquires that Subsequent Eligible Receivable as specified in the Applicable Pricing Supplement;

"FNB Corporate" FRB, acting through its FNB Corporate division;

"Form of Proxy" an instrument in writing signed by the Noteholder or, in the case of a Noteholder which is a corporation, executed under its common seal or signed on its behalf by a duly authorised representative of the corporation appointing a Proxy;

"FRB" FirstRand Bank Limited (Registration number 1929/001225/06), a public company duly incorporated with limited liability in accordance with the company laws of South Africa and a bank registered in accordance with the Banks Act;

"GAAP" Generally Accepted Accounting Practice consistently applied in South Africa, from time to time;

"Global Certificate" in respect of each Tranche of Notes, the single certificate, without interest coupons, registered in the name of the Central Depository and representing those Notes comprising that Tranche of Notes issued in terms of the Terms and Conditions which are lodged and immobilised in the Central Depository other than those Notes comprising that Tranche of Notes represented by the Individual Certificates;

"Guarantee" the Guarantee dated 27 July 2002 granted by the Security SPV to the Transaction Creditors as amended and restated by a written Amendment and Reinstatement Agreement dated 8 June 2004 entered into between the Security SPV, the Subordinated Lender, the Liquidity Facility Provider, the Originator and the Issuer (on behalf of the Noteholders of the Initial Notes);

"Hedge Agreements" the ISDA Master Agreement dated 27 July 2002 entered into between the Hedge Counterparty and the Issuer, the Schedule to the ISDA Master Agreement dated 27 July 2002 entered into between the Hedge Counterparty and the Issuer and each Hedge Confirmation;

"Hedge Confirmations" the Confirmations entered into between the Hedge Counterparty and the Issuer dated 27 July 2002 as amended and restated by a written Amendment and Restatement Agreement dated 8 June 2004 entered into between the Hedge Counterparty and the Issuer pursuant to which all interest received by the Issuer on the Eligible Receivables at the Maximum Rate is swapped out into a JIBAR linked rate;

"Hedge Counterparty Default" an event of default by the Hedge Counterparty in accordance with the terms of the Hedge Agreements;

"Hedge Counterparty" RMB, provided that in the event that FRB ceases to hold a Required Credit Rating, the Issuer shall appoint an alternative Hedge Counterparty having a Required Credit Rating;

"Hedge Supplement" in respect of each Hedge Confirmation, a Hedge Supplement substantially in the form of Annex "A" to that Hedge Confirmation setting out, *inter alia,* the JIBAR linked rate applicable from time to time;

"Income" all amounts treated as income or revenue to the Issuer in accordance with GAAP;

"Indebtedness" shall be construed so as to include any obligation (whether present, future, actual or contingent, as principal or surety) for the payment or repayment of money (whether in respect of interest, principal or otherwise) including, without limitation, obligations incurred in respect of:

(a) moneys borrowed or raised and debit balances at banks;

(b) the issue of any shares which are expressed to be redeemable;

(c) any debenture, bond, note, loan stock or other debt security;

(d) any acceptance or documentary credit;

(e) any lease, hire purchase contract, conditional sale agreement or licence agreement where that agreement has been entered into primarily as a method of raising finance or financing the acquisition of an asset;

(f) receivables sold, discounted or factored (other than on a non-recourse basis);

(g) any guarantee, bond, stand-by letter of credit or other similar instrument issued in connection with the performance of contracts;

(h) any interest rate or currency swap, cap or collar arrangements, forward rate agreements and any other similar hedging or derivatives arrangement, instrument or agreement;

(i) amounts raised under any other transaction having the commercial effect of a borrowing or raising of money;

(j) any guarantee, indemnity or similar assurance given against financial loss of any person or in respect of the obligation of any person for any of the items referred to in (a) to (i) above;

"Independent Director" a director of the Issuer nominated by the Security SPV in accordance with the articles of association of the Issuer;

"Individual Certificate"	a Note in the definitive registered form of a single certificate exchanged for a Beneficial Interest in the Notes represented by the Global Certificate in accordance with Condition 19 and any further Certificate issued in consequence of a transfer thereof;
"Initial Class A Notes"	the Class A Notes issued by the Issuer on the First Issue Date under the Initial Offering Circular;
"Initial Class B Notes"	the Class B Notes issued by the Issuer on the First Issue Date, under the Initial Offering Circular;
"Initial Credit Limit"	the amount determined in accordance with the Credit Procedures Manual;
"Initial Eligible Account"	any Account which: (a) was opened prior to 22 November 1999, arose exclusively in the Originator's ordinary course of business with an Eligible Obligor and is denominated in ZAR; (b) constitutes an unconditional irrevocable, valid, binding and enforceable obligation of the Eligible Obligor to pay the full sums of principal and interest in accordance with the terms thereof; (c) is not: (i) Charged Off Account or a Cancelled Account; (ii) Account originated outside of South Africa; (iii) staff Account; (iv) Account under dispute, defence, set-off, counterclaim or enforcement; (d) is still considered active by the Originator;
"Initial Eligible Receivables"	all Receivables in relation to the Initial Eligible Accounts purchased by the Issuer on the First Transfer Date in accordance with the terms of the Origination, Sale and Servicing Agreement;
"Initial Offering Circular"	the Offering Circular dated 27 July 2002 distributed in relation to the Initial Notes;
"Initial Notes"	the Initial Class A Notes and the Initial Class B Notes;
"Initial Subordinated Loan"	the principal sum loaned and advanced by the Subordinated Lender to the Issuer on the First Issue Date in accordance with the terms of the Initial Subordinated Loan Agreement;
"Initial Subordinated Loan Agreement"	the Subordinated Loan Agreement dated 27 July 2002 entered into between the Issuer and the Subordinated Lender as amended and restated by a written Amendment and Restatement Agreement dated 7 June 2004 entered into between the Issuer and the Subordinated Lender;
"Insolvency Act"	the Insolvency Act, 1936;
"Interest Bearing Receivables"	all Eligible Receivables save for the Interest Free Receivables;
"Interest Free Receivables"	Eligible Receivables with a repayment period of less than or equal to six months and that do not bear interest;
"ISDA"	International Swaps and Derivatives Association, Inc.;
"Issue Date"	in relation to the Initial Notes, the First Issue Date, and in relation to each Tranche of Notes issued thereafter, the date on which the Notes issued thereafter of that Tranche are issued as specified in the Applicable Pricing Supplement;
"Issuer"	OntheCards Investments Limited (Registration number 2002/015386/06), a public company duly incorporated with limited liability in accordance with the company laws of South Africa;

"Issuer Owner Trust" the trust established (under Master's reference IT2980/02) under a trust deed dated 8 May 2002 for the holding of the issued share capital of the Issuer and related matters;

"Issuer Owner Trustees" the trustees for the time being of the Issuer Owner Trust;

"Issuer Security Cession" the Cession and Pledge dated 27 July 2002 by the Issuer to the Security SPV of the Assets as security for the obligations of the Issuer to the Security SPV, including the obligations of the Issuer to the Security SPV under the Counter-Indemnity, as amended and restated by a written Amendment and Restatement Agreement dated 7 June 2004 entered into between the Issuer and the Security SPV;

"Issuer's Business" the business of the Issuer in effecting the Securitisation Transaction, acquiring and receiving payment in respect of Assets, issuing the Notes, concluding the Transaction Documents and any other transactions directly relating to such activities, as described or envisaged in the Transaction Documents;

"Issuer's Option" the right of the Issuer specified in clause 14 of the Origination, Sale and Servicing Agreement to, *inter alia*, designate Accounts as Subsequent Eligible Accounts by delivery of a written notice to the Originator in accordance with the terms and conditions of the Origination, Sale and Servicing Agreement;

"JIBAR Rate" the following rate determined by the Calculation Agent:

(a) the average mid-market yield rate per annum for three month ZAR deposits which appears on the Reuters Screen SAFEY page at or about 11h00 Johannesburg time on the Rate Determination Date; or

(b) if such rate per annum does not so appear on the Reuters Screen SAFEY page or the Reuters Screen SAFEY page is unavailable, the rate determined on the basis of the average of the mid-market deposit rates quoted by at least two of the Reference Banks at or about 11h00 Johannesburg time on the Rate Determination Date. The Calculation Agent shall request the principal Johannesburg office of each of the Reference Banks to provide a quotation of its rate in respect of three month ZAR deposits; or

(c) if on any Rate Determination Date on which sub-paragraph (b) applies fewer than two such quotations are provided by the Reference Banks, the rate shall be determined by the Calculation Agent acting in good faith and in a commercially reasonable manner, using a representative rate;

"Last Day to Register" the last date, as specified in Condition 24.2, preceding a Coupon Payment Date or Actual Redemption Date, as the case may be, on which the Transfer Agent will accept Transfer Forms and record the transfer of Notes in the Register and whereafter the Register is closed for further transfers or entries until such Coupon Payment Date or Actual Redemption Date and where such date is not a Business Day, the immediately preceding Business Day;

"Late Payment Charges" all charges payable by an Obligor by virtue of a failure to timeously pay amounts due in respect of the Eligible Receivables which are Interest Free Receivables;

"Liquidated" any winding up, liquidation, offer of compromise in terms of section 311 of the Companies Act, deregistration or judicial management, whether provisional or final, voluntary or compulsory and any resolution of shareholders passed towards such end;

"Liquidity Facility" the liquidity facility provided by FNB Corporate and/or such other Liquidity Facility Provider to the Issuer in accordance with the Liquidity Facility Agreement in an amount specified in the Applicable Pricing Supplement(s);

"Liquidity Facility Agreement"	the Liquidity Facility Agreement dated 27 July 2002 entered into between the Issuer and FNB Corporate, as amended and restated by a written Amendment and Restatement Agreement dated 8 June 2004 entered into between the Issuer and FNB Corporate and/or any other agreement(s), in respect of which a Rating Affirmation shall have been obtained, for the provision of a Liquidity Facility/ies as may be entered into between the Issuer and any other Liquidity Facility Provider(s);
"Liquidity Facility Provider"	FNB Corporate and/or such other Liquidity Facility Provider having a Required Credit Rating as may be appointed by the Issuer from time to time, provided that in the event that any Liquidity Facility Provider ceases to have a Required Credit Rating, that Liquidity Facility Provider shall (unless and until the Liquidity Facility of that Liquidity Facility Provider is terminated) deposit an amount equal to the undrawn amount of the Liquidity Facility with the Standby Liquidity Account Bank and shall cede and pledge its right, interest and title in and to the Standby Liquidity Account to the Issuer as security for its obligations to the Issuer as Liquidity Facility Provider under the Liquidity Facility Agreement;
"Manager"	RMB;
"Margin"	with respect to each Tranche of Notes, the margin applied in determining the Coupon Rate in respect of such Note in accordance with Condition 11, specified in the Applicable Pricing Supplement;
"Master Subordinated Loan Agreement"	the Master Subordinated Loan Agreement dated 7 June 2004 entered into between the Issuer and the Subordinated Lender;
"Material Adverse Change"	a change or state of affairs (whether previously existing or not) which has or will have a Material Adverse Effect on: (a) the business, operations, property, condition (financial or otherwise) or trading prospects of the Issuer; (b) the ability of the Issuer to perform its obligations under any Transaction Document; or (c) the validity or enforceability of any Transaction Document or the rights or remedies of any party thereunder other than the Issuer;
"Material Adverse Effect"	an event or circumstance which (when taken alone or together with any previous event or circumstance) has, or could reasonably be expected to have, a materially adverse effect on the matters specified in the definition of "*Material Adverse Change*";
"Maximum Rate"	the maximum rate allowed by the Department of Trade and Industry under the Usury Act to be charged on transactions with a value up to and including ZAR10,000 (or such other threshold which may hereafter be prescribed);
"Month"	a calendar month in accordance with the Gregorian calendar;
"Monthly"	occurring on the last day of a Month or if such day is not a Business Day, the next following Business Day thereafter;
"Net Charge Offs"	all Charge Offs less Recoveries from time to time;
"Non-Refinanced Scheduled Maturity Date"	the first Scheduled Maturity Date, in respect of which the Notes having such Scheduled Maturity Date have not been redeemed in full on that Scheduled Maturity Date pursuant to the Refinancing Option;
"Noteholder"	the holder of a Note as recorded in the Register;
"Notes"	each Tranche of Class A Notes and each Tranche of Class B Notes;

"Obligor"	a person who is a customer of the Originator and is granted Credit pursuant to an Account;
"Ongoing Eligible Receivables"	all Receivables in relation to the Initial Eligible Accounts (save for the Initial Eligible Receivables) and Subsequent Eligible Accounts (save for the Subsequent Eligible Receivables) Originated after the First Transfer Date in respect thereof purchased by the Issuer on each Ongoing Transfer Date during the Revolving Period in accordance with the terms of the Origination, Sale and Servicing Agreement;
"Ongoing Transfer Date"	any date after the First Transfer Date upon which the Issuer acquires Ongoing Eligible Receivables in accordance with the terms of the Origination, Sale and Servicing Agreement;
"Optional Redemption Date"	the date upon which the Notes are redeemed in full by the Issuer in accordance with Condition 9.3;
"Ordinary Interest Accrued"	interest accrued on each Subordinated Loan, calculated in the manner set out in the Subordinated Loan Agreements;
"Ordinary Interest Due"	the Payment Due (if any) in respect of Ordinary Interest Accrued calculated in accordance with Condition 10;
"Originated"	the creation of an Eligible Receivable by the Originator by the sale or provision of Products to its customers, such Eligible Receivable to be regarded as having been "*Originated*" on the Business Day upon which the sale or provision of the Products giving rise to the Eligible Receivable concerned is recorded in the System;
"Origination, Sale and Servicing Agreement"	the Origination, Sale and Servicing Agreement dated 27 July 2002 entered into between the Issuer, the Originator, the Servicer, the Administrator, the Back-Up Servicer and the Security SPV as amended and restated by a written Amendment and Restatement Agreement dated 8 June 2004 entered into between the Issuer, the Originator, the Servicer, the Administrator, the Back-Up Servicer and the Security SPV;
"Originator"	Edcon in its capacity as the Originator in accordance with the terms of the Origination, Sale and Servicing Agreement;
"Originator Bank Accounts"	the bank accounts maintained by the Originator and into which Collections and Recoveries in respect of the Receivables are paid by or on behalf of Obligors from time to time in accordance with the terms of the Origination, Sale and Servicing Agreement, being: (a) those bank accounts identified in Schedule 5 to the Origination, Sale and Servicing Agreement; and (b) any other bank account(s) established by the Originator for this purpose with any bank having a Required Credit Rating and in respect of which a Rating Affirmation has been obtained;
"Originator Default"	an event of default by the Originator in accordance with the terms of the Origination, Sale and Servicing Agreement and/or any material failure by the Originator to perform its obligations under any other Transaction Document;
"Originator Facility"	the subordinated liquidity facility provided by the Originator to the Issuer in accordance with the terms of the Originator Facility Agreement;
"Originator Facility Agreement"	the Originator Facility Agreement dated 27 July 2002 entered into between the Issuer and the Originator as amended by a written Amendment and Restatement Agreement dated 8 June 2004 entered into between the Issuer and the Originator;

"Originator's Option" the option of the Originator in accordance with the terms of the Origination, Sale and Servicing Agreement to continue to sell Ongoing Eligible Receivables to the Issuer following the Scheduled Maturity Date, subject to Condition 6.3;

"Originator's Report" the daily electronic schedule provided by the Originator to the Administrator on each Transfer Date, setting out the information in relation to the Eligible Receivables as set out in Schedule 1 to the Origination, Sale and Servicing Agreement;

"Outstanding" in relation to the Notes, all the Notes issued other than:

(a) those which have been redeemed in full;

(b) those in respect of which the date for redemption in accordance with the Terms and Conditions has occurred and the redemption moneys wherefore (including all interest (if any) accrued thereon to the date for such redemption and any interest (if any) payable under the Terms and Conditions after such date) remain available for payment against presentation of Certificates;

(c) those which have become void under Condition 19;

(d) Notes represented by those mutilated or defaced Certificates which have been surrendered in exchange for replacement Certificates pursuant to Condition 22;

(e) (for the purpose only of determining how many Notes are Outstanding and without prejudice to their status for any other purpose) those Notes represented by Certificates alleged to have been lost, stolen or destroyed and in respect of which replacement Certificates have been issued pursuant to Condition 22;

"P&L Balance" the Issuer's net cumulative profit or loss from and including the First Issue Date to and including the last day of each Billing Period, as determined by the Calculation Agent from the Accounting Records after taking into account all Income items less all Expense items and after taking into account any Taxation Accrued;

"Participant" a depository institution accepted by the Central Depository as a Participant in terms of the Custody and Administration of Securities Act, 1992;

"Participatory Interest Due" the Payment Due (if any) to the Subordinated Lender in accordance with the terms of the Subordinated Loan Agreements, being a special interest payment equal to:

(a) during the Revolving Period, the Available Excess Spread upon any date which is a Coupon Payment Date;

(b) during the Controlled Amortisation Period or the Early Amortisation Period (as the case may be), that Available Cash (if any) remaining after payment in full of all Payments Due to Transaction Creditors ranking prior to the Subordinated Lender in the Priority of Payments;

"Paying Agent" RMB, unless the Issuer elects to appoint another entity as Paying Agent, in which event that other entity shall act as a Paying Agent in accordance with the terms of the Agency Agreement;

"Payment Rate" in respect of each Calculation Period, the total Collections in respect of such Calculation Period, divided by the opening Eligible Receivables balance for such Calculation Period, multiplied by 30 and divided by the actual number of days in that Calculation Period;

"Payments Due" in relation to a Transaction Creditor, the amount of all Payments Owing which, after calculation thereof in accordance with Condition 10.1 (during the Revolving Period) or Condition 10.2 (during the Controlled Amortisation Period or the Early Amortisation Period), is due for payment by the Issuer to that Transaction Creditor in accordance with the Priority of Payments;

"Payments Owing" in relation to a Transaction Creditor, all principal, accrued interest, fees and expenses (as the case may be) owing (but not yet due) but unpaid by the Issuer to that Transaction Creditor;

"Permitted Encumbrance" any:

(a) Encumbrance subsisting under or in connection with any Transaction Document; or

(b) Encumbrance created or outstanding with the prior written consent of the Security SPV and of which the Rating Agency has been notified in writing;

"Permitted Investments"

(a) any:

(i) bonds, notes or other securities issued by;

(ii) securities, deposits or loans secured or guaranteed by; or

(iii) deposits or loans secured upon bonds, notes or other securities issued or guaranteed by, the Central Government of South Africa or any Province of South Africa which has a Required Credit Rating;

(b) certificates of deposit or any other debt security which has a Required Credit Rating or which is issued by a person which is an Approved Entity;

(c) deposits with, loans to or purchase of bills of exchange, promissory notes, certificates of deposit or other negotiable instruments accepted, drawn or endorsed by, an Approved Entity;

(d) any bonds, notes, commercial paper or other securities issued by any special purpose conduit company in respect of which a Rating Affirmation has been obtained; and

(e) any unleveraged repurchase obligation entered into between the Issuer and a Repurchase Counterparty with respect to any Permitted Investment of the nature referred to in (a), (b) or (c) above,

being in all cases an investment which has an interest payment date and/or maturity date prior to the date upon which the Issuer, in the assessment of the Administrator, will require any proceeds from such Permitted Investment in order to discharge the Payments Owing to the Transaction Creditors in accordance with the Priority of Payments;

"Post-Enforcement Priority of Payments" the order in which payments shall be made by the Issuer after delivery of an Enforcement Notice pursuant to an Event of Default, as set out in Condition 16.3;

"Potential Event of Default" any event or action which may become (with the passage of time, giving of notice, the making of any determination hereunder or any combination thereof) an Event of Default;

"Pre-Enforcement Priority of Payments" the order in which payments shall be made by the Issuer prior to delivery of an Enforcement Notice pursuant to an Event of Default, as set out in Condition 16.2;

"Prepayments" part principal repayments by an Obligor under an Account in excess of the minimum repayments required, being repayment ahead of the repayment plan used by the Servicer to provide a baseline for the repayment of Eligible Receivables;

"Prime Rate" the publicly quoted basic rate of interest (percent, per annum, compounded Monthly in arrears and calculated on a 365-day year irrespective of whether or not the year is a leap year) from time to time published by FRB, as being its prime rate, as certified by any manager of such bank, whose authority, appointment and designation need not be proved;

"Principal Amount" the face value of each Note specified on the Certificate evidencing such Note;

"Principal Due" in respect of each Transaction Creditor, that amount (if any) of the Principal Owing to such Transaction Creditor, as calculated in accordance with Condition 10;

"Principal Owing" in respect of:

(a) the Notes, the Principal Amount of each Note, less the amount of any redemptions actually made thereon in accordance with Condition 9;

(b) the Subordinated Loans, the amount of the Subordinated Loans owing but not repaid by the Issuer to the Subordinated Lender under the Subordinated Loan Agreements, from time to time;

(c) the Liquidity Facility, the amounts drawn down by the Issuer under the Liquidity Facilities but not repaid to the Liquidity Facility Provider under the Liquidity Facility Agreements from time to time;

(d) the Originator Facility, the amount drawn down by the Issuer under the Originator Facility but not repaid to the Originator in accordance with the Originator Facility Agreement from time to time;

"Priority of Payments" the Pre-Enforcement Priority of Payments or Post-Enforcement Priority of Payments, as the case may be;

"Pro Rata" a proportionate sharing, reduction or attribution of any Cumulative Deficit or Available Cash, as the case may be, by all Transaction Creditors ranking *pari passu* in the Priority of Payments, determined in respect of each such Transaction Creditor on the basis of the proportion which the Payment Owing to such Transaction Creditor bears to the aggregate Payments Owing to all such Transaction Creditors;

"Products" all current and future goods and services determined as falling within the business of the Originator in accordance with the terms of the Origination, Sale and Servicing Agreement;

"Programme" the Asset Backed Domestic Medium Term Note Programme under which the Issuer may from time to time issue Notes;

"Programme Limit" the maximum nominal amount of Notes that may be Outstanding at any particular point in time, being ZAR5,000,000,000 or such other amount as the Board of Directors of the Issuer approves from time to time and as indicated in the Applicable Pricing Supplement but excluding the Principal Amount of any Refinancing Notes (as defined in Condition 2.3) issued during any Refinancing Period;

"Programme Termination Date" the date of the termination of the Origination, Sale and Servicing Agreement by written agreement between the Originator and the Issuer;

"Proxy" a person appointed under a Form of Proxy to act on behalf of a Noteholder in connection with any meeting or proposed meeting of the Noteholders;

"Purchase Price" the purchase consideration payable by the Issuer to the Originator in respect of the sale of each Eligible Receivable, being the Fair Value at the Transfer Date of such Eligible Receivable determined in accordance with the terms of the Origination, Sale and Servicing Agreement;

"Rate Determination Date" the day falling on the first day of each Coupon Period or, if such day is not a Business Day, the first following day that is a Business Day, being the day upon which the Coupon Rate in respect of each Class of Notes for such Coupon Period shall be determined by the Calculation Agent, in accordance with Condition 10;

"Rating"	the ratings assigned to the Notes by the Rating Agency as at the Issue Date;
"Rating Affirmation"	in respect of anything done or to be done under any Transaction Document, an affirmation from the Rating Agency that the doing of that thing will not result in a reduction or withdrawal of the Rating assigned to any Notes (a letter or other communication from the Rating Agency being conclusive evidence of its contents for all purposes of the Transaction Documents);
"Rating Agency"	in respect of the relevant Tranche of Notes, as the case may be, Moody's Investors Service South Africa (Proprietary) Limited (Registration number 2002/014566/07) and/or such other rating agency as may be appointed by the Issuer, subject to the written approval of the Security SPV;
"Receipts"	all amounts received or accruing to the Issuer in respect of the Assets, save for Collections and Recoveries;
"Receivables"	the Originator's claims in existence at a Transfer Date against an Obligor for: (a) the repayment of all Credit provided (whether on an interest bearing or interest free basis and including all costs, duties, Finance Charges and other related debts) by the Originator to such Obligor in accordance with the Account; (b) all right, title and interest in and to the Appro Products; (c) all rights (whether past, present or future and whether accrued, vested or contingent) of the Originator in relation to the above claims in accordance with any Consumer Insurance, including all book debts, invoice debts, account notes and/or other forms of obligations owed by the Obligors to the Originator and all Data relating to such claims but excluding: (i) any obligations, liabilities or debts owed by the Originator to an Obligor in relation to such Account or such Products, save for credit balances; and (ii) any Claims which have arisen out of a Cash Transaction;
"Recoveries"	all amounts received by the Servicer on behalf of the Issuer in respect of Charge Offs, whether in the form of recoveries, insurance payments, repossessions or otherwise;
"Reference Banks"	FRB, The Standard Bank of South Africa Limited, Nedbank Limited, ABSA Bank Limited and Investec Bank Limited;
"Refinancing Option"	the option of the Issuer to, subject to the fulfilment of the Conditions Precedent to Issue, issue further Notes and borrow in terms of an Applicable Subordinated Loan(s) during a Refinancing Period in accordance with the provisions of Condition 2.3;
"Refinancing Period"	the period of 60 days prior to (and including) any Scheduled Maturity Date during which the Issuer is entitled to exercise the Refinancing Option to issue further Notes and borrow a Subordinated Loan(s) to refinance and redeem or repay, as the case may be, the Notes having that Scheduled Maturity Date and the Applicable Subordinated Loan;
"Register"	the register maintained by the Transfer Agent in terms of Condition 24;
"Relevant Date"	in respect of any payment relating to the Notes, the date on which such payment first becomes due, except that, in relation to monies payable to the Central Depository in accordance with these Terms and Conditions, it means the first date on which each of the following circumstances exist: (i) the full amount of such monies have been received by the Central Depository, (ii) such monies are available for payment to the holders of Beneficial Interests, and (iii) notice to that effect has been duly given to such holders in accordance with the Applicable Procedures;

"Reports"	the Originator's Report and the Servicer's Report, provided that for so long as Edcon is both the Originator and the Servicer, such Reports shall be provided in the form of a single Report;
"Representative"	where a person is a corporation, a person authorised by a resolution of that corporation's directors or other governing body to act as its representative in connection with any meeting or proposed meeting;
"Required Credit Rating"	at least P-1 or the equivalent of such short term local currency rating assigned by the Rating Agency;
"Return"	the acceptance (in accordance with the Credit Procedures Manual) by the Originator of the redelivery of Products (including Appro Products) to the Originator by an Obligor, resulting in: (a) the reversal of an Eligible Receivable in the System; and (b) the repayment by the Originator to the Issuer of the Purchase Price in respect of such Eligible Receivable in accordance with the terms of the Origination, Sale and Servicing Agreement;
"Revolving Period"	the period from and including the Revolving Period Commencement Date to but excluding the Revolving Period End Date;
"Revolving Period Commencement Date"	the day immediately succeeding the First Issue Date;
"Revolving Period End Date"	the earlier of: (a) the Non-Refinanced Scheduled Maturity Date; (b) the Early Amortisation Date; or (c) the Optional Redemption Date;
"RMB"	FRB, acting through its Rand Merchant Bank division;
"SAFEX Call Rate"	the mid-market rate for call deposits in ZAR which appears on the Reuters screen SAFEY Page as at 12h00, Johannesburg time on the relevant date, or any successor rate;
"Sale Supplement"	in respect of the Subsequent Eligible Receivables, a Sale Supplement substantially in the form of Schedule 6 to the Origination, Sale and Servicing Agreement setting out *inter alia* the Purchase Price and the First Transfer Date of the Subsequent Eligible Receivables to be purchased as contemplated by Condition 6.2;
"Scheduled Maturity Date"	in relation to each Tranche of Notes, the date upon which the final principal and interest on the Notes of that Tranche are expected to be repaid by the Issuer, without any obligation on the Issuer's part so to do, subject to Condition 9.3(a), and specified in the Applicable Pricing Supplement;
"Securitisation Transaction"	the asset backed securitisation transaction intended to be implemented and executed by the Issuer in respect of which the Notes will be issued to investors, backed by the security of the Assets (including, *inter alia*, the Eligible Receivables), as described in the Programme Memorandum and subject to the Transaction Documents;
"Security Agreements"	the Issuer Security Cession, the Edcon Security Cession, the Share Pledge and the Suretyship;
"Security Interests"	the rights of security created in favour of the Security SPV, for the benefit of the Noteholders and the other Transaction Creditors (save for any Taxation authorities) in accordance with the Priority Payments, in relation to the Asset Pool under the Issuer Security Cession;
"Security SPV"	StoreCard Guarantee Corporation (Proprietary) Limited (Registration number

2001/021506/07), a private company duly incorporated with limited liability in accordance with the company laws of South Africa;

"Security SPV Default" any act or omission of the Security SPV which amounts to:

(a) gross or wilful breach of the Security SPV's obligations under any Transaction Document to which the Security SPV is a party; or

(b) fraud,

but excluding any act or omission which:

(i) is in accordance with the direction of a court;

(ii) is otherwise sanctioned by law;

(iii) is in accordance with a direction given by the Transaction Creditors; or

(iv) arises as a result of a breach by a person other than the Security SPV of a Transaction Document;

"Servicer Default" an event of default by the Servicer in accordance with the terms of the Origination, Sale and Servicing Agreement;

"Servicer's Report" the daily schedule provided by the Servicer to the Issuer and the Security SPV on each Transfer Date, setting out the information in relation to the Eligible Receivables as set out in Schedule 2 to the Origination, Sale and Servicing Agreement;

"Servicer" Edcon in its capacity as Servicer in accordance with the Origination, Sale and Servicing Agreement;

"Settlement Agent" a Participant, approved by BESA in terms of the rules of BESA to perform electronic net settlement of both funds and scrip on behalf of market participants;

"Share Pledge" the Pledge and Cession dated 27 July 2002 by the Issuer Owner Trustees of its shares in the Issuer to the Security SPV, as security for the obligations of the Issuer Owner Trustees in terms of the Suretyship, as amended and restated by a written Amendment and Restatement Agreement dated 7 June 2004 entered into between the Issuer Owner Trustees and the Security SPV;

"South Africa" the Republic of South Africa as constituted from time to time;

"SPV Owner Trust" the trust established (under Master's reference IT2979/02) under a trust deed dated 8 May 2002 for the holding of the issued share capital of the Security SPV and related matters;

"SPV Owner Trustees" the trustees for the time being of the SPV Owner Trust;

"Standby Liquidity Account Bank Agreement" the *pro forma* Standby Liquidity Account Bank Agreement annexed to the Liquidity Facility Agreement (provided that any substantial deviation from such terms approved by the Security SPV may be effected subject to a Rating Affirmation), as amended pursuant to the Amendment and Restatement Agreement in respect of the Liquidity Facility Agreement dated 8 June 2004 entered into between the Issuer and the Liquidity Facility Provider;

"Standby Liquidity Account Bank" a bank (other than the relevant Liquidity Facility Provider) having a Required Credit Rating, which shall be appointed by the Liquidity Facility Provider, with the written approval of the Security SPV, upon the Liquidity Facility Provider ceasing to have a Required Credit Rating during the Revolving Period, the terms of such appointment to be substantially in accordance with the terms of the Standby Liquidity Account Bank Agreement;

"Standby Liquidity Account" the standby liquidity bank account to be maintained, if required, by the Liquidity Facility Provider with the Standby Liquidity Account Bank, as described in Condition 15.1;

"Step-Up Margin" the additional margin applied in determining the Coupon Rate in respect of such Note during the Controlled Amortisation Period in accordance with Condition 10, as specified in the Applicable Pricing Supplement;

"Subordinated Lender" RMB;

"Subordinated Loans" the principal sums loaned and advanced by the Subordinated Lender to the Issuer (including, without limitation, the Initial Subordinated Loan) on each Issue Date subject to the fulfilment of the Conditions Precedent to Issue in accordance with the terms of the Subordinated Loan Agreements, provided that none of the Subordinated Loans shall, subject to Condition 16.4, be so repayable by the Issuer until the Principal Owing on the Notes shall have been paid in full;

"Subordinated Loan Agreements" the Initial Subordinated Loan Agreement and the Master Subordinated Loan Agreement (as read with each Subordinated Loan Certificate);

"Subordinated Loan Certificate" a Loan Certificate specifying, *inter alia*, the principal sum of each Applicable Subordinated Loan signed by the Issuer and the Subordinated Lender, in the form of the Schedule to the Master Subordinated Loan Agreement, on or prior to the date of the borrowing of that Applicable Subordinated Loan (other than the Initial Subordinated Loan) by the Issuer;

"Subsequent Credit Limit" the amount determined by the Servicer from time to time after the Issue Date in accordance with the Credit Procedures Manual based on the tracking of payments on the Eligible Account and the credit score of the Obligor over a period of time;

"Subsequent Eligible Account" any Account which:

(a) had arisen exclusively in the Originator's ordinary course of business with an Eligible Obligor and is denominated in ZAR;

(b) has been in existence for a period of at least 12 Months and which constitutes an unconditional irrevocable, valid, binding and enforceable obligation of the Eligible Obligor to pay the full sums of principal and interest in accordance with the terms thereof;

(c) is not:

(i) a Charged Off Account or a Cancelled Account;

(ii) an Account originated outside of South Africa;

(iii) a staff Account;

(iv) an Account under dispute, defence, set-off, counterclaim or enforcement;

(d) is still considered active by the Originator;

(e) qualifies as a Subsequent Eligible Account in accordance with the criteria specified by the Rating Agency or, to the extent that any of the criteria specified in this definition in relation to the Account are waived, relaxed or amended, a Rating Affirmation shall have been delivered to the Security SPV in relation to such waiver, relaxation or amendment;

(f) is an Account in respect of which at least one full instalment has been received;

(g) has been classified by the Issuer as a Subsequent Eligible Account by way of exercise of the Issuer's Option and included in Annex "A" to the relevant Sale Supplement;

"Subsequent Eligible Receivables" all Receivables in relation to the Subsequent Eligible Accounts purchased by the Issuer on the First Transfer Date in respect thereof in accordance with the terms of the Origination, Sale and Servicing Agreement as specified in the Applicable Pricing Supplement;

"Suretyship"	the deed of suretyship dated 27 July 2002 executed by the Issuer Owner Trustees in favour of the Security SPV in accordance with which the Issuer Owner Trustees bound themselves as sureties and co-principal debtors with the Issuer in favour of the Security SPV for the obligations of the Issuer to the Security SPV in respect of the Counter-Indemnity, the liability of the Issuer Owner Trustees thereunder being limited to the proceeds (if any) from the realisation of the shares in the Issuer's issued share capital which form the subject matter of the Share Pledge, as amended and restated by a written Amendment and Restatement Agreement dated 7 June 2004 entered into between the Issuer Owner Trustees and the Security SPV;
"System"	the computerised account management system for Products utilised by the Originator in relation to Accounts;
"Taxation"	all taxes, duties, assessments, levies or governmental charges (including any penalty or interest payable) payable to any governmental authority or any political subdivision thereof or any authority or agency therein or thereof having power to tax, including income tax, VAT and regional services levies;
"Taxation Accrued"	all Taxation expenses accrued to the Issuer in accordance with GAAP;
"Terms and Conditions"	the terms and conditions incorporated in this section "*Terms and Conditions of the Notes*" and in accordance with which the Notes are issued;
"Tranche"	all Notes which are identical in all respects and which have been designated with a distinctive Tranche Number in the Applicable Pricing Supplement;
"Transaction Creditors"	each of the creditors of the Issuer as set out in the Priority of Payments;
"Transaction Documents"	the respective memorandum and articles of association of the Issuer and the Security SPV, the Origination, Sale and Servicing Agreement, the Back-Up Servicer Plan, the Subordinated Loan Agreements, the Administration Agreement, the Counter-Indemnity, the Guarantee, the Liquidity Facility Agreement, the Originator Facility Agreement, the Hedge Agreements, the Bank Agreement, the Security Agreements, the Programme Agreement, the Agency Agreement, each Applicable Pricing Supplement, and the Programme Memorandum;
"Transfer Agent"	RMB, unless the Issuer elects to appoint another entity as Transfer Agent in accordance with the terms of the Agency Agreement, in which event that other entity shall act as Transfer Agent;
"Transfer Date"	the date upon which the Issuer acquires an Eligible Receivable in accordance with the terms of the Origination, Sale and Servicing Agreement against payment to the Originator of the relevant Purchase Price, being the First Transfer Date in respect of the Initial Eligible Receivables and the Subsequent Eligible Receivables or the Ongoing Transfer Date in respect of each of the Ongoing Eligible Receivables, as the case may be;
"Transfer Form"	the written form for the transfer of any Note evidenced by a Certificate, in the form approved by the Transfer Agent and signed by the transferor and transferee;
"Usury Act"	the Usury Act, 1968;
"VAT"	Value Added Tax imposed in terms of the VAT Act, including any similar tax which may be imposed in place thereof from time to time;
"VAT Act"	the Value Added Tax Act, 1991; and
"ZAR", **"R"** or **"Rand"**	the currency of South Africa, being the Rand, or any successor currency.

2. ISSUE

2.1 Subject to fulfilment of the Conditions Precedent to Issue, Notes may be issued by the Issuer in Tranches pursuant to the Programme and Applicable Subordinated Loans may be borrowed by the Issuer in order to:

(a) finance the payment of the Purchase Price of the Initial Eligible Receivables and Subsequent Eligible Receivables from time to time in accordance with Condition 6.2 and/or

(b) pursuant to the exercise of the Refinancing Option, refinance and redeem and repay in full on any Scheduled Maturity Date any Tranche of Notes with such Scheduled Maturity Date and the Applicable Subordinated Loan(s).

2.2 **Conditions Precedent to the issue of Notes**

The Issuer shall be entitled to issue Notes under the Programme from time to time, provided that prior to the relevant Issue Date (other than the First Issue Date) the following conditions have been met:

(a) the issue of Notes will not result in the aggregate Issue Price of all Notes in issue on the relevant Issue Date exceeding the Programme Limit;

(b) in respect of Notes to be issued pursuant to Condition 2.1(a), the Originator and the Issuer have signed a Sale Supplement;

(c) a Rating Affirmation in respect of such issue of Notes shall have been obtained;

(d) the Issuer is not in breach of any of its material obligations under the Transaction Documents;

(e) no Event of Default has occurred and is continuing;

(f) no Early Amortisation Event has occurred and is continuing;

(g) the Administrator certifies that the Liquidity Facility/ies reflected in the Applicable Pricing Supplement are sufficient for the purposes of the Programme;

(h) the Issuer and the Subordinated Lender shall have signed a Subordinated Loan Certificate reflecting the amount, subject to Condition 2.4, of the Subordinated Loan to be borrowed by the Issuer;

(i) the Administrator certifies that the Assets of the Issuer will at the relevant Issue Date be greater than its liabilities;

(j) in respect of each Hedge Confirmation, the Hedge Counterparty and the Issuer have signed a Hedge Supplement;

(k) the Administrator certifies that the Issuer has entered into suitable hedging agreements with the Hedge Counterparty appropriate to hedge the interest rate risk to which the Issuer may be exposed;

(l) the Issuer shall, if required by the Security SPV and/or the Rating Agency, have received a legal opinion, in a form and in substance required by the Security SPV and/or the Rating Agency, as the case may be, confirming that such issue of Notes is in conformity with and shall not breach any Applicable Laws;

(m) the Liquidity Facility Agreement(s) are/is in full force and effect;

(n) the Master Subordinated Loan Agreement is in full force and effect;

(o) the Board of Directors of the Issuer have passed a resolution authorising the issuance of such Notes;

(p) the Security SPV shall have provided its prior written consent to such further issue of Notes;

(q) no Event of Default (as set out and defined therein) has occurred and is continuing under any of the Hedging Agreements;

(r) in respect of the Notes to be issued pursuant to Condition 2.1(b), the Originator shall have provided its prior written consent to the delivery of the Refinancing Notice as contemplated by Condition 2.3; and

(s) an Applicable Pricing Supplement in relation to the Notes to be issued has been signed by 2 (two) Directors of the Issuer.

2.3 **Refinancing Option**

The Issuer shall, subject to the Originator's prior written consent, be entitled, upon written notice (the "**Refinancing Notice**") to (and without requiring the consent of the Noteholders) the Noteholders given at any time during the Refinancing Period, to issue, subject to the fulfilment of the Conditions Precedent to Issue, further Notes (the "**Refinancing Notes**") and borrow an Applicable Subordinated Loan from the Subordinated Lender on or before any Scheduled Maturity Date in order to refinance and redeem, as the case may be, the Notes with that Scheduled Maturity Date (the "**Refinanced Notes**") and repay the Applicable Subordinated

Loan. The Issuer shall be entitled to withdraw its Refinancing Notice at any time during the Refinancing Period and following such withdrawal shall not be entitled to issue further Notes for the purpose mentioned in this Condition 2.3 with respect to the Refinanced Notes and shall not be obliged on such Scheduled Maturity Date to redeem the Refinanced Notes or repay the Applicable Subordinated Loan.

2.4 Any issue of Notes (other than the Initial Notes) and borrowing of an Applicable Subordinated Loan under this Condition 2 shall be in such proportions of the total funding required by the Issuer for the purposes specified in Condition 2.1(a) or (b) of the Principal Amount of Class A Notes, Principal Amount of Class B Notes and principal sum of Applicable Subordinated Loan as the Issuer may, subject to obtaining a Rating Affirmation, determine. Such proportions will be set out in the Applicable Pricing Supplement.

2.5 The Noteholders are by virtue of their subscription for or purchase of the Notes, deemed to have notice of, and are entitled to the benefit of, and are subject to, all the provisions of the Transaction Documents.

2.6 The Applicable Pricing Supplement for each Tranche of Notes is (to the extent relevant) incorporated herein for the purposes of those Notes and supplements these Terms and Conditions. The Applicable Pricing Supplement may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace or modify these Terms and Conditions for the purposes of those Notes. Capitalised expressions used in these Terms and Conditions and not herein defined shall bear the meaning assigned to them in the Applicable Pricing Supplement.

2.7 Copies of the Agency Agreement and each Applicable Pricing Supplement are available for inspection at the specified offices of the Transfer Agent.

2.8 The Issuer shall approve the issue of each Tranche of Notes by way of a resolution of its Board of Directors but shall not require the consent of the Noteholders to issue any further Notes.

3. FORM AND DENOMINATION

3.1 The Notes are secured Notes and will be issued with initial minimum denominations of ZAR1,000,000.

3.2 All payments in relation to the Notes will be made in Rand.

3.3 Each Note, as indicated in the Applicable Pricing Supplement, may comprise any bonds, notes or debentures which are:

(a) issued or to be issued by the Issuer in accordance with the terms of these Terms and Conditions, the Programme Agreement and the Agency Agreement; and

(b) designated in the Applicable Pricing Supplement.

3.4 Terms applicable to the Notes other than those specifically contemplated under these Terms and Conditions will be set out in the Applicable Pricing Supplement.

3.5 Only listed Notes may be issued under the Programme.

3.6 Each Class of Notes will be issued in the form of the Global Certificate which will be deposited with and registered in the name of, and for the account of the Central Depository. The Issuer is entitled, in accordance with Condition 22, to procure the dematerialisation of Notes evidenced by the Global Certificate into the uncertificated form of Dematerialised Notes. An owner of a Beneficial Interest in the Notes represented by the Global Certificate or the Noteholder of Dematerialised Notes shall be entitled to exchange such Beneficial Interest or Dematerialised Notes, as the case may be, for an Individual Certificate in accordance with Condition 22.

4. TITLE

4.1 Title to the Notes will pass upon registration of transfer in accordance with Condition 23 in the Register. The Issuer and the Transfer Agent shall recognise a Noteholder as the sole and absolute owner of the Notes registered in that Noteholder's name in the Register (notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) and shall not be bound to enter any trust in the Register

or to take notice of or to accede to the execution of any trust (express, implied or constructive) to which any Note may be subject.

4.2 Beneficial Interests in Notes lodged in the Central Depository in the form of the Global Certificate may, in terms of existing law and practice, be transferred through the Central Depository by way of book entry in the securities accounts of the Participants. Such transfers will not be recorded in the Register and the Central Depository will continue to be reflected in the Register as the Noteholder in respect of the Global Certificate, notwithstanding such transfers.

5. STATUS

5.1 The Notes constitute limited recourse secured obligations of the Issuer.

5.2 Subject to Condition 16.4 (relating to payments from the proceeds of Refinancing Notes issued and an Applicable Subordinated Loan(s) borrowed pursuant to the Refinancing Option):

(a) the claims of Noteholders of the Class B Notes (in respect of Principal Owing) shall be subordinated to those of the Noteholders of the Class A Notes and to certain other Transaction Creditors in accordance with the Priority of Payments; and

(b) the claims of the Noteholders of Class A Notes in respect of Principal Owing shall be subordinated to certain other Transaction Creditors in accordance with the Priority of Payments.

5.3 The Notes of each Class rank *pari passu* and rateably among themselves.

5.4 The interests of Noteholders are secured by reference to the Asset Pool under the Security Agreements, as described in the section entitled *"Security Arrangements"* below.

6. PURCHASE AND DISPOSAL OF ELIGIBLE RECEIVABLES

6.1 Eligible Accounts

The Initial Eligible Accounts shall comprise those Accounts meeting the Eligibility Criteria and are described in the Origination, Sale and Servicing Agreement.

The Subsequent Eligible Accounts shall be designated from time to time during the Revolving Period upon exercise by the Issuer of the Issuer's Option in respect of Accounts meeting the Eligibility Criteria.

An Account shall remain an Eligible Account only for so long as it continues to comply with the Eligibility Criteria specified for its classification as an Eligible Account. Upon any Account ceasing to qualify as an Eligible Account, the Issuer shall, in the absence of the specific approval of the Security SPV and a Rating Affirmation, acquire no further Receivables in respect thereof.

6.2 Purchase of Eligible Receivables

In accordance with the terms of the Origination, Sale and Servicing Agreement the Issuer has agreed to purchase all Eligible Receivables from the Originator. Beneficial ownership and risk in and title to each such Eligible Receivable shall be acquired by the Issuer upon the relevant Transfer Date in respect thereof. Save to the extent that the Originator's Option is exercised in accordance with Condition 6.3, the Issuer shall purchase Eligible Receivables only during the Revolving Period.

The Issuer, in accordance with the Origination, Sale and Servicing Agreement:

(a) has acquired from the Originator the Initial Eligible Receivables on the First Transfer Date in respect thereof;

(b) will acquire from the Originator the Subsequent Eligible Receivables on the First Transfer Date in respect thereof;

(c) shall, subject to Conditions 6.3 and 8, acquire from the Originator the Ongoing Eligible Receivables in respect of the Initial Eligible Accounts and the Subsequent Eligible Accounts upon each Ongoing Transfer Date.

The Purchase Price payable by the Issuer to the Originator in respect of the Eligible Receivables sold on a particular Transfer Date shall be paid by the Issuer to the Originator on that Transfer Date in the following manner, namely:

(a) in the case of the Initial Eligible Receivables, the Purchase Price was paid by the Issuer in Cash on the First Issue Date out of the net proceeds of the issue of the Initial Notes and the borrowings under the Initial Subordinated Loan; and

(b) in the case of Subsequent Eligible Receivables, the Purchase Price will be paid by the Issuer in Cash on the relevant Issue Date out of the net proceeds of the Notes issued (subject to the fulfilment of the Conditions Precedent to issue) and the Applicable Subordinated Loan borrowed to finance the acquisition of those Subsequent Eligible Receivables; and

(c) shall be discharged on the Transfer Date in respect of Ongoing Eligible Receivables:

   (i) by way of set-off by the Originator against the Collections, Recoveries, Receipts (if due from the Originator) and Credit Adjustments; and/or

   (ii) in Cash during the Revolving Period to the extent that a net balance of such Purchase Price remains after the set-off as aforesaid provided there is either Available Cash to make such payment or such Cash may be obtained by drawing down on the Liquidity Facility; and/or

   (iii) (in the circumstances described in Condition 15.2) by the Issuer drawing down against the Originator Facility,

   in all cases, subject to the Priority of Payments.

6.3 Purchase of Eligible Receivables subject to the Originator's Option

Notwithstanding the provisions of Condition 8, the Originator may, by written notice to the Issuer, the Security SPV and the Rating Agency prior to the Non-Refinanced Scheduled Maturity Date, exercise the Originator's Option. Exercise of the Originator's Option shall be subject to:

(a) prior written approval of the Security SPV;

(b) the Purchase Price in respect of all such Ongoing Eligible Receivables shall be discharged by the Issuer in drawing upon the Originator Facility;

(c) the delivery to the Security SPV of a Rating Affirmation; and

(d) an Originator Default, a Servicer Default or an Early Amortisation Event not having occurred.

Following the exercise of the Originator's Option:

(a) the Issuer shall purchase only Ongoing Eligible Receivables from the Originator in respect of the Eligible Accounts in existence as at the Non-Refinanced Scheduled Maturity Date;

(b) all Collections, Recoveries and Receipts shall be placed in the Bank Account or invested in Permitted Investments;

(c) all Collections and Recoveries in relation to the Eligible Receivables shall, notwithstanding anything to the contrary in the Core Documents, be applied towards those Eligible Receivables which were Originated first in time; and

(d) the Issuer shall discharge its liabilities to the Transaction Creditors in accordance with the Priority of Payments set out in Condition 16.2(b).

The Originator may, at any time following the exercise by it of the Originator's Option, terminate the operation of the Originator's Option upon written notice of one Business Day to the Issuer and the Security SPV.

In the event that an Originator Default, a Servicer Default or an Early Amortisation Event occurs during the Controlled Amortisation Period, the Originator's Option shall cease with effect from that date.

6.4 Disposal of Eligible Receivables and other Assets

The Issuer may Dispose of the Assets or any of them, at any time:

(a) to the Servicer or its nominated collections agents for the *bona fide* purpose of the collection thereof where the relevant Obligor is in default, in accordance with the Credit Procedures Manual; or

(b) during the Controlled Amortisation Period, by written notice to the Security SPV, the Rating Agency and the Noteholders of not less than 30 days. Exercise of such right shall be subject to:

(i) a right of first refusal by the Originator in relation to the Eligible Receivables which the Issuer wishes to Dispose of, in accordance with the Origination, Sale and Servicing Agreement, which right of first refusal provides that the Issuer shall be obliged to offer such Eligible Receivables to the Originator at the lower of the purchase price offered by any third party and the aggregate Payments Owing to all Transaction Creditors;

(ii) any agreement concluded by the Issuer for the Disposal of such Assets to a person other than the Originator shall be conditional upon such Disposal yielding net proceeds of no less than the aggregate Payments Owing to all Transaction Creditors and such agreement shall provide that the Issuer shall incur no penalty or other obligation (save for reasonable transaction expenses) in the event that such condition is not fulfilled;

(iii) the Auditors of the Issuer shall have provided a written opinion to the Security SPV that, immediately following the Disposal of such Assets and the application of such net proceeds towards payment of the Transaction Creditors in accordance with the Priority of Payments, the Issuer shall be a going concern whose liabilities shall not exceed its Assets;

(iv) the Issuer disposing of the Assets or any of them at no less than their Fair Value; and

(v) the prior written approval of the Security SPV and prior written notice to the Rating Agency,

provided that any or all of the above conditions (save for those specified in (i) above) may be waived, relaxed or amended if a Fair and Reasonable Opinion is delivered to the Security SPV and the Rating Agency by the Issuer's Auditors.

7. ISSUER'S UNDERTAKINGS

7.1 The Issuer undertakes to:

(a) **Maintain Accounting Records**

prepare proper and adequate Accounting Records and lodge returns in accordance with GAAP and the Companies Act;

(b) **Provide Financial Statements**

provide to the Security SPV and the Rating Agency its audited Financial Statements for each financial year within 180 days of the end of that year;

(c) **Other information**

promptly give to the Security SPV:

(i) such information relating to its financial condition or operations as the Security SPV may from time to time reasonably request, except for such information, the disclosure of which would contravene law or render the Issuer in breach of any confidentiality obligations;

(ii) such information that the Issuer is required by Applicable Law to distribute to its shareholders from time to time;

(d) **Comply with obligations**

comply with, perform and observe all the obligations on its part contained in the Transaction Documents to which it is a party;

(e) **Taxation**

pay all Taxation (other than Taxation disputed by the Issuer in good faith) when due;

(f) **Certificate regarding Event of Default**

at the time the Financial Statements are provided under Condition 7.1(b), provide the Security SPV and the Rating Agency with a certificate signed by a Representative of the Issuer which states whether, to the best of the signatory's knowledge and belief, an Event of Default or Potential Event of Default has occurred and continues unremedied (and if so provide details thereof);

(g) **Surplus Cash**

subject to Condition 9.5 and Condition 16.4(b), expeditiously invest any surplus Cash in Permitted Investments;

(h) **Issuer's Business**

not conduct any business other than the Issuer's Business;

(i) **Other transactions**

not enter into any document, agreement, or arrangement (other than a document, agreement or arrangement which would not have a Material Adverse Effect or in respect of which a Rating Affirmation has been obtained) whether or not in writing, other than as part of the Issuer's Business;

(j) **Independent Director**

ensure that, at all times, at least one Director of the Issuer is an Independent Director;

(k) **Quorum**

not recognise a quorum at any meeting of the Directors of the Issuer unless the Independent Director is present at that meeting;

(l) **Separate entity**

always hold itself out as an entity which is separate from any other entity or group of entities, and to correct any misunderstanding known to the Issuer regarding its separate identity.

7.2 Save with the prior written consent of the Security SPV or as provided in or envisaged by the Programme Memorandum or any of the Transaction Documents, the Issuer shall not, for so long as any Note remains Outstanding:

(a) **Negative Pledge**

create or permit to subsist any Encumbrance (unless arising by operation of law) upon the whole or any part of its Assets or revenues, present or future, or its business, save for a Permitted Encumbrance;

(b) **Restrictions on Activities**

(i) engage in any activity which is not in terms of or directly related to any of the activities which the Transaction Documents provide or envisage that the Issuer will engage in; or

(ii) have any subsidiaries, employees or premises;

(c) **Disposal of Assets**

save as provided in Condition 6.4, Dispose or deal with, or grant any option or present or future right to acquire any of its Assets, or undertakings or any interest, estate, right, title or benefit therein;

(d) **Bank Accounts**

save as is necessary or incidental to the holding of a Permitted Investment, have an interest in any bank account, other than the Bank Account;

(e) **Dividends or Distributions**

pay any dividend or make any other distribution to its shareholders or issue any further shares or repurchase shares other than pursuant to the Priority of Payments;

(f) **Indebtedness**

save as provided in Conditions 2, 6, and 8, incur any Indebtedness;

(g) **Merger**

consolidate or merge with any other person or convey or transfer its properties or Assets substantially as an entirety to any other person;

(h) **Other**

permit the validity or effectiveness of any of the Transaction Documents or the Security Interests created thereby to be amended, terminated or discharged, or consent to any variation of, or exercise of, any powers of consent or waiver pursuant to the terms of any of the Transaction Documents, or permit any party to any of the Transaction Documents or any other person whose obligations form part of the Security Interests to be released from such obligations, or Dispose of any Assets save as envisaged in the Transaction Documents.

7.3 In giving any consent to the foregoing, the Security SPV may require the Issuer to make such modifications or additions to the provisions of any of the Transaction Documents or may impose such other conditions or requirements as the Security SPV may deem expedient (in its absolute discretion) in the interests of the Transaction Creditors.

8. PERIODS

8.1 Revolving Period

Subject to Condition 6.3, the Issuer shall purchase Eligible Receivables only during the Revolving Period.

During the Revolving Period, Cumulative Deficits (if any) are allocated to Payments Owing to Transaction Creditors in the manner set out in Condition 10.1 for purposes of calculating the Payments Due to the Transaction Creditors in accordance with the Priority of Payments set out in Condition 16.2(a).

During the Revolving Period, the Issuer may issue further Notes as contemplated in Condition 2.2.

8.2 Controlled Amortisation Period

The Controlled Amortisation Period shall commence on (and include) the Non-Refinanced Scheduled Maturity Date.

During the Controlled Amortisation Period:

(a) subject to Condition 6.3, the Issuer shall purchase no Ongoing Eligible Receivables;

(b) the Available Cash is applied to the Payments Owing to each of the Transaction Creditors, in accordance with the determination by the Calculation Agent of the Payments Due to each such Transaction Creditor, as calculated in accordance with Condition 10.2. In particular, the Payments Due to the Noteholders – that is the Coupon Due and the Principal Due, shall be determined by the Calculation Agent (in accordance with Condition 11.6 in relation to the Coupon Due and in accordance with Condition 12.2 in relation to the Principal Due) upon the Calculation Date immediately preceding each Coupon Payment Date;

(c) the Coupon Rate in relation to the Notes shall be increased in accordance with Condition 11.8; and

(d) the Issuer shall discharge its liabilities to the Transaction Creditors in accordance with the Priority of Payments set out in Condition 16.2(b).

8.3 Early Amortisation Period

Upon an Early Amortisation Event being determined by the Administrator as having occurred:

(a) the Administrator shall forthwith inform the Security SPV, the Rating Agency, the Central Depository and BESA thereof; and

(b) the Security SPV shall, as soon as such Early Amortisation Event comes to its notice (whether as a result of having been informed by the Administrator thereof, pursuant to the previous sub-clause or otherwise) by written notice to the Issuer (an "**Early Amortisation Notice**") announce that the Issuer has entered the Early Amortisation Period. The Early Amortisation Period shall commence upon the happening of the relevant Early Amortisation Event, notwithstanding the date of delivery of the Early Amortisation Notice.

The Security SPV shall not be required to take any steps to ascertain whether any Early Amortisation Event shall have occurred and, until the Security SPV has actual knowledge or has been served with express notice thereof, it shall be entitled to assume that no such Early Amortisation Event has taken place.

During the Early Amortisation Period:

(a) the Issuer shall cease to purchase any Ongoing Eligible Receivables;

(b) the Available Cash will be applied to the Payments Owing to each of the Transaction Creditors, in accordance with the determination by the Calculation Agent of the Payments Due to each such Transaction Creditor, as calculated in accordance with Condition 10.2. In particular, the Payments Due to the Noteholders – that is the Coupon Due and the Principal Due, shall be determined by the Calculation Agent (in accordance with Condition 11.6 in relation to the Coupon Due and in accordance with Condition 12.2 in relation to the Principal Due, in each case, read with Condition 10) upon the Calculation Date immediately preceding each Coupon Payment Date; and

(c) the Issuer shall discharge its liabilities to the Transaction Creditors in accordance with the Priority of Payments set out in Condition 16.2(c).

8.4 Refinancing Period

During the Refinancing Period the Issuer shall be obliged (unless and until the Refinancing Notice has been withdrawn pursuant to Condition 2.3) to procure the issue, subject to the Conditions Precedent to Issue, of the Refinancing Notes and redeem and repay in full the Refinanced Notes on their Scheduled Maturity Date.

9. REDEMPTION

9.1 Form of redemption of Principal Due

The Notes shall be redeemed by the Issuer by way of:

(a) amortising payments of the Principal Due on the Notes:

(i) upon the dates which are Coupon Payment Dates in accordance with Conditions 8.2 and 9.2(a) during the Controlled Amortisation Period; or

(ii) upon the dates which are Coupon Payment Dates in accordance with Conditions 8.3 and 9.2(b) during the Early Amortisation Period;

(b) bullet payments of the Principal Due on the Notes:

(i) upon early redemption at the option of the Issuer in accordance with Conditions 6.4 and 9.3(a) upon the Scheduled Maturity Date or any Coupon Payment Date thereafter;

(ii) upon early redemption at the option of the Issuer pursuant to the exercise of the Refinancing Option in accordance with Condition 9.3(b) upon the Scheduled Maturity Date;

(iii) upon early redemption at the option of the Issuer in accordance with Condition 9.3(c) upon any date; or

(iv) upon mandatory early redemption in accordance with Conditions 9.3(d) and 20 upon the delivery of an Enforcement Notice following the occurrence of an Event of Default.

9.2 Amortising payments of Principal Due

(a) Redemption on or prior to Final Maturity Date

Subject to the other provisions of this Condition 9, the Notes shall be redeemed in accordance with Condition 8.2, by way of payment of the Principal Due upon each date which is a Coupon Payment Date during the Controlled Amortisation Period.

(b) Mandatory early redemption following an Early Amortisation Event

Upon the delivery of an Early Amortisation Event Notice following the occurrence of an Early Amortisation Event the Issuer shall be obliged to redeem the Notes in accordance with Condition 8.3, by way of payment of the Principal Due upon each date which is a Coupon Payment Date during the Early Amortisation Period.

9.3 **Bullet payments of Principal Due**

(a) **Redemption on Scheduled Maturity Date or an Optional Redemption Date thereafter**

Subject to Condition 9.3(b), the Issuer may redeem all, but not some only, of any Tranche of Notes, in full but not in part, on the relevant Scheduled Maturity Date or on any Coupon Payment Date thereafter (such date being the Optional Redemption Date) at their Principal Owing (together with all Coupon Due at such Actual Redemption Date), notice having been given by the Manager to the Noteholders of not less than 30 and not more than 60 days, which notice shall be irrevocable.

(b) **Redemption on Scheduled Maturity Date following exercise of Refinancing Option**

If the Issuer has exercised the Refinancing Option pursuant to Condition 2.3 in relation to that Tranche of Notes, the Issuer may redeem all, but not some only, of the Notes of any Tranche of Notes, in full but not in part, on the relevant Scheduled Maturity Date at their Principal Owing (together with all Coupon Due at such Actual Redemption Date).

(c) **Early Redemption at the option of the Issuer for Taxation reasons**

Notwithstanding the provisions of Condition 9.3(a), the Issuer may redeem all, but not some only, of the Notes, in full but not in part, on any date (such date being the Optional Redemption Date) at their Principal Owing (together with all Coupon Due at such Actual Redemption Date), having given not less than 30 and not more than 60 days written notice to Noteholders (which notice shall be irrevocable) if the Issuer, immediately prior to the giving of the notice referred to above in this Condition 9.3(c), is of the reasonable opinion that:

(i) as a result of any change in or amendment to the laws or regulations of South Africa or any political sub-division of, or any authority in, or of, South Africa having power to tax, becoming effective after the date of this Programme Memorandum, the Issuer is or would be required to deduct or withhold from any payment of interest or principal on the Notes any amounts as provided or referred to in Condition 18; or

(ii) payments of principal or interest in respect of any of the Assets are subject to withholding or deduction for or on account of any present or future Taxation and the issuer of such Assets is not obliged to pay such additional amounts as shall be necessary in order that the net amounts received by the Issuer after such withholding or deduction are equal to the respective amounts of principal or interest which would otherwise have been receivable in respect of the Assets in the absence of such withholding or deduction; and

such requirement cannot be avoided by the Issuer taking reasonable measures available to it, provided that no notice of redemption shall be given earlier than 90 days before the earliest date on which the Issuer would incur the obligation to pay such additional amounts were a payment in respect of the Notes due.

(d) **Mandatory early redemption following an Event of Default**

Upon the delivery of an Enforcement Notice following the occurrence of an Event of Default, the Issuer shall be obliged to redeem the Notes in accordance with Condition 20.

9.4 **Procedure for redemption**

Payments in respect of the redemption of Notes shall be made in accordance with Condition 17 and, in relation to Notes represented by the Global Certificate and Individual Certificates held in the Central Depository, the Applicable Procedures relating to the redemption of debt securities.

Noteholders shall surrender their Certificates in respect of Notes held by them to the Transfer Agent at least 10 days prior to the Actual Redemption Date.

9.5 **Purchase of Class A Notes**

The Issuer may, subject to the prior written consent of the Security SPV, at any time purchase Class A Notes at any price on the open market utilising surplus Cash. In the event of the Issuer purchasing Class A Notes, such Notes shall be surrendered to the Transfer Agent for cancellation.

9.6 **Cancellation**

All Notes which are redeemed or purchased by the Issuer and submitted for cancellation will forthwith be cancelled. All Notes so cancelled shall be held by the Transfer Agent and cannot be re-issued or resold.

10. CALCULATION OF PAYMENTS DUE

10.1 Payments Due during the Revolving Period

The claims of all Transaction Creditors (save for any Taxation authorities) shall be limited in accordance with Condition 21 and, during the Revolving Period such Transaction Creditors shall be entitled, notwithstanding the amount of any Payments Owing and anything to the contrary in any Transaction Document, only to receive payment from the Issuer of Payments Due in accordance with the Priority of Payments set out in Condition 16.2(a).

The Cumulative Deficit (if any) shall be determined by the Calculation Agent upon each Calculation Date. In order to ensure that the liabilities due for payment by the Issuer do not exceed its Assets from time to time during the Revolving Period, any such Cumulative Deficit shall be applied against the Payments Owing to each Transaction Creditor in accordance with the order specified below and in each case only if and to the extent that Payments Due to Transaction Creditors ranking earlier in such priority of application are, by virtue of such application, zero. Such application shall not entail any reduction or writing off by the Issuer of its Indebtedness in relation to any Payment Owing. The Payment Due to each Transaction Creditor shall be the Payment Owing to it less the Pro Rata amount of the Cumulative Deficit (if any) applied to the Payments Owing in the following order:

(a) Ordinary Interest Accrued in respect of the Subordinated Loans;

(b) against Principal Owing in respect of the Subordinated Loans;

(c) against Payments Owing in respect of all interest and fees to the Originator Facility Provider in respect of the Originator Facility;

(d) against Principal Owing on the Originator Facility (only to the extent that it is currently drawn);

(e) against Payments Owing to the Hedge Counterparty under the Hedge Agreements (if a Hedge Counterparty Default then exists);

(f) against Coupons Accrued in respect of the Class B Notes;

(g) against Principal Owing in respect of the Class B Notes;

(h) Pro Rata against:

(i) the Coupons Accrued in respect of the Class A Notes; and

(ii) the Payments Owing in respect of the interest and fees owing to the Liquidity Facility Provider under the Liquidity Facility Agreement,

which, for the avoidance of doubt, shall mean that the claims of the Noteholders of the Class A Notes and the Liquidity Facility Provider shall rank *pari passu* in this respect;

(i) Pro Rata against:

(i) the Principal Owing in respect of the Class A Notes; and

(ii) the Principal Owing in respect of the Liquidity Facility (to the extent that it is drawn),

which, for the avoidance of doubt, shall mean that the claims of the Noteholders of the Class A Notes and the Liquidity Facility Provider shall rank *pari passu* in this respect;

(j) against Payments Owing in respect of amounts then owing to the Hedge Counterparty in accordance with the Hedge Agreements (if a Hedge Counterparty Default does not exist);

(k) against Payments Owing in respect of the Back-Up Servicer Fees and Expenses;

(l) against Payments Owing in respect of any fee to the Administrator under the Administration Agreement, together with expenses which are then payable to the Administrator thereunder;

(m) Pro Rata according to the respective amounts thereof, against Payments Owing in respect of all Fees and Expenses; and

(n) against Payments Owing of fees, costs, charges, liabilities and expenses incurred by the Rating Agency then due.

In particular, the Payments Due in respect of the Notes during the Revolving Period shall be calculated in accordance with Conditions 11 and/or 12, as respectively read with this Condition 10.1.

10.2 **Payments Due during the Controlled Amortisation Period or the Early Amortisation Period**

Upon each Calculation Date during the Controlled Amortisation Period or the Early Amortisation Period, as the case may be, the Calculation Agent shall determine the Available Cash. The Payment Due to each Transaction Creditor (save for the Originator in respect of Payments Owing for any Purchase Price) shall be determined by the Calculation Agent when required and shall equal that amount of the Payment Owing to such Transaction Creditor which is equal to that Transaction Creditor's Pro Rata share of the Available Cash (if any) on the most recent Calculation Date which will remain after application of the Available Cash towards payment in full of all Payments Due to Transaction Creditors ranking in higher priority to such Transaction Creditor in the Priority of Payments set out in Condition 16.2(b) (in respect of the Controlled Amortisation Period) or 16.2(c) (in respect of the Early Amortisation Period), as the case may be.

In particular, the Payments Due in respect of the Notes during the Controlled Amortisation Period or the Early Amortisation Period shall be calculated in accordance with Conditions 11 and/or 12, as respectively read with this Condition 10.2.

The Payment Due to the Originator in respect of the Payment Owing for any Purchase Price for Ongoing Eligible Receivables Originated subject to the Originator's Option shall equal such Payment Owing, provided that such Payment Due shall be paid solely in accordance with the Priority of Payments set out in Condition 16.2(b), that is, by drawing against the Originator Facility.

11. INTEREST

11.1 Subject to Conditions 11.3 and 11.4, each Note shall bear interest at the relevant Coupon Rate from and including the Issue Date to but excluding the Actual Redemption Date.

11.2 The Coupon Due in respect of each Coupon Period shall be payable in arrears on the Coupon Payment Date in respect of such Coupon Period. If any Coupon Payment Date falls upon a day which is not a Business Day, the Coupon Due upon such Coupon Payment Date shall be payable upon the first following day that is a Business Day, provided that for the purposes of determining a Coupon Period, no adjustment shall be made to such Coupon Payment Date.

11.3 Each Note will cease to bear interest from the Actual Redemption Date unless, upon due presentation thereof, payment of Principal Due is improperly withheld or refused.

11.4 In the event that the Issuer fails to punctually make payment of any Payments Due in accordance with these Terms and Conditions, the amounts so owing shall continue to bear interest at the Prime Rate in accordance with these Terms and Conditions.

11.5 **Calculation of Coupon Accrued**

The accrued interest per Note in respect of each Coupon Period shall be calculated by the Calculation Agent in advance on the Rate Determination Date in respect of such Coupon Period, by multiplying the applicable Coupon Rate by the Principal Owing of such Note and then multiplying such product by the actual number of days (including the first day and excluding the last day) in such Coupon Period, divided by 365. The resultant product shall be rounded to the nearest cent, half a cent being rounded upwards. The Coupon Accrued per Note from time to time shall be all interest accrued but unpaid in respect of such Note.

11.6 **Calculation of Coupon Due**

The Coupon Due per Note upon each Coupon Payment Date:

(a) during the Revolving Period, shall be the Coupon Accrued, as adjusted for any allocated Cumulative Deficit in accordance with Condition 10.1;

(b) during the Controlled Amortisation Period or the Early Amortisation Period, as the case may be, shall be the Payment Due in respect of the Coupon Accrued for such Note, as calculated in accordance with Condition 10.2.

11.7 Coupon Rate during the Revolving Period and Early Amortisation Period

The Coupon Rate for each Tranche of Notes for each Coupon Period other than during the Controlled Amortisation Period but prior to its Scheduled Maturity Date shall be a floating rate determined by the Calculation Agent on each Rate Determination Date. Such Coupon Rate shall be the sum of (i) the relevant Margin, and (ii) the JIBAR Rate.

11.8 Coupon Rate during the Controlled Amortisation Period

The Coupon Rate for each Tranche of Notes for each Coupon Period during the Controlled Amortisation Period shall, with effect from the first day of the Controlled Amortisation Period, be a floating rate determined by the Calculation Agent on each Rate Determination Date. Such Coupon Rate shall be the sum of (i) the relevant Margin; (ii) the relevant Step-Up Margin and (iii) the JIBAR Rate.

11.9 Publication of Coupon Rate

The Calculation Agent will cause the Coupon Rate determined upon each Rate Determination Date to be notified to all Noteholders, Settlement Agents, the Issuer, the Administrator and BESA as soon as practicable after such determination but in any event not later than five Business Days after such determination.

11.10 Liability

All notifications, opinions, determinations, certificates, calculations, quotations and decisions given, expressed, made or obtained for the purpose of these Terms and Conditions, whether by a Reference Bank or the Calculation Agent shall (in the absence of wilful default, negligence, bad faith or manifest error) be binding on the Issuer, the Calculation Agent and the Noteholders and (in such absence as aforesaid) no liability to the Noteholders shall attach to the Issuer, the Reference Banks or the Calculation Agent in connection with the exercise or non-exercise by them of their powers, duties and discretions hereunder.

12. PRINCIPAL

12.1 No Principal Due prior to Scheduled Maturity Date

No Principal Owing on any Tranche of Notes shall be redeemed by the Issuer prior to its Scheduled Maturity Date. Accordingly, there shall be no Principal Due upon any Tranche of Notes prior to its Scheduled Maturity Date.

12.2 Principal Due during the Controlled Amortisation Period and Early Amortisation Period

During the Controlled Amortisation Period (and with effect from (and including) its Scheduled Maturity Date) or the Early Amortisation Period, as the case may be, the Principal Due per Note of a Tranche upon each date which is a Coupon Payment Date shall be the Payment Due in respect of the Principal Owing for such Note, as calculated in accordance with Condition 10.2.

13. NOTIFICATIONS

The Calculation Agent shall be obliged, within five Business Days from the Calculation Date immediately preceding each Coupon Payment Date, to deliver to the Central Depository and BESA a written notice informing them of the Coupon Accrued, the Coupon Due (if any), the Principal Owing and the Principal Due (if any) in respect of the Notes as at such Coupon Payment Date.

14. ACCOUNTS

14.1 Bank Account

The Issuer shall maintain the Bank Account with the Account Bank in accordance with the Bank Agreement.

The Account Bank shall, in accordance with the Bank Agreement, pay interest to the Issuer on the funds standing to the balance of the Bank Account at the SAFEX Call Rate or such other rate as may be agreed between the Issuer and the Account Bank in accordance with the Bank Agreement.

In the event of the Account Bank ceasing to hold a Required Credit Rating, a replacement Account Bank shall be appointed in accordance with the Bank Agreement and all funds standing to the balance of the Bank Account shall be transferred to such successor Account Bank.

14.2 **Back-Up Servicer Account**

Edcon deposited on the First Issue Date, in accordance with the Origination, Sale and Servicing Agreement, an amount of ZAR30,000,000 with the Account Bank into the Back-Up Servicer Account.

Edcon has, in accordance with the Edcon Security Cession, ceded and pledged its rights, title and interest in and to the Back-Up Servicer Account to the Issuer as security for its obligations as Originator and Servicer under the Origination, Sale and Servicing Agreement and has irrevocably instructed the Account Bank to make payment to the Issuer, upon written demand by the Issuer and without any other evidence or proof, of the amount of any payment alleged by the Issuer to be due but unpaid by Edcon in accordance with the Origination, Sale and Servicing Agreement upon the termination of Edcon's appointment as Servicer thereunder.

The Account Bank will pay interest on the funds standing to the balance of the Back-Up Servicer Account at the SAFEX Call Rate.

15. LIQUIDITY

15.1 **Liquidity Facility**

FNB Corporate has provided the Liquidity Facility to the Issuer with effect from the First Issue Date. Subject to the terms and conditions of the Liquidity Facility Agreement, the Issuer may draw down on the Liquidity Facility/ies during the Revolving Period from time to time in order to discharge its obligation to, *inter alia*, make payment of the Purchase Price in relation to the acquisition by the Issuer of Eligible Receivables and further obligations of the Transaction Creditors as they fall due in accordance with the Priority of Payments. The claims of the Liquidity Facility Provider rank *pari passu* with those of the Noteholders of the Class A Notes.

The amount of the Liquidity Facility/ies may be increased by the Issuer from time to time as contemplated in Condition 2.2(g), provided that the Liquidity Facility/ies shall not be available to the Issuer from the Revolving Period End Date onwards.

In the event that any Liquidity Facility Provider ceases to hold a Required Credit Rating, that Liquidity Facility Provider shall open the Standby Liquidity Account with the Standby Liquidity Account Bank in accordance with the Standby Liquidity Account Bank Agreement. That Liquidity Facility Provider shall, unless and until its Liquidity Facility is terminated, place an amount equal to the undrawn portion of its Liquidity Facility on deposit in the Standby Liquidity Account with the Standby Liquidity Account Bank and shall cede and pledge its rights, interest and title in and to the Standby Liquidity Account to the Issuer as security for its obligations as Liquidity Facility Provider in accordance with the Liquidity Facility Agreement.

The Issuer will be entitled to:

(a) appoint any Approved Entity as a Liquidity Facility Provider in addition to any other Liquidity Facility Provider; and/or

(b) terminate the appointment of any Liquidity Facility Provider or reduce any Liquidity Facility; provided that no termination of the appointment of any Liquidity Facility Provider shall take effect until a replacement Liquidity Facility Provider with a Required Credit Rating in respect of the terminated or reduced Liquidity Facility/ies, as the case may be, is appointed by the Issuer;

provided that no agreement to appoint an additional or replacement Liquidity Facility Provider shall be concluded unless a Rating Affirmation in respect of that agreement shall first have been obtained.

15.2 **Originator Facility**

The Originator shall provide the Originator Facility to the Issuer with effect from the First Issue Date. Subject to the terms and conditions of the Originator Facility, the Issuer may draw down upon the Originator Facility at any time prior to the Early Amortisation Date in order to discharge Payments Due in respect of the Purchase Price of Eligible Receivables, provided that:

(a) during the Revolving Period, the Issuer may draw down on the Originator Facility only in the event that:

(i) a net amount of the aggregate Purchase Price is payable by the Issuer to the Originator notwithstanding the set-off by the Originator of such Purchase Price against the Collections, Recoveries, Receipts (if due from the Originator) and Credit Adjustments as at the Transfer Date; and

(ii) the Administrator certifies in writing to the Originator that the Issuer has no Available Cash and that the Liquidity Facility is fully drawn down; or

(iii) notwithstanding Condition 15.2(a)(ii), the Originator agrees to allow draw downs on the Originator Facility which agreement will be evidenced by the Originator actually advancing funds to the Issuer under the Originator Facility;

(b) during the Controlled Amortisation Period, the Originator Facility may be drawn down notwithstanding that there may be Available Cash to discharge the amount of any Purchase Price but the Originator Facility may be drawn down only to discharge Payments Due in respect of the Purchase Price of Ongoing Eligible Receivables Originated pursuant to the Originator's Option; and

(c) the amount which may be drawn down under the Originator Facility shall be limited to the aggregate amount of such Payments Due as at the date of such draw down in respect of the Purchase Price for Eligible Receivables acquired by the Issuer.

16. PRIORITY OF PAYMENTS

16.1 The Issuer shall make all payments to Noteholders and other Transaction Creditors in accordance with the Priority of Payments. The right of each of the Transaction Creditors shall be subordinated and ranked in accordance with the Priority of Payments. Prior to the delivery of any Enforcement Notice, the Pre-Enforcement Priority of Payments shall apply. Upon and after the delivery of an Enforcement Notice, the Post Enforcement Priority of Payments shall apply.

16.2 Pre-Enforcement Priority of Payments

(a) **Revolving Period**:

On a daily basis during the Revolving Period, the:

(i) Available Cash (excluding the proceeds raised from the issuing of Notes and the borrowing of an Applicable Subordinated Loan pursuant to the exercise of the Refinancing Option);

(ii) funds available for draw down on the Liquidity Facility; and

(iii) to the extent provided under (xiii) below, that day's Collections and Recoveries held in the Originator's Accounts and Credit Adjustments and other amounts then due for payment by the Originator and/or the Servicer to the Issuer in accordance with the Origination, Sale and Servicing Agreement and/or (subject to Condition 15.2) the funds available for draw down on the Originator Facility,

shall be applied by the Issuer towards payment of the following claims then due in the following order of priority and in each case only if and to the extent that payments or provisions of a higher priority have been made in full:

(i) first, in or towards satisfaction of the Issuer's liability or potential liability for Taxation;

(ii) second, in or towards satisfaction in full of Payments Due in respect of fees, costs, charges, liabilities and expenses incurred by the Rating Agency then due;

(iii) third, in or towards payment, Pro Rata according to the respective amounts thereof, of Payments Due in respect of all Fees and Expenses;

(iv) fourth, in or towards payment of Payments Due in respect of any fee to the Administrator under the Administration Agreement, together with expenses which are then payable to the Administrator thereunder;

(v) fifth, in or towards payment of Payments Due in respect of the Back-Up Servicer Fee and Expenses (in the event that the Back-Up Servicer Plan has been implemented);

(vi) sixth, in or towards payment of Payments Due to the Hedge Counterparty in accordance with the Hedge Agreements, provided that no Hedge Counterparty Default then exists;

(vii) seventh, in or towards payment, Pro Rata of:

- the Coupons Due in respect of the Class A Notes; and
- Payments Due in respect of the interest and fees due to the Liquidity Facility Provider under the Liquidity Facility Agreement,

which, for the avoidance of doubt, shall mean that the claims of the Noteholders of the Class A Notes and the Liquidity Facility Provider shall rank *pari passu* in this respect;

(viii) eighth, in or towards payment of the Coupons Due in respect of the Class B Notes;

(ix) ninth, to the extent that payment has not taken place in accordance with paragraph (vi) above, in or towards payment of Payments Due to the Hedge Counterparty under the Hedge Agreements;

(x) tenth, in or towards payment of Payments Due in respect of all interest and fees to the Originator in respect of the Originator Facility;

(xi) eleventh, in or towards payment of Payments Due in respect of Ordinary Interest Due in respect of the Subordinated Loans;

(xii) twelfth, in or towards payment of Payments Due in respect of any Purchase Price in relation to the acquisition by the Issuer of Eligible Receivables from the Originator in accordance with the Origination, Sale and Servicing Agreement by:

- set-off against that day's Collections, Recoveries, Credit Adjustments and other amounts then due for payment by the Originator and/or the Servicer to the Issuer in accordance with the Origination, Sale and Servicing Agreement; and/or
- subject to Condition 15.2, drawing down on the Originator Facility;

(xiii) thirteenth, in or towards repayment of any Principal Due to the Originator in respect of the Originator Facility;

(xiv) fourteenth, in or towards repayment of any Principal Due to the Liquidity Facility Provider in respect of the Liquidity Facility; and

(xv) fifteenth, in or towards payment, Pro Rata, according to the respective amounts thereof, of all other Payments Due (save for the Participatory Interest Due in accordance with (xvi) below) by the Issuer in accordance with the Transaction Documents; and

(xvi) sixteenth, the amount (if any) of any Available Excess Spread shall be applied towards payment of the Participatory Interest Due to the Subordinated Lender.

(b) **Controlled Amortisation Period**:

On a daily basis during the Controlled Amortisation Period, the:

(i) Available Cash; and

(ii) to the extent provided under (xiii) below and subject to Condition 15.2, the funds available for draw down on the Originator Facility,

shall be applied by the Issuer towards payment of the following claims then due in the following order of priority and in each case only if and to the extent that payments or provisions of a higher priority have been made in full:

(i) first, in or towards satisfaction of the Issuer's liability or potential liability for Taxation;

(ii) second, in or towards satisfaction in full of Payments Due in respect of fees, costs, charges, liabilities and expenses incurred by the Rating Agency;

(iii) third, in or towards payment, Pro Rata according to the respective amounts thereof, of Payments Due in respect of all Fees and Expenses;

(iv) fourth, in or towards payment of Payments Due in respect of any fee to the Administrator under the Administration Agreement, together with expenses which are then payable to the Administrator thereunder;

(v) fifth, in or towards payment of Payments Due in respect of the Back-Up Servicer Fee and Expenses (in the event that the Back-Up Servicer Plan has been implemented);

(vi) sixth, in or towards payment of Payments Due to the Hedge Counterparty in accordance with the Hedge Agreements, provided that no Hedge Counterparty Default then exists;

(vii) seventh, in or towards payment, Pro Rata of:

- the Coupons Due in respect of the Class A Notes; and
- Payments Due in respect of the interest and fees due to the Liquidity Facility Provider under the Liquidity Facility Agreement,

which, for the avoidance of doubt, shall mean that the claims of the Noteholders of the Class A Notes and the Liquidity Facility Provider shall rank *pari passu* in this respect;

(viii) eighth, in or towards payment of the Coupons Due, in respect of the Class B Notes;

(ix) ninth, in or towards payment, Pro Rata, of:

- the Principal Due in respect of the Class A Notes; and
- Payments Due in respect of the principal due to the Liquidity Facility Provider under the Liquidity Facility Agreement,

which, for the avoidance of doubt, shall mean that the claims of the Noteholders of the Class A Notes and the Liquidity Facility Provider shall rank *pari passu* in this respect;

(x) tenth, in or towards payment of the Principal Due in respect of the Class B Notes;

(xi) eleventh, to the extent that payment has not taken place in accordance with paragraph (vi) above, in or towards payment of Payments Due to the Hedge Counterparty under the Hedge Agreements;

(xii) twelfth, in or towards payment of Payments Due in respect of all interest and fees due to the Originator in respect of the Originator Facility;

(xiii) thirteenth, (but only if the Originator's Option applies in the manner described in Condition 6.3 and subject to Condition 15.2) in or towards payment of Payments Due in respect of any Purchase Price in relation to the acquisition by the Issuer of Ongoing Eligible Receivables from the Originator in accordance with the Origination, Sale and Servicing Agreement by drawing down on the Originator Facility;

(xiv) fourteenth, in or towards payment of any Ordinary Interest Due, in respect of the Subordinated Loans;

(xv) fifteenth, in or towards payment of any Principal Due in respect of the Subordinated Loans;

(xvi) sixteenth, in or towards repayment of any Payments Due to the Originator in respect of the Originator Facility;

(xvii) seventeenth, in or towards payment, Pro Rata, according to the respective amounts thereof, of all other Payments Due (save for the Participatory Interest Due and/or any distribution and/or dividend in accordance with (xviii) and (xix) below) by the Issuer in accordance with the Transaction Documents;

(xviii) eighteenth, in or towards payment of any Participatory Interest Due in respect of the Subordinated Loans; and

(xix) nineteenth, in or towards payment of a distribution and/or dividend (equal to the Available Cash then remaining) to the shareholders of the Issuer.

(c) **Early Amortisation Period**

On a daily basis during the Early Amortisation Period, the Available Cash shall be applied by the Issuer towards payment of the following claims then due in the following order of priority and in each case only if and to the extent that payments or provisions of a higher priority have been made in full:

(i) first, in or towards satisfaction of the Issuer's liability or potential liability for Taxation;

(ii) second, in or towards satisfaction in full of fees, costs, charges, liabilities and expenses incurred by the Rating Agency then due;

(iii) third, in or towards payment, Pro Rata according to the respective amounts thereof, of Payments Due in respect of all Fees and Expenses;

(iv) fourth, in or towards payment of Payments Due in respect of any fee to the Administrator under the Administration Agreement, together with expenses which are then payable to the Administrator thereunder;

(v) fifth, in or towards payment of Payments Due in respect of the Back-Up Servicer Fee and Expenses (in the event that the Back-Up Servicer Plan has been implemented);

(vi) sixth, in or towards payment of Payments Due in respect of amounts then due to the Hedge Counterparty in accordance with the Hedge Agreements, provided that no Hedge Counterparty Default then exists;

(vii) seventh, in or towards payment, Pro Rata of:

- the Coupons Due in respect of the Class A Notes; and
- Payments Due in respect of the interest and fees due to the Liquidity Facility Provider under the Liquidity Facility Agreement,

which, for the avoidance of doubt, shall mean that the claims of the Noteholders of the Class A Notes and the Liquidity Facility Provider shall rank *pari passu* in this respect;

(viii) eighth, in or towards payment of the Coupons Due in respect of the Class B Notes;

(ix) ninth, in or towards payment, Pro Rata, of:

- the Principal Due in respect of the Class A Notes; and
- Payments Due in respect of the Principal Due to the Liquidity Facility Provider under the Liquidity Facility Agreement,

which, for the avoidance of doubt, shall mean that the claims of the Noteholders of the Class A Notes and the Liquidity Facility Provider shall rank *pari passu* in this respect;

(x) tenth, in or towards payment of the Principal Due in respect of the Class B Notes;

(xi) eleventh, to the extent that payment has not taken place in accordance with paragraph (vi) above, in or towards payment of Payments Due to the Hedge Counterparty under the Hedge Agreements;

(xii) twelfth, in or towards payment of Payments Due in respect of all interest and fees to the Originator Facility Provider in respect of the Originator Facility;

(xiii) thirteenth, in or towards repayment of any Payments Due to the Originator in respect of any principal in respect of the Originator Facility;

(xiv) fourteenth, in or towards payment of any Ordinary Interest Due in respect of the Subordinated Loans;

(xv) fifteenth, in or towards payment of any Principal Due in respect of the Subordinated Loans;

(xvi) sixteenth, in or towards payment, Pro Rata, according to the respective amounts thereof, of all other Payments Due (save for the Participatory Interest Due in accordance with (xvii) below) by the Issuer in accordance with the Transaction Documents; and

(xvii) seventeenth, in or towards payment of any Participatory Interest Due in respect of the Subordinated Loans.

16.3 **Post Enforcement Priority of Payments:**

On the Actual Redemption Date, the Issuer shall make payment of the following claims then due in the following order of priority and in the specified manner only and in each case only if and to the extent that payments or provisions of a higher priority have been made in full:

(i) first, in or towards satisfaction in full of the claims of the Security SPV under the Counter-Indemnity out of the Asset Pool; and

(ii) second and subject to Condition 21, in or towards satisfaction in full of the claims of the Transaction Creditors, *mutatis mutandis*, in accordance with the Pre-Enforcement Priority of Payments in Condition 16.2(c).

The Security SPV shall make payment to the Transaction Creditors, *mutatis mutandis*, in accordance with the Pre-Enforcement Priority of Payments.

Notwithstanding anything to the contrary contained in any Transaction Document, the ranking of all of the Issuer's liability or potential liability for Taxation in the Priority of Payments and the liability of the Security SPV to any Taxation authorities under the Guarantee shall automatically cease upon the Issuer being Liquidated.

16.4 **Proceeds derived from issue of Notes pursuant to Refinancing Option**

(a) Notwithstanding the Priority of Payments referred to in Condition 16.2(a), the proceeds of any Notes issued or Subordinated Loan borrowed in accordance with Condition 2.4 shall, subject to Condition 16.4(b), only be used by the Issuer to redeem the Refinanced Notes and repay the Applicable Subordinated Loan on the relevant Scheduled Maturity Date and no Noteholder (other than in respect of the Refinanced Notes) or any other Transaction Creditor (other than the Subordinated Lender in respect of the Applicable Subordinated Loan) shall have any claim to such proceeds during the Refinancing Period.

(b) The proceeds derived from the issue of all Refinancing Notes during the Refinancing Period may only either be:

(i) invested by the Issuer in Permitted Investments, being in all cases Permitted Investments having maturity date(s) on or prior to the Scheduled Maturity Date of the relevant Refinanced Notes; or

(ii) used to purchase the relevant Refinanced Notes (or any of them) in the open market at a price not greater than their Principal Owing plus all Coupon Due at the date of such purchase. In the event of the Issuer purchasing any Refinanced Notes, such Notes shall be surrendered to the Transfer Agent for cancellation.

17. **PAYMENT**

17.1 The Principal Owing and Coupon Due in relation to the Notes shall be paid by the Issuer in ZAR in accordance with the Priority of Payments.

17.2 All monies payable on or in respect of each Note shall be paid by electronic funds transfer to the account of the relevant Noteholder as set forth in the Register at 17h00 Johannesburg time on the Last Day to Register preceding the relevant Coupon Payment Date or Actual Redemption Date, as the case may be, or, in the case of joint Noteholders, the account of that one of them who is first named in the Register in respect of that Note, provided that no payment in respect of the redemption of such Note shall be made by the Issuer until 10 days after the date on which the Global Certificate or Individual Certificate, as the case may be, in respect of the Note to be redeemed has been surrendered to the Transfer Agent.

17.3 If the Issuer is prevented or restricted directly or indirectly from making any payment by electronic funds transfer in accordance with Condition 17.2 (whether by reason of strike, lockout, fire, explosion, floods, riot, war, accident, act of God, embargo, legislation, shortage of or breakdown in facilities, civil commotion, unrest or disturbances, cessation of labour, Government interference or control or any other cause or contingency beyond the control of the Issuer) such inability shall not constitute an Event of Default and the Issuer shall give notice to the Noteholders within three Business Days of such inability arising. Upon receipt of such notice any Noteholder may request the Issuer to make payment of any such amounts by way of cheque and, if the Noteholder so requests, to make such cheque available for collection during business hours by a Noteholder or its Representative at the office of the Transfer Agent. All monies so payable by cheque shall, unless the Noteholder requests that the cheque be made available for collection as set out above, be sent by post within 2 Business Days of the receipt by the Issuer of such request to:

(a) the address of that Noteholder as set forth in the Register at 17h00 Johannesburg time on the relevant Last Day to Register; or

(b) in the case of joint Noteholders, the address set forth in the Register of that one of them who is first named in the Register in respect of that Note; or

(c) such other address as may be designated to the Transfer Agent in writing by that Noteholder; or

(d) if the amount in question is legally payable to anyone else, the address designated by that person for that purpose.

17.4 Each such cheque shall be made payable to the relevant Noteholder or, in the case of joint Noteholders, the first one of them named in the Register and each such cheque shall be dated as at the Coupon Payment Date or Actual Redemption Date, as the case may be.

17.5 Payment of a cheque sent in terms of Condition 17.3 or 17.4 shall be a complete discharge by the Issuer of the amount of the cheque.

17.6 If several persons are entered into the Register as joint Noteholders then, without affecting the provisions of Condition 17.5, payment to any one of them of any monies payable on or in respect of the Note shall be an effective and complete discharge by the Issuer of the amount so paid, notwithstanding any notice (express or otherwise) which the Issuer may have of the right, title, interest or claim of any other person to or in any Note or interest therein.

17.7 Subject to these Terms and Conditions, cheques may be posted by ordinary post, provided that neither the Issuer nor its agent shall be responsible for any loss in transmission and the postal authorities shall be deemed to be the agent of the Noteholders for the purpose of all cheques posted in terms of this Condition 17.

17.8 In the event that any cheque provided by the Issuer as set out above is not presented for payment and no demand is made for payment of the relevant amount of interest or principal within a period of six months from the relevant Date, the Issuer may, in its sole discretion, pay such amount to the Guardian's Fund, *mutatis mutandis,* in accordance with section 93 of the Administration of Estates Act, 1965, and payment as such shall discharge the Issuer of its relevant obligations under the Notes.

18. TAXATION

As at the date of issue of this Programme Memorandum, all payments of principal or interest in respect of the Notes will be made without withholding or deduction for or on account of any present or future Taxation imposed or levied by or on behalf of the Republic of South Africa or any political subdivision or any authority thereof or therein having power to tax, unless such withholding or deduction is required by law. In that event, the Issuer shall make such payments after such withholding or deduction has been made (where applicable) and shall account to the relevant authorities for the amount so required to be withheld or deducted. The Issuer shall not be obliged to make any additional payments to Noteholders in respect of such withholding or deduction.

19. PRESCRIPTION

The Notes will become void unless presented for payment of principal and interest within a period of 3 years after the Relevant Date therefor.

20. EVENTS OF DEFAULT

20.1 **An Event of Default shall occur if:**

(a) the Issuer fails to pay any amount, whether in respect of Coupon Due, Principal Due or otherwise, due and payable in respect of any of the Notes within 10 Business Days of the due date for the payment in question, subject to all creditors that rank prior to the relevant Class of Noteholder in terms of the Priority of Payments having been paid in full any amounts due and payable to them by the Issuer on that date, or should any Coupon Due to Class A Noteholders not be paid on a Coupon Payment Date as a result of a lack of funds available for that purpose in terms of the Priority of Payments; or

(b) the Issuer fails duly to perform or observe any other material obligation binding on it under these Terms and Conditions or any of the other Transaction Documents (irrespective of the materiality of such breach or obligation), which breach is not remedied within 30 days after receiving written notice from either the Security SPV or the counterparty to the relevant agreement requiring such breach to be remedied and the Security SPV has certified to the Issuer that such event is, in its opinion, materially prejudicial to the interests of the Noteholders; or

(c) the Issuer be Liquidated, provided that an offer of compromise in terms of section 311 of the Companies Act on terms approved by the Security SPV or by an Extraordinary Resolution of the Noteholders and where the Issuer is solvent shall not constitute a liquidation; or

(d) the Issuer has any application or other proceedings brought against or in respect of it in terms of which it is sought to be placed in liquidation; or

(e) the Issuer has any judgement or similar award ("**Judgement**") awarded against it and fails to satisfy such Judgement within 30 days after becoming aware thereof or:

(i) if such Judgement is appealable, fails to appeal against such Judgement within the time limits prescribed by law or fails to diligently prosecute such appeal thereafter or ultimately fails in such appeal, and/or

(ii) if such Judgement is a default judgement, fails to apply for the rescission thereof within the time limits prescribed by law or fails to diligently prosecute such application thereafter or ultimately fails in such application; and/or

(iii) if such Judgement is reviewable, fails to initiate proceedings for the review thereof within the time limits prescribed by law or fails to diligently prosecute such proceedings thereafter or ultimately fails in such proceedings, and/or

(f) the Issuer becomes insolvent or commits any act which is or, if it were a natural person, would be an act of insolvency as defined in the Insolvency Act, 1936; or

(g) the Issuer be deemed to be unable to pay its debts in terms of the Companies Act; or

(h) save as set out in Condition 20.1(c), the Issuer compromises or attempts to compromise with, or defers or attempts to defer payment of debts owing by it to, its creditors generally or any significant class of creditors; or

(i) save as set out in Condition 20.1(c) any procedural step is taken by the Issuer (including application, proposal or convening a meeting) with a view to a compromise or arrangement with any creditors generally or any significant class of creditors; or

(j) the Security Interests in favour of the Security SPV become unenforceable for any reason whatsoever (or be reasonably claimed by the Security SPV not to be in full force and effect); or

(k) it be or becomes unlawful for the Issuer to perform any of its obligations under the Transaction Documents and the Security SPV has certified to the Issuer that such event is, in its reasonable opinion, materially prejudicial to the interests of the Noteholders; or

(l) any permit or authorisation required by the Issuer for the conduct of its business is revoked and such situation not be remedied within 14 days after the Issuer has been given written notice requiring the applicable consent, licence, permit or authorisation to be obtained; or

(m) the Issuer alienates or encumbers any of its assets without the prior written consent of the Security SPV, save as envisaged in the Transaction Documents; or

(n) the Issuer ceases to carry on the Issuer's Business in a normal and regular manner or materially changes the nature of its business, or through an official act of the board of directors of the Issuer, threatens to cease to carry on the Issuer's Business.

20.2 If an Event of Default occurs:

(a) the Administrator and/or the Issuer shall forthwith inform the Security SPV, the Rating Agency, the Originator and BESA thereof;

(b) the Security SPV shall, as soon as such Event of Default comes to its notice (whether as a result of having been informed by the Administrator thereof pursuant to the previous sub-clause or otherwise), forthwith call a meeting of the Controlling Class;

(c) all the Notes shall become redeemable if, at such meeting, the Controlling Class so decides, by Extraordinary Resolution; and

(d) if the Controlling Class decides that the Notes shall become redeemable, such Noteholders shall notify the Issuer and the Security SPV accordingly.

20.3 Upon the happening of an Event of Default, the Security SPV:

(a) in its discretion, may; or

(b) subject to Condition 20.5, if so instructed by an Extraordinary Resolution of the Controlling Class, shall,

by written notice to the Issuer (an "**Enforcement Notice**") declare the Notes to be immediately due and payable and require the Principal Owing of the Notes, together with Net Coupon Accrued thereon, to be forthwith repaid, subject always to the provisions of the Post-Enforcement Priority of Payments. The Issuer shall forthwith do this, failing which the Security SPV may take all necessary steps, including legal proceedings, to enforce the rights of the Noteholders set out in, and the security given therefor in terms of, these Terms and Conditions, subject always to the Post-Enforcement Priority of Payments.

20.4 A Noteholder shall not be entitled to enforce its rights under its Notes as contemplated in section 121 of the Companies Act, but all rights of enforcement shall vest in the Security SPV, provided that if a Security SPV Default occurs, the Security SPV is Liquidated or if the Guarantee and Counter-Indemnity are not enforceable,

then a Noteholder shall be entitled to take action itself to enforce its claims directly against the Issuer if an Event of Default occurs.

20.5 The Security SPV shall have a discretion not to act in terms of Condition 20.3 if, after delivery to the Issuer of the Enforcement Notice referred to in such Condition, the default or breach complained of is remedied in such manner that, in the Security SPV's reasonable opinion, the Noteholders will not be prejudiced by the non-enforcement of the Security SPV's rights in terms of Condition 20.3.

20.6 The Security SPV shall not be required to take any steps to ascertain whether any Event of Default shall have occurred and until the Security SPV has actual knowledge or has been served with express notice thereof it shall be entitled to assume that no such Event of Default has taken place.

20.7 If the Notes become redeemable as contemplated above, they will be redeemed strictly in accordance with the Post-Enforcement Priority of Payments.

21. ENFORCEMENT LIMITED

21.1 Subject to Condition 21.2, the rights of Transaction Creditors (save for any Taxation authorities) against the Issuer will be limited to the extent that:

(a) such Transaction Creditors shall not institute, or join with any person in instituting, any proceedings for the Issuer to be Liquidated, or for the appointment of a liquidator, judicial manager or similar officer of the Issuer or of any or all of the Issuer's Assets, until two years after the Security SPV informs Noteholders that the Issuer has no further Assets available for payment of any sums still outstanding and owing by the Issuer under the Notes;

(b) such Transaction Creditors shall not levy or enforce any attachment or execution or take any proceedings with the levying of or enforce any attachment or execution upon or against any Assets of the Issuer;

(c) the liability of the Issuer to each such Transaction Creditor (other than the Originator in respect of payment of the Purchase Price for Subsequent Eligible Receivables in accordance with the terms of the Origination, Sale and Servicing Agreement) from time to time shall be limited to the lesser of:

(i) the Indebtedness of the Issuer to such Transaction Creditor; and

(ii) the aggregate of the actual amount recovered and available for distribution from the Assets of the Issuer in accordance with the Priority of Payments,

and the payment of such amount that is available for distribution to the Transaction Creditors in accordance with the Priority of Payments shall constitute a complete discharge of the Issuer's liability to the Transaction Creditors;

(d) such Transaction Creditors shall not be entitled to take any action or proceedings against the Issuer to recover any amounts payable by the Issuer to them except under the Guarantee, provided that if the Security SPV is Liquidated, if a Security SPV Default occurs or if the Guarantee or Counter-Indemnity are not enforceable, then Transaction Creditors shall be entitled to take action themselves to enforce their claims directly against the Issuer;

(e) such Transaction Creditors (other than the Originator in respect of the payment of the Purchase Price for Subsequent Eligible Receivables in accordance with the terms of the Origination, Sale and Servicing Agreement) shall not exercise or seek to exercise or take any proceedings for the exercise of the *exceptio non adimpleti contractus* or any right of set-off or counter payment against the Issuer; and

(f) such Transaction Creditors shall not, subject to Conditions 21.3 and 21.5, lodge a claim in the winding-up or judicial management proceedings of the Issuer.

21.2 Nothing in Conditions 21.1 or 28 limits:

(a) the exercise of any right or power by the Security SPV under the Security Agreements and/or the Counter-Indemnity;

(b) the exercise by the Hedge Counterparty (under the Hedge Agreements) or the Originator (under the Origination, Sale and Servicing Agreement) of rights of netting or set-off, where such rights are explicitly provided in accordance with the terms of the relevant Transaction Document;

(c) the entitlement of the Security SPV to:

(i) institute, or join with any person in instituting, any proceedings for the Issuer to be Liquidated, or for the appointment of a liquidator, judicial manager or similar officer of the Issuer or of any or all of the Issuer's assets or revenues, in the event that the Security SPV is unable (due to practical or legal impediments which, in the reasonable opinion of the Security SPV, are not of a temporary nature) to enforce the Issuer Security Cession; and/or

(ii) levy or enforce any attachment or execution or take any proceedings with the levying of or enforce any attachment or execution upon or against the Asset Pool;

(d) each Transaction Creditor in obtaining or taking any proceedings to obtain an interdict, *mandamus* or other order to restrain any breach of any Transaction Document by any party; or

(e) each Transaction Creditor in obtaining or taking any proceedings to obtain declaratory relief in relation to any provision of any Transaction Document in relation to any party.

21.3 In order to ensure the fulfilment of the provisions regarding Post-Enforcement Priority of Payments, each Transaction Creditor agrees that in the event of the Issuer being Liquidated, it shall, subject to the provisions of Conditions 21.1 and 21.5, not lodge a claim in the winding-up or judicial management proceedings of the Issuer and shall instead lodge a claim against the Security SPV arising out of the Guarantee given by the Security SPV to it. The Security SPV will, in turn, make a claim in the winding-up or judicial management proceedings of the Issuer pursuant to the Counter-Indemnity and, out of any amount recovered in such proceedings or from the security held by the Security SPV for the Obligations of the Issuer under the Counter-Indemnity, pay the Transaction Creditors in accordance with the Pre-Enforcement Priority of Payments as contemplated in the Guarantee.

21.4 The Claims of the Transaction Creditors shall, by virtue of the limitations placed on their enforcement in accordance with this Condition 21, not prescribe in accordance with the Prescription Act, 1969 until 18 Months after the Notes have been redeemed in full.

21.5 In the event that the Security SPV fails, for whatever reason, to make a claim in the winding-up or judicial management proceedings of the Issuer pursuant to the Counter-Indemnity at least ten Business Days prior to the first meeting of Creditors or should the liquidator or judicial manager not accept a claim tendered for proof by the Security SPV pursuant to the Counter-Indemnity, then, in order to ensure the fulfilment of the provisions regarding Post-Enforcement Priority of Payments, the Transaction Creditors shall be entitled to lodge such claims themselves but:

(a) any claim made or proved by a Transaction Creditor in the winding-up or judicial management proceedings in respect of amounts owing to it by the Issuer shall be subject to the condition that no amount shall be paid in respect thereof to the extent that the effect of such payment would be that the amount payable to those Transaction Creditors who have also so claimed and that rank prior to it in terms of the Post-Enforcement Priority of Payments would be reduced; and

(b) if the liquidator or judicial manager refuses to accept claims proved subject to the condition contained in Condition 21.5(a) then each Transaction Creditor shall be obliged to waive so much of its claim in respect of its subordinated debt as would enable the Transaction Creditors that rank prior to it in the Post-Enforcement Priority of Payments to receive payment of their claims in full.

21.6 To the extent that any Transaction Creditor receives or recovers any amount other than in accordance with the Priority of Payments in respect of sums due to it by the Issuer and/or the Security SPV (whether by set-off or otherwise), that Transaction Creditor shall promptly pay such amount to the Administrator, which Administrator shall pay over such monies, *mutatis mutandis*, in accordance with the relevant Pre-Enforcement Priority of Payments.

22. DELIVERY, DEMATERIALISATION, EXCHANGE AND REPLACEMENT OF CERTIFICATES

22.1 The Notes will initially be issued in the form of the Global Certificate and will be lodged and immobilised in the Central Depository.

22.2 A person holding a Beneficial Interest in the Notes represented by the Global Certificate or the Noteholder of Dematerialised Notes may, in terms of the Applicable Procedures and through its nominated Participant, direct a written request to the Transfer Agent for an Individual Certificate representing the number of Notes to be

delivered by the Transfer Agent in exchange for such Beneficial Interest or Dematerialised Notes, as the case may be. The aggregate of the Principal Amounts of the Notes represented by such Individual Certificate shall be equivalent to the amount of such Beneficial Interest or Dematerialised Notes, as the case may be. The Transfer Agent shall deliver such Individual Certificate upon such written request no later than 10 days after receiving the written request of the holder of such Beneficial Interest or such Noteholder in accordance with the Applicable Procedures, provided that joint holders of a Beneficial Interest or joint Noteholders of Dematerialised Notes shall be entitled to receive only one Individual Certificate in respect of that joint holding and delivery to one of those joint holders shall be delivery to all of them.

22.3 The holder of a Beneficial Interest in Notes evidenced by the Global Certificates or any Noteholder of Dematerialised Notes shall be obliged, if requested upon written notice of five Business Days by the Issuer to do so, to exchange such Beneficial Interest or such Dematerialised Notes (as the case may be) for an Individual Certificate (or such number of Individual Certificates as such Noteholder may request in writing), in accordance with the Applicable Procedures if:

(a) the Central Depository notifies the Issuer that it is unwilling or unable to continue as depository for the Global Certificate or the Dematerialised Notes and a successor central securities depository satisfactory to the Issuer and BESA is not available;

(b) the Central Depository is closed for business for a continuous period of fourteen days (other than by reason of holiday, statutory or otherwise) or announces its intention permanently to cease business and a successor depository satisfactory to the Issuer and BESA is not available;

(c) the Central Depository notifies the Issuer that it is unwilling or unable to continue as clearing system for the Global Certificates or the Dematerialised Notes and a successor clearing system satisfactory to the Issuer and BESA is not available;

(d) the Central Depository is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or announces its intention permanently to cease business and a successor clearing system satisfactory to the Issuer and BESA is not available; or

(e) the Issuer has become or will become subject to adverse tax consequences, which would not be suffered were such Beneficial Interests or Dematerialised Notes to be exchanged for Individual Certificates.

22.4 A person holding a Beneficial Interest in the Notes represented by the Global Certificate may, in terms of the Applicable Procedures and through its nominated Participant, direct a written request to the Transfer Agent for an Individual Certificate representing the number of Notes to be delivered by the Transfer Agent in exchange for such Beneficial Interest. The aggregate of the Principal Amounts of the Notes represented by such Individual Certificate shall be equivalent to the amount of such Beneficial Interest. The Transfer Agent shall deliver such Individual Certificate upon such written request no later than 10 days after receiving the written request of the holder of such Beneficial Interest in accordance with the Applicable Procedures, provided that joint holders of a Beneficial Interest shall be entitled to receive only one Individual Certificate in respect of that joint holding and delivery to one of those joint holders shall be delivery to all of them.

22.5 Upon the receipt of a written request for delivery of an Individual Certificate in terms of Condition 22.4, the Global Certificate shall, in terms of the Applicable Procedures, be presented to the Transfer Agent for splitting and a new Global Certificate for the balance of the Notes still held by the Central Depository shall be delivered to the Central Depository. The old Global Certificate will be cancelled and retained by the Transfer Agent.

22.6 Certificates shall be provided (whether by way of issue, delivery or exchange) by the Issuer without charge, save as otherwise provided in these Terms and Conditions. Separate costs and expenses relating to the provision of Certificates and/or the transfer of Notes may be levied by other persons, such as a Settlement Agent, under the Applicable Procedures and such costs and expenses shall not be borne by the Issuer. The costs and expenses of delivery of Certificates by other than ordinary post (if any) and, if the Issuer shall so require, taxes or governmental charges or insurance charges that may be imposed in relation to such mode of delivery shall be borne by the Noteholder.

22.7 If any Certificate is mutilated, defaced, stolen, destroyed or lost it may be replaced at the office of the Transfer Agent on payment by the claimant of such costs and expenses as may be incurred in connection therewith and against the furnishing of such indemnity as the Transfer Agent may reasonably require. Mutilated or defaced Certificates must be surrendered before replacements will be issued.

22.8 Any person becoming entitled to Notes in consequence of the death or insolvency of the relevant Noteholder may, upon producing evidence to the satisfaction of the Issuer that he holds the position in respect of which

he proposes to act under this paragraph or of his title, require the Issuer and the Transfer Agent to register such person as the holder of such Notes or, subject to the requirements of this Condition 22, to transfer such Notes to such person.

23. TRANSFER OF NOTES

23.1 Dematerialised Notes and Beneficial Interests in the Notes may be transferred in terms of the Applicable Procedures in the Central Depository. In order for any transfer of Notes evidenced by a Certificate to be effected through the Register and for the transfer to be recognised by the Issuer, each transfer of a Note:

(a) must be embodied in the usual Transfer Form;

(b) must be signed by the relevant Noteholder and the transferee, or any authorised representatives of that registered Noteholder and/or transferee;

(c) shall only be in respect of denominations of ZAR1,000,000 each or a multiple thereof and consequently the Issuer will not recognise any fraction of a denomination of ZAR1,000,000; and

(d) must be made by way of the delivery of the Transfer Form to the Transfer Agent together with the Certificate in question for cancellation or, if only part of the Notes represented by a Certificate is transferred, a new Certificate for the balance will be delivered to the transferor and the cancelled Certificate will be retained by the Transfer Agent.

23.2 The transferor of any Notes represented by a Certificate shall be deemed to remain the owner thereof until the transferee is registered in the Register as the holder thereof.

23.3 Before any transfer is registered all relevant transfer taxes (if any) must have been paid and such evidence must be furnished as the Transfer Agent reasonably require as to the identity and title of the transferor of such Note and the transferee.

23.4 No transfer will be registered while the Register is closed.

23.5 If a transfer is registered then the Transfer Form (if any) and cancelled Certificate (if any) will be retained by the Transfer Agent.

24. REGISTER

24.1 The Register shall be kept at the offices of the Transfer Agent. The Register shall contain the name, address and bank account details of the registered Noteholders. The Register shall set out the Principal Amount of the Notes issued to any Noteholder and shall show the date of such issue and the date upon which the Noteholder became registered as such. The Register shall show the serial numbers of Certificates issued. The Register shall be open for inspection during the normal business hours of the Transfer Agent to any Noteholder or any person authorised in writing by any Noteholder. The Transfer Agent shall not record any transfer other than on Business Days, nor while the Register is closed.

24.2 The Register shall be closed each year during the period from and including 21 March to but excluding 31 March, 20 June to but excluding 30 June, 20 September to but excluding 30 September and 21 December to but excluding 31 December and for the period of 10 days preceding an Actual Redemption Date, if such Actual Redemption Date does not fall on a Coupon Payment Date. All periods referred to in this Condition 24.2 may be shortened by the Issuer from time to time, upon notice to the Noteholders, with the consent of the Security SPV.

24.3 The Transfer Agent shall alter the Register in respect of any change of name, address or bank account number of any of the Noteholders of which it is notified in accordance with these Terms and Conditions.

25. NOTICE

25.1 All notices (including all demands or requests under these Terms and Conditions) to the Noteholders will be valid if (a) mailed by registered post or hand delivered to their addresses appearing in the Register or published in a leading English language daily newspaper of general circulation in the Republic of South Africa, and (b) for so long as any of the Notes are listed on BESA, published in a daily newspaper of general circulation in Johannesburg, which newspapers are respectively expected to be the *Business Day* and *The Star* (or their respective successors). Any such notice shall be deemed to have been given on the day of first publication or hand delivery or on the seventh day after the day on which it is mailed, as the case may be.

25.2 For so long as the Notes are held in their entirety by the Central Depository, there may be substituted for publication as contemplated in Condition 25.1 the delivery of the relevant notice to the Central Depository, the Settlement Agents and BESA for communication by them to the holders of Beneficial Interests in the Notes represented by the Global Certificate.

25.3 Notices (including all demands or requests under these Terms and Conditions) to be given by any Noteholder shall be in writing and given by delivering the notice, together with a certified copy of the relevant Certificate, to the Issuer. While any of the Notes are represented by the Global Certificate, notice may be given by any holder of a Beneficial Interest to the Issuer through the holder's relevant Settlement Agent in accordance with the Applicable Procedures and in such manner as the Issuer and the relevant Settlement Agent may approve for this purpose.

25.4 Any notice to the Issuer shall be deemed to have been received by the Issuer, on the second Business Day after being hand delivered to the registered office of the Issuer or on the seventh day after the day on which it is mailed by registered post to the registered office of the Issuer, as the case may be.

26. AMENDMENT OF THESE TERMS AND CONDITIONS

26.1 The Issuer and the Security SPV may amend these Terms and Conditions by written agreement, subject to the succeeding provisions of this Condition 26.

26.2 Any material amendment to these Terms and Conditions which may materially prejudice the rights of a Class of Noteholders may be made only with the prior consent of such Noteholders, and accordingly if in the reasonable opinion of the Security SPV any such proposed amendment may materially prejudice the rights of a Class of Noteholders, the Security SPV shall call a meeting of the affected Class of Noteholders and, if in the opinion of the Security SPV such amendment may materially prejudice the rights of more than one Class of Noteholders, it shall call separate meetings of such Classes of Noteholders.

26.3 Any amendment to the Post-Enforcement Priority of Payments or to any provision of the Security Agreements relating to the Post-Enforcement Priority of Payments may be made only with the prior consent of the Transaction Creditors, and accordingly if in the reasonable opinion of the Security SPV any proposed amendment of these Terms and Conditions may affect any such provisions, the Security SPV shall, before entering into any written agreement contemplated above, obtain the consent of the Noteholders and other Transaction Creditors.

26.4 The Security SPV shall call separate meetings of the relevant Classes of Noteholders to consider any amendments to the Terms and Conditions envisaged in accordance with Conditions 26.2 or 26.3, as the case may be. Such meeting or meetings shall be regulated by the provisions set out in Condition 27 and no such proposed amendments shall be made to these Terms and Conditions unless reduced to writing and signed by or on behalf of the Issuer and the Security SPV and (a) signed by or on behalf of Noteholders holding not less than 75% in number of each of the relevant Class of Notes Outstanding from time to time, or (b) authorised by an Extraordinary Resolution of a meeting of each such Class of Noteholders.

26.5 No amendment to these Terms and Conditions or the Transaction Documents may be made unless the Rating Agency certifies that the amendment in question will not adversely affect the Rating of the Notes.

27. MEETINGS

27.1 Convening of meetings

The Security SPV or the Issuer may at any time convene a meeting of Noteholders or separate meetings of a Class of Noteholders or a meeting of the Controlling Class (a "**meeting**" or the "**meeting**").

The Security SPV shall convene a meeting upon the requisition in writing of the holders of at least one-tenth of the aggregate Principal Owing of the Notes, Class of Notes or Controlling Class, as the case may be, upon and being given notice of the nature of the business for which the meeting is to be held.

Whenever the Issuer desires to convene a meeting, it shall forthwith give notice in writing to the Security SPV of the place, day and hour of the meeting and of the nature of the business to be transacted at the meeting and the Security SPV shall give notice thereof to the relevant Noteholders and, where appropriate, the Liquidity Facility Provider.

Whenever the Security SPV desires to convene a meeting it shall forthwith give notice in writing to the Noteholders (in the manner prescribed in Condition 25), the Issuer and, where appropriate, the Liquidity Facility Provider, of the place, day and hour of the meeting and of the nature of the business to be transacted at the meeting.

All meetings shall be held in Johannesburg.

27.2 Requisition

A requisition notice referred to in Condition 27.1 shall state the nature of the business for which the meeting is to be held and shall be deposited at the office of the Security SPV.

The Security SPV shall notify the Issuer of the deposit of a requisition notice forthwith.

A requisition notice may consist of several documents in like form, each signed by one or more requisitionists.

27.3 Convening of meetings by requisitionists

If the Security SPV does not proceed to cause a meeting to be held within 30 Business Days of the deposit of a requisition notice, requisitionists who together hold not less than 10% of the aggregate Principal Owing of the Notes, Class of Notes or Controlling Class, as the case may be, for the time being, may themselves convene the meeting, but the meeting so convened shall be held within 90 Business Days from the date of such deposit and shall be convened as nearly as possible in the same manner as that in which meetings may be convened by the Security SPV. Notice of the meeting shall be required to be given to the Issuer and the Security SPV.

27.4 Notice of meeting

Unless the holders of at least 90% of the aggregate Principal Owing of the Notes, Class of Notes or Controlling Class, as the case may be, agree in writing to a shorter period, at least 21 days' written notice specifying the place, day and time of the meeting and the nature of the business for which the meeting is to be held shall be given by the Security SPV or the Issuer, as the case may be, to each Noteholder and, where appropriate, the Liquidity Facility Provider and to the Issuer or the Security SPV, as the case may be.

The accidental omission to give such notice to any Noteholder, the Liquidity Facility Provider or the Security SPV or the non-receipt of any such notice, shall not invalidate the proceedings at a meeting.

27.5 Quorum

A quorum at a meeting shall:

(a) for the purposes of considering a resolution other than one requiring an Extraordinary Resolution, consist of Noteholders present in person or by Proxy and holding in the aggregate not less than one-third of the aggregate Principal Owing of the Notes or each class of Notes, as the case may be;

(b) for the purposes of considering an Extraordinary Resolution of Noteholders or a Class of Noteholders, consist of Noteholders present in person or by Proxy and holding in the aggregate not less than a clear majority of the aggregate Principal Owing of the Notes or each Class of Notes, as the case may be; and

(c) for the purposes of considering an Extraordinary Resolution of the Controlling Class, consist of:

   (i) Noteholders present in person or by Proxy and together holding in the aggregate not less than a clear majority of the aggregate Principal Owing of the relevant Notes less the Principal Owing to the Liquidity Facility Provider; and

   (ii) the Liquidity Facility Provider.

No business shall be transacted at a meeting unless a quorum is present at the time when the meeting proceeds to business.

If, within 15 minutes from the time appointed for the meeting, a quorum is not present, the meeting shall, if it was convened on requisition in accordance with Condition 27.3, be dissolved. In every other case the meeting shall stand adjourned to the same day in the third week thereafter, at the same time and place, or if that day is not a Business Day, the next succeeding Business Day. If at such adjourned meeting a quorum is not present the Noteholders present in person or by Proxy, together with the Liquidity Facility Provider (if in respect of a meeting of the Controlling Class) shall constitute a quorum for the purpose of considering any resolution, including an Extraordinary Resolution.

27.6 Chairperson

The Security SPV or its Representative shall preside as chairperson at a meeting. If the Security SPV or its Representative is not present within 10 minutes of the time appointed for the holding of the meeting, the Noteholders then present shall choose one of their own number to preside as chairperson.

27.7 Adjournment

Subject to the provision of this Condition 27, the chairperson may, with the consent of, and shall on the direction of, the meeting, adjourn the meeting from time to time and from place to place.

No business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

At least 14 days' written notice of the place, day and time of an adjourned meeting shall be given by the Issuer or the Security SPV and, where appropriate, the Liquidity Facility Provider, as the case may be, to each Noteholder and the Issuer or the Security SPV, as the case may be. In the case of a meeting adjourned in terms of Condition 27.7, the notice shall state that the Noteholders present in person or by Proxy, together with the Liquidity Facility Provider (if in respect of a meeting of the Controlling Class) at the adjourned meeting will constitute a quorum.

27.8 How questions are decided

At a meeting, a resolution put to the vote shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands, a poll is demanded by the chairperson or by any one of the Noteholders present in person or by Proxy.

Unless a poll is demanded, a declaration by the chairperson that on a show of hands a resolution has been carried, or carried by a particular majority, or lost, shall be conclusive evidence of that fact, without proof of the number or proportion of the votes cast in favour of or against such resolution.

A poll demanded on the election of a chairperson or on the question of the adjournment of a meeting shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairperson of the meeting directs and the result of such poll shall be deemed to be the resolution of the meeting.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairperson shall not be entitled to a casting vote in addition to the vote, if any, to which he is entitled.

27.9 Votes

On a show of hands every Noteholder and the Liquidity Facility Provider (if the meeting is one of the Controlling Class) present in person shall have 1 vote. On a poll every Noteholder, present in person or by Proxy and the Liquidity Facility Provider (if the meeting is one of the Controlling Class), shall have 1 vote for each ZAR1,000,000 of the Principal Owing to it. The joint holders of Notes shall have only 1 vote on a

show of hands and one vote on a poll for each ZAR1,000,000 of the Principal Owing of the Notes of which they are the registered holder and the vote may be exercised only by that holder present whose name appears first on the register of holders of Notes in the event that more than one of such joint holders is present at the meeting in person or by Proxy. The Noteholder in respect of Notes represented by the Global Certificates shall vote at any such meeting on behalf of the holders of Beneficial Interests in such Notes in accordance with the instructions to the Central Depository or its nominee from the holders of Beneficial Interests conveyed through the Settlement Agents in accordance with the Applicable Procedures.

27.10 Proxies and Representatives

On a poll votes may be given either in person or by Proxy. A Proxy shall be authorised in writing under a Form of Proxy.

A person appointed to act as Proxy need not be a Noteholder.

The Proxy form shall be deposited at the registered office of the Issuer or at the office where the Register is kept not less than 24 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in such Proxy proposes to vote, and in default, the Proxy shall be invalid.

No Form of Proxy shall be valid after the expiration of 6 months from the date named in it as the date of its execution. A Form of Proxy shall be valid for any adjourned meeting, unless the contrary is stated thereon.

A Proxy shall have the right to demand or join in demanding a poll.

A vote given in accordance with the terms of a Proxy shall be valid notwithstanding the previous death or incapacity of the principal or revocation of the Proxy or of the authority under which the Proxy was executed or the transfer of Notes in respect of which the Proxy was given, provided that no intimation in writing of such death, incapacity or revocation shall have been received by the Issuer at the office of the Transfer Agent more than, and that the transfer has been given effect to less than, 12 hours before the commencement of the meeting or adjourned meeting at which the Proxy is to be used.

Any reference in these Terms and Conditions to a Noteholder or to the Liquidity Facility Provider present in person includes such a duly authorised Representative of that Noteholder or the Liquidity Facility Provider, as the case may be.

27.11 Records

The Security SPV shall cause minutes of all resolutions and proceedings of meetings to be duly entered in books to be provided by the Issuer for that purpose.

Any such minutes as aforesaid, if purporting to be signed by the chairperson of the meeting at which such resolutions were passed or proceedings held or by the chairperson of the next succeeding meeting, shall be receivable in evidence without any further proof, and until the contrary is proved, a meeting in respect of the proceedings of which minutes have been so made shall be deemed to have been duly held and convened and all resolutions passed thereat, or proceedings held, to have been duly passed and held.

28. WINDING UP OF THE SECURITY SPV

Save in the event of a Security SPV Default, the Noteholders shall not be entitled directly or indirectly to institute, or join with any person in instituting, any proceedings for the Security SPV to be Liquidated or any related relief, or any similar proceedings (including bankruptcy proceedings) under the laws of any country, in any court in South Africa or elsewhere, until two years after the Notes have been redeemed in full.

29. GOVERNING LAW

The Programme Memorandum and the Notes and all rights and obligations relating to the Notes are governed by, and shall be construed in accordance with, the laws of South Africa.

USE OF PROCEEDS

The net proceeds from the issue of the Notes will be applied by the Issuer, being the ultimate borrower thereof, for its general corporate purposes and, *inter alia*, to acquire the Assets comprising the Asset Pool, to refinance Notes already in issue to repay Applicable Subordinated Loans and (if necessary) to make Permitted Investments during the Refinancing Period or as otherwise may be described in the Applicable Pricing Supplement.

SIGNED at SANDTON this 8th day of June 2004.

For and on behalf of

ONTHECARDS INVESTMENTS LIMITED

Name:

Capacity:

Who warrants his authority hereto

For and on behalf of

ONTHECARDS INVESTMENTS LIMITED

Name:

Capacity:

Who warrants his authority hereto

THE ASSET POOL

Words used in this section shall have the same meanings as defined in the section entitled "Terms and Conditions of the Notes", unless they are defined in this section or such meaning is clearly inappropriate from the context. The contents of this section shall not form part of the Terms and Conditions of the Notes and may not be utilised in interpreting the Terms and Conditions of the Notes or any of the Transaction Documents.

1. COMPOSITION OF THE ASSET POOL

The aggregate of the Eligible Receivables, the Bank Account and any other Permitted Investments held by the Issuer, from time to time, shall comprise the Asset Pool. As described in further detail below the Receivables shall comprise the aggregate of the Initial Eligible Receivables and the Ongoing Eligible Receivables, all of which arise on Eligible Accounts. The Asset Pool is pledged and ceded by the Issuer to the Security SPV as security for the Counter-Indemnity provided by the Issuer to the Security SPV. See the section entitled "*Security Arrangements*" below.

2. ELIGIBILITY CRITERIA FOR CLASSIFICATION OF ELIGIBLE RECEIVABLES

The Initial Eligible Accounts were identified at the First Transfer Date in respect thereof and are described in the Origination, Sale and Servicing Agreement. The Eligibility Criteria for the classification of the Initial Eligible Accounts are set out in the definition of "*Initial Eligible Accounts*" in the section entitled "*Terms and Conditions of the Notes*" above. The Eligible Receivables in respect of the Initial Eligible Accounts will be the Initial Eligible Receivables and the Ongoing Eligible Receivables Originated on such Initial Eligible Accounts.

The Subsequent Eligible Accounts will be identified in the relevant Sale Supplement. The Eligibility Criteria for classification of the Subsequent Eligible Accounts are set out in the definition of "*Subsequent Eligible Accounts*" in the section entitled "*Terms and Conditions of the Notes*" above. The Eligible Receivables in respect of the Subsequent Eligible Accounts will be the Subsequent Eligible Receivables and the Ongoing Eligible Receivables, Originated on the Subsequent Eligible Accounts.

The Originator shall be entitled (but not obliged) from time to time to identify any Account which it regards as satisfying the Eligibility Criteria specified for classification as a Subsequent Eligible Account and to inform the Issuer in writing of the existence of such Account, including reasonable particularity thereof, in order to enable the Issuer to determine whether to exercise the Issuer's Option to designate any such Account as a Subsequent Eligible Account.

The Issuer may designate Accounts as Subsequent Eligible Accounts by way of exercise of the Issuer's Option. Subject to the terms and conditions of the Origination, Sale and Servicing Agreement, the Issuer will upon, *inter alia*, the Signature of a Sale Supplement in respect thereof purchase the Subsequent Eligible Receivables and the Ongoing Eligible Receivables Originated in respect of such Subsequent Eligible Receivables.

Certain Receivables which are in arrears for payment will still be Eligible Receivables if they otherwise comply with the definition of Eligible Receivables.

An Account shall remain an Eligible Account only for so long as it continues to comply with the Eligibility Criteria specified for its classification as an Eligible Account. Upon any Account ceasing to qualify as an Eligible Account, the Issuer shall, in the absence of the specific approval of the Security SPV and a Rating Affirmation, acquire no further Receivables in respect thereof.

3. SALE OF RECEIVABLES TO THE ISSUER

In accordance with the Origination, Sale and Servicing Agreement, the Issuer shall purchase only those Eligible Receivables which are:

(a) Initial Eligible Receivables;

(b) Subsequent Eligible Receivables;

(c) Ongoing Eligible Receivables Originated during the Revolving Period; and

(d) Ongoing Eligible Receivables Originated on Subsequent Eligible Accounts, purchased in terms of the Originator's Option following the Scheduled Maturity Date.

The Transfer Date in respect of:

(a) the Initial Eligible Receivables was the day immediately preceding the First Issue Date; and

(b) the Subsequent Eligible Receivables shall be the First Transfer Date specified in the relevant Sale Supplement;

(c) each of the Ongoing Eligible Receivables which are:

 (i) purchased by the Issuer pursuant to its right of first refusal shall be the date of such purchase;

 (ii) Ongoing Eligible Receivables Originated (other than those referred to in (c)(i) above) shall be the next Business Day following the date upon which such Ongoing Eligible Receivable is Originated.

Accordingly, by signature of the Origination, Sale and Servicing Agreement, the Issuer:

(a) has acquired the Initial Eligible Receivables with effect on the First Transfer Date in respect thereof, against payment by it of the Purchase Price;

(b) will acquire the Subsequent Eligible Receivables with effect on the First Transfer Date in respect thereof, against payment by it of the Purchase Price; and

(c) will acquire each of the Ongoing Eligible Receivables with effect on the Ongoing Transfer Date relating to those Ongoing Eligible Receivables, being the next Business Day following the date upon which such Ongoing Eligible Receivable is Originated, against payment by it of the Purchase Price.

In relation to the Initial Eligible Receivables, all risk in such Initial Eligible Receivables vested in the Issuer on the next day following the last day of the Billing Period immediately preceding the First Issue Date. Save as aforesaid, all risk, ownership and benefit in and to the Eligible Receivables acquired by the Issuer shall vest in the Issuer upon the relevant Transfer Date. All Eligible Receivables purchased and sold in accordance with the Origination, Sale and Servicing Agreement are acquired on a without recourse basis and, subject to what is stated above, upon the acquisition by the Issuer of ownership therein the Issuer shall bear all credit and other risk in relation to each Eligible Receivable.

4. PURCHASE PRICE FOR THE ELIGIBLE RECEIVABLES

The consideration payable by the Issuer to the Originator for each Eligible Receivable purchased shall be the Purchase Price. The Purchase Price is calculated by the Servicer from time to time in accordance with a computer model in accordance with the terms of the Origination, Sale and Servicing Agreement.

The aggregate Purchase Price in respect of all Eligible Receivables sold on a particular Transfer Date shall be paid by the Issuer to the Originator on that Transfer Date in the following manner, namely:

(a) on that Transfer Date, the Servicer shall calculate such aggregate Purchase Price and the amount of all Collections and Recoveries received in respect of all Eligible Receivables upon the preceding day and all Credit Adjustments effective upon that preceding day (see "*Credit Adjustments*" below in this section);

(b) on that Transfer Date, the Administrator shall calculate any Receipts due for payment by the Originator to the Issuer on that Transfer Date in accordance with the Origination, Sale and Servicing Agreement;

(c) on that Transfer Date (if falling during the Revolving Period), such aggregate Purchase Price, Collections, Recoveries, Credit Adjustments and any such Receipts shall be set off against each other and the resultant net balance (if any) of each such debt remaining thereafter shall be paid by the Originator or Issuer (as the case may be) to the other of them in Cash on the Transfer Date, provided that in the event that:

 (i) a net amount of the aggregate Purchase Price is so payable by the Issuer to the Originator; and

 (ii) the Administrator certifies in writing to the Originator that the Issuer has no Available Cash and no funds available for drawing down under the Liquidity Facility,

 such net aggregate Purchase Price due shall be paid by the Issuer drawing against the Originator Facility; or

(d) on that Transfer Date (if falling during the Controlled Amortisation Period) such aggregate Purchase Price (if in respect of Ongoing Eligible Receivables Originated subject to the Originator's Option) shall not be paid in Cash but shall be discharged by the Issuer drawing down on the Originator Facility.

5. REPRESENTATIONS AND WARRANTIES BY THE ORIGINATOR

In accordance with the terms of the Origination, Sale and Servicing Agreement, the Originator represents and warrants (the "Eligibility Warranties") to the Issuer that (in relation to the Initial Eligible Receivables) on the day

following the last Billing Period immediately preceding the First Issue Date (in relation to the Subsequent Eligible Receivables), on the relevant First Transfer Date and (in relation to the Ongoing Eligible Receivables) as at the relevant Transfer Date all Receivables classified as Eligible Receivables as at such respective dates shall conform with the relevant Eligibility Criteria specified for their qualification as Eligible Receivables, provided that in the event that any such Receivable fails to so comply with such Eligibility Criteria in circumstances where the Originator shall have complied with the Credit Procedures Manual in relation to the Origination and management of such Receivable, the Originator shall be deemed to have satisfied such Eligibility Warranties.

In accordance with the terms of the Origination, Sale and Servicing Agreement, the Originator further represents and warrants (the "General Warranties") to the Issuer that as at the relevant Transfer Date:

(a) the transaction(s) entered into by the Originator with each Obligor giving rise to each Eligible Receivable were in accordance with the normal terms of trade for the Originator's business for each such transaction and, in relation to any Ongoing Eligible Receivable, as set out in the Credit Procedures Manual;

(b) each Eligible Receivable is an existing and *bona fide* obligation of the Obligor to the Originator arising out of a valid, genuine and enforceable claim of the Originator against the Obligor in respect of the Products actually sold and will not have arisen in respect of goods sold on consignment;

(c) all Eligible Receivables were Originated in accordance with the Applicable Laws;

(d) the Products forming the subject matter of any Eligible Receivable (save to the extent that services forming part of such Products are of an ongoing nature) will have been duly delivered or, in the case of Eligible Receivables Originated via the internet, dispatched to the Obligor and, subject to clause, all other transactions pursuant to which such Eligible Receivable is Originated will have been duly completed prior to the Transfer Date and in the case of Eligible Receivables Originated via the internet, written evidence of the due delivery of the Products and the due delivery to the Obligor of invoices will be available;

(e) the Finance Charges and Late Payment Charges levied in relation to the Eligible Receivables shall be in accordance with the Core Documents and shall be commercially reasonable and not breach any Applicable Law;

(f) all information and documents provided by the Originator in accordance with this agreement shall not be in breach of the Core Documents or any other obligations owed to Obligors or any third parties;

(g) all premiums in relation to the Consumer Insurance received by the Originator shall have been paid over (on behalf of the relevant Obligor) to the Accredited Insurer and the Originator shall have used its reasonable endeavours to ensure that there shall have been no misrepresentations or non-disclosures entitling the Accredited Insurer to avoid such Consumer Insurance or refuse to pay claims thereunder;

(h) the Originator shall have employed its best endeavours to ensure that all particulars relating to the Eligible Receivables and the name and address of the Obligor in respect of each Eligible Receivable and as shown on any Core Documents delivered to the Issuer are true, correct and genuine in all material respects, and that no person other than that Obligor and any guarantor or surety for the Eligible Receivable in question is liable to pay the Eligible Receivable;

(i) the Originator shall have employed its best endeavours to ensure that the Originator has duly and punctually performed and discharged all the obligations to the Obligors under the Core Documents from which the Eligible Receivables arose;

(j) save in respect of Appro Products, no Eligible Receivable itself nor the liability to pay any Eligible Receivable is subject to the fulfilment of any condition or the carrying out of any act and each Eligible Receivable will be due and payable by the respective dates calculated in accordance with the System;

(k) save in respect of Appro Products, no Obligor in respect of any Eligible Receivable, to the best of the Originator's knowledge, has any claim of whatever nature against the Originator which entitles such Obligor to a set off against the Eligible Receivable in question or to delay payment of the Eligible Receivable in question;

(l) the Originator is the true and lawful owner of each of the Eligible Receivables immediately prior to transfer thereof on the Transfer Date and is entitled to sell the Eligible Receivables to the Issuer in terms of the Origination, Sale and Servicing Agreement without the prior consent of any Obligor in relation to the Eligible Receivables and that the Originator's rights in respect of the Eligible Receivables are not nor will they be subject to any Encumbrance;

(m) the agreement dated 15 November 1995 between Edcon and Nedcor Bank Limited, as amended in accordance with the further agreement dated 17 April 2000, and the separate put option agreement between such parties

dated 17 April 2000 shall have been terminated in accordance with the terms thereof and Nedcor Bank Limited shall have no beneficial ownership, possession or Encumbrance over the Eligible Receivables or any part thereof;

(n) the full amount of each Eligible Receivable is payable in ZAR and is enforceable in the courts of South Africa;

(o) the Originator shall have employed its best endeavours to ensure that all information furnished or which may be furnished in terms of the Origination, Sale and Servicing Agreement by the Originator and/or its directors on its behalf to the Issuer whether orally or in writing in respect of the Eligible Receivables and the Obligors in question is true and correct in all material respects and no invoices, statements or accounts furnished by the Originator to any Obligor will have been dated prior to the actual delivery of the Products and such invoices, statements or accounts will contain true and proper descriptions of the Product as well as the true dates of each transaction and the true dates of the delivery of the Products, and such invoices, statements and accounts will accurately reflect the prices of the Products with deductions for all applicable discounts, credits or refunds;

(p) all of the Originator's balance sheets, trading and profit and loss accounts and other financial statements and information which have been furnished to the Administrator and/or the Issuer prior to the Issue Date by the Originator fairly state the financial position of the Originator as at the date to which they relate.

6. CREDIT ADJUSTMENTS

6.1 Sale of Eligible Receivables voidable

In the event that:

(a) any of the Eligibility Warranties are breached (to the extent that any Receivable designated on the relevant Transfer Date as an Eligible Receivable is not in fact an Eligible Receivable); or

(b) the General Warranties are breached in any manner which results in the Issuer not acquiring good, marketable and unencumbered title to any Eligible Receivables,

each purchase by the Issuer of all Receivables in respect of such Account upon any Transfer Date upon which such representations and warranties were so breached shall be voidable at any time thereafter at the instance of the Issuer, by written notice to the Originator. Upon delivery of such notice, the Originator shall be obliged to repay to the Issuer the full Purchase Price in respect thereof, less the amount of any Collections or Recoveries in respect thereof and, upon such payment:

(a) the sale and purchase of such Receivable shall, *ipso facto*, be of no effect *ab initio*;

(b) all ownership in and rights, benefits and interest relating to the relevant Receivable shall be deemed to have remained vested in the Originator at all times following the relevant Transfer Date; and

(c) neither the Issuer nor the Originator shall have any further claim against the other for anything done hereunder or arising hereout in relation to such Account or Receivable.

6.2 Damages

In the event that:

(a) any of the General Warranties are breached but notwithstanding such breach, the Originator has transferred good and marketable title and benefit to the relevant Eligible Receivables to the Issuer, free of any Encumbrance thereon, and the Issuer suffers Damages due to such breach;

(b) the Issuer elects not to avoid any sale of Eligible Receivables as described under the preceding heading and the Issuer suffers Damages due to the relevant breach by the Originator of any of the Eligibility Warranties and/or the General Warranties; or

(c) the Issuer suffers Damages due to a Servicer Default or Originator Default,

the Issuer's remedies (without derogating from its right to terminate the Servicer's appointment) shall be limited to the relevant claim for payment of such damages and the Issuer shall not be entitled to avoid or cancel the sale of any Receivables by reason only of such breach.

6.3 Resolutive Condition

The sale of each Ongoing Eligible Receivable and the transfer of all ownership, benefit and risk in such Ongoing Eligible Receivable shall be subject to the resolutive condition that, in the event that the relevant Obligor makes a Return of Products (the sale of which form the basis of such Eligible Receivable) to the

Originator in accordance with the Core Documents and accordingly does not acquire beneficial ownership thereof, the Originator shall be obliged to repay to the Issuer the full Purchase Price in respect thereof, less the amount of any Collections or Recoveries in respect thereof, on the next following Business Day and upon such payment:

(a) the sale and purchase of such Eligible Receivable shall, *ipso facto*, be of no effect *ab initio*;

(b) all ownership in and rights, benefits and interest relating to the relevant Ongoing Eligible Receivable shall be deemed to have remained vested in the Originator at all times following the relevant Transfer Date; and

(c) neither the Issuer nor the Originator shall have any further claim against the other for anything done hereunder or arising hereout in relation to such Ongoing Eligible Receivable.

7. AMENDMENT TO CORE DOCUMENTS AND CREDIT PROCEDURES MANUAL

Subject to obtaining consent as discussed below, the Originator may amend the terms and conditions of the Core Documents and the Credit Procedures Manual. Such amendments may include reducing or increasing the amount of Monthly minimum required payments or amendments to periodic Finance Charges or other charges assessed on Eligible Accounts. Any material changes to the Originator's Credit Procedures Manual in respect of the Eligible Accounts require (i) delivery of a Rating Affirmation; and (ii) the prior approval of the Issuer and the Security SPV.

SERVICING ARRANGEMENTS

The following is a summary of certain provisions of the Origination, Sale and Servicing Agreement, does not purport to be complete and is taken from, and is qualified by, such document. Words used in this section shall have the same meaning as defined in the section entitled "Terms and Conditions of the Notes" above, unless they are defined in this section or such meaning is clearly inappropriate from the context. The contents of this section shall not form part of the Terms and Conditions of the Notes and may not be utilised in interpreting the Terms and Conditions of the Notes or any of the Transaction Documents.

1. GENERAL

Edcon has been appointed by the Issuer as Servicer under the terms of the Origination, Sale and Servicing Agreement. The Servicer services and administers the Eligible Receivables and collects payments due in respect thereof in accordance with its customary and usual servicing procedures for servicing credit card receivables comparable to the Eligible Receivables and in accordance with the Core Documents and the Credit Procedures Manual. The Servicer shall at all times during the term of its appointment service the Eligible Receivables and perform all related functions in the same manner as it would if it owned the Eligible Receivables itself and at least in a similar fashion and to a similar standard as that which applies in the conduct of its own business as at the First Issue Date. The Servicer shall, when requested to describe its capacity in relation to the Eligible Receivables and such related functions, make it clear that it is acting as Servicer of the Eligible Receivables and performing such related functions on behalf of the Issuer pursuant to the terms of the Origination, Sale and Servicing Agreement and the Core Documents and will not hold itself out as having any other capacity in relation to the Eligible Receivables except to the extent specifically set forth in any such agreements or documents.

During the continuance of its appointment under the Origination, Sale and Servicing Agreement, the Servicer shall, subject to the terms and conditions of the Origination, Sale and Servicing Agreement, and any other restrictions applicable to the Issuer contained in the Transaction Documents and the Core Documents, have the full power, authority and right to do or cause to be done any and all things necessary, convenient or incidental to the exercise of its rights, powers and duties and the performance of its other duties and obligations, provided that the Servicer shall have no right or power to bind the Issuer or to incur obligations on behalf of the Issuer other than as expressly set out in the Origination, Sale and Servicing Agreement.

2. ROUTINE FUNCTIONS

The Servicer shall provide the Services as agent on behalf of the Issuer including the performance of certain routine servicing functions in respect of the Eligible Receivables, and in particular it shall:

(a) ensure that the Eligible Receivables will be separately identifiable in the System;

(b) use its best endeavours to maintain the relationship with the Obligors including keeping such up to date information that may be necessary from time to time in order to trace the Obligors;

(c) reflect transactions and balances in respect of Credit and Eligible Receivables in the System, in accordance with the Credit Procedures Manual;

(d) despatch to the Obligor no later than each Calculation Date statements indicating the amount outstanding and such other information as may be required by the Usury Act, in accordance with the Credit Procedures Manual;

(e) attend to Obligor queries in accordance with its current operation policy and the Credit Procedures Manual;

(f) ensure that the administration of the Consumer Insurance and claims in accordance with its current operation policy and the Credit Procedures Manual, request the Accredited Insurer to inform it if any Consumer Insurance lapses and of any non-payment of premiums thereon and pay over premiums to the Accredited Insurer as agent of the Obligor timeously;

(g) receive Prepayments and other unscheduled amounts in partial or full settlement of Eligible Receivables in accordance with its current operation policy and the Credit Procedures Manual;

(h) furnish the Servicer's Report to the Issuer and the Security SPV on each Transfer Date;

(i) timeously inform Obligors of changes to Finance Charges and implement the said Finance Charges changes in accordance with its current operation policy and the Credit Procedures Manual;

(j) use its best endeavours to ensure the timeous receipt or recovery (without discount, resale or deduction, save as may be permitted under the Credit Procedures Manual) of all Collections and Recoveries due by the Obligors to the Issuer in terms of the Core Documents in accordance with the Credit Procedures Manual, including:

   (i) principal and/or interest payments due by the Obligors to the Issuer;

   (ii) all insurance claims payable by the Accredited Issuer under the Consumer Insurance; and

   (iii) all legal costs or other expenses and disbursements which may be payable by the Obligors to the Issuer (where incurred by the Issuer);

(k) ensure compliance with all Applicable Laws applicable to the transactions contemplated in terms of the Origination, Sale and Servicing Agreement from time to time;

(l) use its best endeavours to monitor the validity, enforceability and currency of all Core Documents and inform the Issuer and the Security SPV timeously of any adverse developments or potentially adverse developments, whether in law or otherwise, that may have a bearing on any of the Eligible Receivables;

(m) prepare and submit all applications, requests and filings that may be necessary or desirable for any approval, authorisation, consent or licence in connection with the Services, and perform the Services in such a way as to not prejudice the continuation of any such approval, authorisation, consent or licence or any approval, authorisation, consent or licence necessary or desirable in order to perform these Services;

(n) promptly notify the Issuer and the Security SPV in writing of any matter or thing which becomes known to it and which is or could constitute a breach of any of the warranties provided by it to the Issuer, a breach of any term of any document to which the Issuer is a party, or an Event of Default or Potential Event of Default; and

(o) generally perform all such other Services as may be necessary to ensure the efficient and effective management of the Eligible Receivables.

3. DELINQUENCIES AND ARREARS

The Servicer shall, in respect of defaulting Obligors and arrears relating to the Eligible Receivables:

(a) use its best endeavours to follow up and resolve any arrears within the time periods and in accordance with the instructions of the Issuer and in accordance with the Credit Procedures Manual;

(b) ensure the adherence to the arrears procedure contained in the Credit Procedures Manual in relation to the collection of Eligible Receivables from defaulting Obligors;

(c) reschedule repayments where appropriate in accordance with the rescheduling procedure contained in the Credit Procedures Manual;

(d) in the event of an Obligor failing to remedy an event of default and/or other breach in terms of any Core Documents in terms of such arrears procedure, the Servicer shall take all such steps as set out in the recovery procedure contained in the Credit Procedures Manual to recover any monies owing by the Obligor to the Issuer in terms of the Eligible Receivables. To the extent that the Servicer institutes any action or proceedings as agent on behalf of the Issuer, the Servicer will ensure, subject to any appropriate cession for collection purposes of the relevant Eligible Receivable, that the application to court is drawn in the name of the Servicer or its nominated collections agent; and

(e) take all steps necessary and economically feasible to ensure the bringing or defending of legal actions, negotiating, compromising, abandoning or settling any claim relating to an Eligible Receivable, provided that no claim shall be finally compromised, abandoned or settled other than in accordance with the delinquencies procedures contained in the Credit Procedures Manual.

4. SERVICING COMPENSATION

The Servicer is not entitled to a remuneration or indemnity in respect of the performance of its duties under the Origination, Sale and Servicing Agreement. The Servicer shall bear all costs, expenses and charges incurred, whether for the benefit or on behalf of the Issuer or otherwise in the performance of the services in accordance with the terms of the Origination, Sale and Servicing Agreement.

5. TERMINATION OF APPOINTMENT OF SERVICER

The Servicer may terminate its appointment upon 15 Months prior written notice to the Issuer and the Security SPV, provided that the Servicer shall not be released from such obligations until the Security SPV has certified that the Back-Up Servicer Plan has been implemented in all material respects or to its satisfaction in the circumstances.

Upon the occurrence of a Servicer Default (including an unremedied breach by the Servicer of the Origination, Sale and Servicing Agreement or the Servicer being Liquidated) the Issuer may (or if required by the Security SPV shall) terminate the appointment of the Servicer under the Origination, Sale and Servicing Agreement by serving notice in writing to that effect on the Servicer.

In order to ensure that the Back-Up Servicer will be able to step in at any time as Back-Up Servicer, the Servicer is obliged to deliver to the Back-Up Servicer in at least quarterly intervals during the currency of the Origination, Sale and Servicing Agreement, the information in relation to the Eligible Receivables set out in Part 2 of Schedule 2 to the Origination, Sale and Servicing Agreement;

Upon termination as aforesaid:

(a) the Issuer may, at its option, require the assignment to it by the Servicer of all lease agreements relating to premises (save for the premises occupied by the Servicer at Edgardale, Crown Mines, Johannesburg), at which the Services were hitherto provided and the Servicer shall use its best endeavours to obtain the consent of any party to such leases, if required, for such assignment;

(b) the Issuer may, at its option, require the Servicer to pay to it a penalty of ZAR30,000,000, which may be applied by the Issuer towards payment of the Back-Up Servicer Fees and Expenses. The Servicer has ceded and pledged, in terms of the Edcon Security Cession, the amount of ZAR30,000,000 deposited by it in the Back-Up Servicer Account to the Issuer as security for its obligations under the Origination, Sale and Servicing Agreement;

(c) the Servicer is obliged for a period of four months from the date of termination of its appointment as Servicer to assist in training the Back-Up Servicer's staff;

(d) to the extent that the System cannot or has not yet been replicated by the Back-Up Servicer, for any reason whatsoever, the Servicer shall, until the termination of the Securitisation Transaction if necessary, and at its own cost:

    (i) provide daily updates of Data in respect of Eligible Accounts to the Back-Up Servicer or its nominated collection agent;

    (ii) continue to process and mail statements to Obligors (including Eligible Obligors), on a timely basis, in accordance with the Credit Procedures Manual; and

    (iii) to the extent that the Issuer cannot or has not yet secured the services of the key personnel specified in the Back-Up Servicer Plan for any reason whatsoever, the Servicer shall, until termination of the Securitisation Transaction if necessary, and at its own cost, second the key personnel (specified in the Back-Up Servicer Plan) to the Issuer.

6. BACK-UP SERVICER PLAN

Based on the credit rating of the Servicer (as referred to in the section entitled "*Description of the Originator*" below) it is regarded as unlikely that an insolvency of the Servicer would occur and thereby necessitate the implementation of the Back-Up Servicer Plan. Further, the fact that the Servicer's infrastructure and advanced systems are so well established means that it is unlikely that any Back-Up Servicer, using its own systems and infrastructure, would possess the core competency to be able to manage and collect the Eligible Receivables more efficiently and effectively than the Servicer. This means that the likelihood of the Back-Up Servicer Plan being invoked in the absence of a complete corporate failure by the Servicer is regarded as being remote.

The objective of the Back-Up Servicer Plan is to allow for a mechanism ensuring that amounts due to the Issuer in relation to the Eligible Receivables will be collected timeously, regardless of the Servicer's financial status or ability to perform the functions required of it.

Due to the size of the Asset Pool and the number of Eligible Accounts to be managed, it is inefficient to establish the systems capacity in order to take over from the Servicer's systems on a standby basis. The Back-Up Servicer Plan as more specifically detailed in the Origination, Sale and Servicing Agreement therefore relies on the use of a significant portion of the existing infrastructure as well as the services of a number of the Servicer's key outsource providers.

There are a number of key functions (the "**Key Functions**") which need to be adequately catered for to ensure satisfactory collection of the Eligible Receivables in the event that the Servicer's appointment is terminated.

RMB will be appointed as the Administrator of the Issuer in terms of the Securitisation Transaction.

In addition to the above RMB will, as Back-Up Servicer, co-ordinate the actions approved or decided upon by the Issuer in terms of the Back-Up Servicer Plan. This action may encompass the conversion to the pre-determined Back-Up Servicer Plan, or another arrangement acceptable to the Security SPV and which will be notified in writing to the Rating Agency.

The Back-Up Servicer's obligation is to employ its reasonable endeavours to co-ordinate the implementation of the Back-Up Servicer Plan. The Back-Up Servicer shall act solely as an agent of the Issuer, subject to the directions of the Security SPV, and shall not be liable (save to the extent so undertaken in the form of any separate written agreement with the Issuer and the Security SPV following the implementation of the Back-Up Servicer Plan) to perform or guarantee the performance of any of the Key Functions or other services required pursuant to the Back-Up Servicer Plan. The Back-Up Servicer shall not be liable to perform any of its services or functions at its own cost, expense or liability and any determination made by the Back-Up Servicer as to the feasibility of any action contemplated under or pursuant to the Back-Up Servicer Plan shall be final and binding on the Issuer, the Security SPV and the Servicer.

The restrictions imposed on the Issuer's Business prevent the Issuer from engaging employees, having premises and undertaking many of the other contractual obligations which may be required for the implementation of the Back-Up Servicer Plan. It is intended that, subject to the signature of suitable written agreements by the Back-Up Servicer (subject to its sole discretion but signed only with the prior written consent of the Security SPV in each case), the Back-Up Servicer shall undertake such contractual obligations as a principal. In accordance with the Origination, Sale and Servicing Agreement, the Issuer has indemnified the Back-Up Servicer against all Back-Up Servicer Fees and Expenses incurred by it by reason of it undertaking such contractual obligations. As appropriate and subject to the prior written consent of the Security SPV, the Issuer and the Back-Up Servicer shall conclude separate contractual arrangements for the provision by the Back-Up Servicer and its agents and contractors of the services to the Issuer required in accordance with the Back-Up Servicer Plan. The Issuer, the Security SPV and the Back-Up Servicer shall have no obligation to conclude any of the contractual arrangements described herein, but shall have an obligation to negotiate in good faith towards the conclusion of such contractual arrangements.

The Issuer indemnifies the Back-Up Servicer against any Back-Up Servicer Fees and Expenses which the Back-Up Servicer may incur or which may be claimed against the Back-Up Servicer as a result of or in connection with its appointment as Back-Up Servicer, the exercise of its powers and duties pursuant to the Back-Up Servicer Plan, except such as may result from its own default, negligence or bad faith or that of its officers, directors, employees or agents or the breach by any of them of their obligations hereunder.

Due to the extensive involvement which external service providers currently have in the systems and hardware used by the Servicer and the maintenance thereof, it is expected that most of the work to take place pursuant to the Back-Up Servicer Plan will continue to be carried out using these external service providers. The Back-Up Servicer has held initial discussions with certain of these entities in this regard and they have been provided with a draft copy of the Back-Up Servicer Plan and have indicated their willingness in principle to provide equivalent services, if required, to the Issuer. The Back-Up Servicer shall be entitled only to engage Eligible Back-Up Service Providers to provide services to the Issuer.

"Eligible Back-Up Service Provider" means an entity which, at the time of its appointment as a service provider to the Back-Up Servicer, for the benefit of the Issuer, (a) is servicing a portfolio of consumer revolving credit card accounts or other consumer revolving credit accounts, (b) has the capacity to service the Accounts in accordance with Applicable Law, (c) is qualified (or licensed) to use the software that the Servicer is then currently using to service the Accounts or obtains the right to use, or has its own software which is adequate to perform such services and (d) has, in the opinion of the Rating Agency, demonstrated the ability to service, professionally and competently, a portfolio of similar accounts in accordance with customary standards of skill and care.

The Back-Up Servicer's role is therefore expected to involve the following steps:

Step 1: Decision to invoke Back-Up Servicer Plan

As described above, the Security SPV will be responsible for terminating the Servicer's role and instructing the Back-Up Servicer as to whether the Back-Up Servicer Plan should be invoked as well as what elements of the Back-Up Servicer Plan should be implemented.

Step 2: Communication with service providers

The extent of this communication and direct interaction between the Back-Up Servicer and the other service providers involved will depend primarily on the Servicer's situation at the time. The more functions the Servicer is able to perform at the time, the less need there will be to use the back-up arrangements.

The Back-Up Servicer will arrange meetings with each Eligible Back-Up Service Provider and outsource service providers and inform them of the impact of the Back-Up Servicer Plan on the services that they are obliged to deliver in terms of their contractual obligations under the contracts entered into between them and the Servicer. After reaching agreement, any changes in the level, nature or location of their services will be implemented accordingly.

The Servicer and the Key Personnel will (as described below) be involved to an appropriate extent at this stage.

Step 3: Action under the Back-Up Servicer Plan

Co-ordination:

The Back-Up Servicer will be the main point of contact for any administrative issues or problems encountered by the various Eligible Back-Up Service Providers and outsource service providers under the Back-Up Servicer Plan.

Hardware and Systems Software:

This will be made available by the various Eligible Back-Up Service Providers and/or outsource service providers. Following an Originator Default and/or Servicer Default, Edcon, under the terms of the Origination, Sale and Servicing Agreement, is obliged subject to any requisite licensor's consent, to provide access to personnel, hardware and software, including the use of certain licence agreements as well as Data encompassing updates to customer records and transaction details.

In the unlikely event that the co-operation of Edcon cannot be secured at the time or that it is impractical to continue to use Edcon's systems, the Data provided by Edcon will enable a third party service provider to conduct the collection activity on any suitable generic accounts receivable system. This activity currently takes place between Edcon and the various collection agents which it uses.

In addition, RMB has access to the systems infrastructure of FirstRand Bank, which encompasses the FNB credit card operations ("**FNB Card**"). FNB Card also uses the Vision credit management software and, despite certain customised features, the system is compatible with the version of Vision used by Edcon. A number of receivables pools have been sold between FNB and Edcon in the past, involving the conversion of the Receivables Data between the two systems.

Credit Management and Collections:

The day to day management and collection of the Eligible Receivables will be conducted by a team of key personnel (the "**Key Personnel**") who, if necessary (depending upon the Servicer's status at the time), may be directly contracted to the Issuer. In turn, the Key Personnel will make use of the services of external Eligible Back-Up Service Providers and outsource service providers in respect of systems hardware and software as well as collection agents in respect of collections activity.

Payment Mechanisms:

In the unlikely event that a portion or the whole of Edcon's store network is closed down, the Back-Up Servicer will endeavour to contract with other parties (such as supermarket chains, bank branches and post offices) to allow customers to make payments of amounts owing to the Issuer. Some of these mechanisms are currently being used by the Servicer's external collection agents.

Costs:

The Back-Up Servicer Account, which will be pre-funded with a balance of ZAR30,000,000, will be available to cover, or contribute towards, the costs of the transition to the Back-Up Servicer Plan. To the extent that the excess spread available within the Issuer is insufficient to meet the ongoing costs of the Back-Up Servicer and Expenses, the interest on the Subordinated Loan and ultimately the principal on the Subordinated Loan will be available to meet any shortfall.

SECURITY ARRANGEMENTS

The following is a summary of certain provisions of the Guarantee, Counter-Indemnity and the Security Agreements does not purport to be complete and is taken from, and is qualified by, such documents. Words used in this section shall have the same meanings as defined in the section entitled "Terms and Conditions of the Notes" above, unless they are defined in this section or such meaning is clearly inappropriate from the context. The contents of this section shall not form part of the Terms and Conditions of the Notes and may not be utilised in interpreting the Terms and Conditions of the Notes or any of the Transaction Documents.

1. GUARANTEE

The Security SPV has been established for the purposes of holding and realising the Asset Pool for the benefit of the Transaction Creditors, subject to the Priority of Payments.

Pursuant to the Guarantee, the Security SPV, as a primary obligation and not only as a co-principal debtor, will irrevocably and, subject to the condition that an Enforcement Notice shall have been delivered, guarantee in favour of each Transaction Creditor the fulfilment of all the payment obligations of the Issuer to such Transaction Creditors from whatsoever cause arising under or pursuant to the Transaction Documents, whether existing, future or contingent.

The Guarantee constitutes a stipulation in favour of the Noteholders and shall be deemed to have been accepted by each Noteholder upon their subscription for or purchase of the Notes, as the case may be. The executed original of the Guarantee shall be held by the Administrator on behalf of all Transaction Creditors.

Notwithstanding anything to the contrary contained in any of the Transaction Documents, the Security SPV will have no liability (whether to the Transaction Creditors, the Issuer, the Administrator or any other person) other than to the extent to which the liability is able to be satisfied out of money received by the Security SPV from the Issuer or recovered by the Security SPV from the Issuer under the Counter-Indemnity or the Security Agreements and which the Security SPV is entitled to apply to satisfy that liability. This limitation will not apply to a liability to the extent the liability is not satisfied due to a Security SPV Default.

The Security SPV shall, out of the amounts received pursuant to the Counter-Indemnity or realised by it pursuant to the Security Agreements, pay the Transaction Creditors, *mutatis mutandis*, in accordance with the Pre-Enforcement Priority of Payments, by the same methods, *mutatis mutandis*, as the Issuer would, in the ordinary course, have paid each Transaction Creditor.

2. COUNTER-INDEMNITY

The Issuer will issue a Counter-Indemnity to the Security SPV indemnifying and holding the Security SPV harmless against any claim, loss, liability, costs and expenses of whatsoever nature, which it may suffer or incur by reason of or in consequence of having executed and furnished or hereafter so doing the Guarantee, irrespective of the validity and legal effect of the Guarantee. Notwithstanding any other provision of any Guarantee issued by the Security SPV to any of the Transaction Creditors, the Issuer's liability under the Counter-Indemnity shall be unlimited. The Issuer's obligation to make payment in terms of the Counter-Indemnity shall arise upon the delivery of an Enforcement Notice. The Issuer shall be liable to make payment in terms of the Counter-Indemnity upon the delivery of an Enforcement Notice and shall not be entitled to refuse to make payment under the Counter-Indemnity to the Security SPV by reason of the fact that the Security SPV has not paid the claims of the Transaction Creditors under the Guarantee nor shall the Issuer be entitled to refuse to make payment by reason of the fact that the liability of the Security SPV in respect of any such Guarantee is limited in the manner set out in the Guarantee.

3. ISSUER COLLATERAL

In accordance with the Issuer Security Cession the Issuer agrees to cede and pledge the Asset Pool to the Security SPV in security for the obligations of the Issuer to the Security SPV, including the obligations of the Issuer to the Security SPV under the Counter-Indemnity.

4. **INDEPENDENT DIRECTOR**

The articles of association of the Issuer:

(a) provide that the board of the Issuer shall be composed of three Directors;

(b) permit the Issuer Owner Trust (as the shareholder of the Issuer) to appoint two Directors to the board of the Issuer; and

(c) permit the Security SPV to appoint the Independent Director. Certain actions by the Issuer require the approval of the Independent Director in order to be valid and effective.

5. **OWNERSHIP OF THE ISSUER**

The issued share capital of the Issuer is held by the Issuer Owner Trust but is ceded and pledged by the Issuer Owner Trustees to the Security SPV in security for the obligations of the Issuer Owner Trustees to the Security SPV under the Suretyship.

DESCRIPTION OF THE ORIGINATOR

Words used in this section shall have the same meanings as defined in the section entitled "Terms and Conditions of the Notes" above, unless they are defined in this section or such meaning is clearly inappropriate from the context. The contents of this section shall not form part of the Terms and Conditions of the Notes and may not be utilised in interpreting the Terms and Conditions of the Notes or any of the Transaction Documents.

1. HISTORY AND DESCRIPTION

Edgars Consolidated Stores Limited ("**Edcon**" or the "**Company**") is one of the leading retailers in South Africa. The Company is primarily engaged in the retailing of a range of clothing, footwear, textiles, books, stationery, homewares and accessories ("**CFTA**").

Edcon first traded through the establishment of a single store in Johannesburg in 1929 and was first listed as a public company in 1946. From 1982 until June 1999, Edcon was a subsidiary of The South African Breweries Limited (now SABMiller plc) ("**SAB**") which owned 65% of the Company. In 1999, SAB unbundled all but 19.5% of its stake in the Company ahead of the incorporation of SAB plc and its subsequent London listing.

Edcon is incorporated in South Africa as a public company (registration number 1946/022751/06). Its registered office is at Edgardale, Press Avenue, Crown Mines, Johannesburg 2092, South Africa.

2. STATUS

Edcon is a public company listed on the JSE Securities Exchange South Africa ("**JSE**").

3. GROUP STRUCTURE

Edcon operates under its major brand names in the following divisional structure:



Corporate Entity
Edgars Consolidated Stores Limited
Chain/ Division
Department Stores
Discount
Edgars* Zimbabwe
Group Services
Manufacturing Division
Brand
Edgars and Red Square
ABC
CNA
Boardmans
Jet
Sales House
Cuthberts
Legit
Super-market

*Note that due to political uncertainty and an inability to repatriate dividends from Zimbabwe, Edcon's Board resolved in September 2001 to deconsolidate the results of the Edgars Zimbabwe operation and write the investment down to R1.00.

4. RETAIL OPERATING ACTIVITIES

Edcon's operations are run under two main operating divisions: Department Store and Discount.

4.1 Department Store

The department store division operates under the following main brand names:

Edgars is a national chain of department stores that serves middle to upper-income families of southern Africa. It sells a range of clothing, footwear, textiles, accessories and small home furnishings.

CNA targets a similar customer segment and focuses on books, newspapers, magazines and stationery.

ABC is a shoe retailer serving the same segment of the market.

Boardmans serves the upper-income market in kitchen and homewares.

Red Square sells prestige cosmetics to the Edgars target market.

4.2 **Discount**

The discount division, targeting the middle to lower-income segments of the South African market, includes the Sales House, Jet, Legit, SuperMart and Cuthberts brands. Sales House and Jet deal in clothing, footwear, textiles and accessories. Legit specialises in discount ladies' wear. Cuthberts is a shoe store targeting primarily the middle income family.

SuperMart is a general merchandise discounter selling kitchenware, music, hardware, apparel and stationery.

5. OTHER BUSINESS ACTIVITIES

Edcon provides credit to its customers by way of offering them revolving credit payment plans whereby customers may pay for purchases over a period of time. Credit is made available through StoreCard accounts and the cards work in a similar manner to traditional bank credit cards. On-behalf-of shopping is permitted across all chains other than in SuperMart which is a cash only operation. This allows for the use of any particular chain's StoreCard at any other Edcon chain.

Edcon's credit products are described in more detail in the section entitled "*Originator's Credit Operations*" below.

6. REGULATORY ENVIRONMENT

Edcon's credit transactions are governed by the Credit Agreements Act and interest is charged in terms of the Usury Act.

7. EDCON'S CREDIT QUALITY

Pursuant to the Moody's Investor Services Limited ("**Moody's**") assigned ratings in respect of the Initial Notes offered under the Securitisation Transaction, the Moody's corporate ratings analysts performed a credit rating of Edcon as a corporate entity. Resulting from this, Moody's has assigned long-term senior unsecured and senior implied local currency and National Scale issuer ratings of Ba1and A3.za, respectively, to Edcon.

Moody's National Scale Ratings are not globally comparable, but address credit risk among debt issues and issuers within a country, enabling market participants to better differentiate relative risks. National Scale Ratings employ the same set of upper and lower-case letters from Aaa to C that Moody's already uses, but include a modifier to signify the relevant country, e.g. 'A3.za' for South Africa.

The Bal/A3.za ratings are based on the Originator's status as a leading player in the South African clothing, footwear, textiles and accessories ("**CFTA**") retail market with nation-wide coverage and a record of operational improvement after a period during which corporate objectives were thoroughly redefined to reposition the company in relation to its rapidly evolving marketplace. A review of these ratings took place in late 2003 and Moody's updated its outlook for Edcon from stable to positive.

ORIGINATOR'S CREDIT OPERATIONS

Words used in this section shall have the same meanings as defined in the section entitled "Terms and Conditions of the Notes" above, unless they are defined in this section or such meaning is clearly inappropriate from the context. The contents of this section shall not form part of the Terms and Conditions of the Notes and may not be utilised in interpreting the Terms and Conditions of the Notes or any of the Transaction Documents.

1. HISTORY

Edcon have been providing credit to customers for over 60 years and was the first South African retailer to offer the "*6 months to pay interest free*" credit option in South Africa, a product now being offered by most large clothing retailers.

Prior to 1991, credit granting and management took place at store level. In 1991, the entire credit function was centralised, but managed within each of the Edgars and United retail chains, with different credit granting (underwriting) and account management criteria being applied in each. In November 1998, these individual Credit Divisions were merged into a single Group Credit Division.

In February 1999, Edcon introduced specialised credit management software ("**Vision Plus**"). At the same time the Company took a decision to reduce the number of regional credit offices ("**RCOs**") from twelve to three, thereby further centralising the credit management process.

Using historical data from the previous 18 months, new application scorecards, developed in conjunction with Fair, Isaac and Company ("**Fair Isaac**"), were introduced in November 1999. Also in 1999, Edcon introduced the use of the Information Trust Corporation ("**ITC**") and Experian bureau scores in addition to their internally developed scorecards, in a combined application scoring matrix.

In April 2000, Edcon introduced TRIAD risk management software for behavioural scoring, credit limit management, authorisations and delinquent collection strategies. Credit strategies are developed in conjunction with PIC Solutions, credit management consultants, and are subject to frequent reviews.

2. CREDIT MANAGEMENT

Edcon currently has two people dedicated exclusively to the centralised Credit Risk Management function. Credit management is supplemented by additional input into risk practices from the operational areas and through the use of external consultants to ensure consistent benchmarking against and therefore compliance with best practice at all times.

The Edcon risk management team has significant experience in the management of consumer credit risk. The Group Credit Division falls under the control of the Group Financial Services Executive, who reports directly to the Chief Executive Group Services. This group has weekly meetings regarding all risk related issues.

The Credit Policy Review Committee, which includes representatives from the Credit Risk Management team, the Management Board and the chief executives of the Speciality and Discount chains, meets monthly to review the status of the debtors' book, credit marketing plans and any changes to credit policy for risk related enhancements.

The risk management team all participate in Edcon's share incentive scheme, as well as in the Edcon Group Incentive Scheme, which is based on performance in excess of budgeted requirements, and are therefore provided with incentives to perform in the best interests of the Company.

3. CREDIT SYSTEMS

Edcon has invested intensively in information technology over the past few years, focusing on the credit systems required for the optimum management of credit risk. Edcon has a policy of choosing systems that have been scientifically developed and that have proven technologies to improve the quality of the receivables.

The credit risk management is extremely reliant on the credit management software, such as Vision Plus Account Management and TRIAD, a risk management overlay to the Vision Plus system. Maintenance and development of the Vision Plus system is outsourced to Accenture South Africa and TRIAD is supported by Fair Isaac, for technical

support, and PIC Solutions, for strategy consulting purposes. Optical Character Recognition ("**OCR**") (for application processing), power diallers in the regional credit offices ("**RCOs**") (for collections), Business Objects (for database queries) and Online Optical (for statement viewing) are some of the other systems used in the credit processes. The Company's mainframe is outsourced to Comparex Africa and the software is supported by Accenture South Africa.

Edcon has a comprehensive disaster recovery plan ("**DRP**") in place. There is currently off-site storage of data. A back-up site or an alternative service provider can be made available if necessary. Procedures to be followed in the event of a disaster have been documented in detail.

4. CREDIT PRODUCTS OFFERED

Edcon offers revolving credit to select customers meeting the qualifying criteria under two payment options: "*interest free*" or "*interest bearing*".

In terms of the interest-free account option, the customer charges the equivalent cash cost of the goods acquired to his/her Edcon StoreCard and is entitled to repay the balance on his/her account over a 6-month period without incurring any interest charges thereon. In the event that the customer's account falls into arrears status, the customer will be charged late payment charges ("**LPC**") on the full outstanding balance in accordance with the maximum permissible interest rate allowed in terms of the Usury Act, from time to time.

In terms of the interest bearing account option, the customer charges the equivalent cash cost of the goods acquired to his/her Edcon StoreCard and is entitled to repay the balance on his/her account over a range of extended periods of 10-20 months but generally 12 months, depending on the specific account type. The balance attracts finance charges at the maximum permissible interest rate allowed in terms of the Usury Act, from time to time.

There is no credit differentiated pricing of goods. All sales are made at the same price, whether purchased with cash or on credit. In addition, there is no credit differentiated pricing of credit provided to customers, as customer accounts all attract finance charges at the same rate, being the maximum permissible rate allowed in terms of the Usury Act, regardless of their relative credit risk.

5. CREDIT PROCEDURES

The eligibility criteria in respect of the Initial Eligible Accounts include a requirement that the Account was opened prior to 22 November 1999. Subsequent Eligible Accounts must have been in existence for a weighted average period of at least 12 months. All accounts to be included as Eligible Accounts therefore have to be seasoned. Account seasoning is a process by which a finite portfolio of accounts matures over time. Non-performing accounts are removed from the portfolio through the Charge Off process, resulting, over time, in a more stable and better performing pool of accounts.

As the Accounts have been seasoned, the performance of those Accounts provides a better assessment of the quality of the Asset Pool than relying on the processes that were in place at the time of the creation of those Accounts. This is because most of the initial Charge Offs, that may have arisen through potentially poor credit granting criteria, have been eliminated and written off.

Due to the credit performance history available in respect of the Eligible Accounts, the credit systems that were in place at the time of the creation of these Accounts have not been described in this Programme Memorandum. Instead, Edcon's current credit granting and management processes are described. Subsequent Eligible Accounts would have been created in terms of the processes described below. The continued management of all Eligible Accounts will be in terms of the credit management procedures outlined below.

6. CREDIT SCORES

Credit scoring is a method of determining the likelihood that customers will meet their account payments. A credit score attempts to summarise the risk profile of borrowers based on their credit history.

Fair Isaac, who assisted Edcon in formulating their credit scoring models, is an international firm operating in 60 countries. The firm has developed analytical modelling techniques to assist companies in evaluating credit risk. Approximately 65% of the world's credit cards are managed using Fair Isaac systems.

Credit scores are calculated using statistical scoring models and mathematical tables ("**scorecards**") that assign points for different pieces of information which are identified as predictive of future credit performance. Scorecards

are developed assuming that the relationships observed between past applicant characteristics and subsequent payment performance will hold true on future applicants. It is therefore necessary that scorecards are reviewed on a periodic basis and re-aligned due to factors such as population shift, changes in macro-economic conditions and so forth.

Edcon's scorecards evaluate the predictive power for each of 54 characteristics relating to the credit applicant, such as:

(a) past credit experience;

(b) stability factors such as time at current job and number of dependents,

(c) ability to repay based on current income, and

(d) other volunteered credit references such as bank account details.

Credit scoring is used as part of the application process (together with credit bureau scores, as described below), behavioural scoring and payment projection scoring as part of the collections process (mainly in the development of collection strategies and decisions as to whether collections activities should be accelerated or decelerated in respect of certain categories of accounts). The scores therefore assist in decisions for granting of credit in respect of new accounts opened, increasing credit limits, authorisation of sales at point of sales devices and credit management of existing accounts.

Constant improvements to scorecards are conducted using a champion/challenger testing approach whereby frequent reviews are conducted to assess the performance of a 5% sample of the Receivables population, to which the revised policies are applied, against the previous 'champion' policies. Economic drivers such as interest rates and inflation forecasts are taken into consideration in setting challenger strategies. This could result in a realignment of scorecards and credit management strategies accordingly.

In developing the scorecards, a pool of Accounts opened over a particular 6-month period is analysed over a 12 – 18 month subsequent performance period and then stratified according to certain definitions. Definitions are used to stratify the accounts between "*Good*", "*Indeterminate*" and "*Bad*". The predictive elements resulting in the particular Account meeting the relevant definitions are then identified and ascribed a weighting based on how predictive they are. On this basis, future credit granting policies are determined.

In addition to the application scores used, when making credit granting decisions, and the behavioural scores, used in credit limit management and early age arrears collections (CD2 and CD3 (as defined below)), Edcon uses payment projection scores to determine the relative risk of delinquent accounts in the CD4 and greater arrears categories.

Once an application or behavioural score is calculated, it can be ascribed certain odds based on historical performance information gathered when developing the scorecards. "*Odds*" represent the number of Accounts that will remain "*Good*" for each Account that will become "*Bad*", in terms of the definitions ascribed in the scorecard development process. In addition, payment projection scorecards were developed which project expected recovery rates on accounts in CD4 or greater. These scores represent the likelihood of recovering the outstanding balance on accounts. The objective is then to take action in order to achieve better payment and collection rates than those projected by the payment projection scores.

7. CREDIT BUREAU SCORES

Edcon subscribes to the South African credit bureaux databases. Contained in the credit bureaux databases is a payment behaviour synopsis for each listed credit user for the preceding 24 months. Applicants for credit will receive different treatment based on their bureau score, as received from either the Trans Vision ITC or Experian credit bureau.

As an example of the challenger/champion approach, Edcon is currently using a "*joint* odds" matrix to manage the book. This challenger has been approved as beneficial after a test over a 12-month period.

8. PROFITABILITY MODEL

In order to set the most appropriate cut-off scores for the automatic system-generated accept or decline decision, Edcon utilises a profitability matrix. The matrix is based on an analysis of the profitability of each application, based on all known costs and revenues, for the 12 months following the application acceptance. This approach attempts to maximise the "*bottom-line*" impact of the application and hence the credit granting process.

The final decision matrix utilises the application scorecard, the credit bureau score and the profitability of each cell in the matrix to set an automatic accept or decline decision on the application and related credit limit for an applicant as follows:



CREDIT BUREAU SCORE
low
high
low
zero score
APPLICATION SCORE
high
REJECT
ACCEPT
All applicants are automatically rejected for credit
Applicants with no credit history at the credit bureau (zero bureau score) are measured on their application score and other criteria
Different payment plans are offered based on the risk and profitability of the cell
All applicants are automatically accepted and higher initial limits are offered
All applicants are automatically accepted, subject to confirmation

9. GRANTING OF CREDIT

*The credit granting process described below applies to the Originator's **current** credit granting activities. These are continually being revised based on various performance factors, economic trends and in keeping with international best practice.*

Edcon's underwriting is centralised in three RCOs situated in Johannesburg, Cape Town and Durban. The total staff complement (including permanent and temporary staff) for all three RCOs is approximately 1,600 staff members.

Pre-conditions to opening an Account are that an applicant must not have an existing account with Edcon; the applicant must be at least 18 years of age; the applicant must either be employed, a pensioner or a student (subject to special conditions); and the applicant must produce a valid identity document. Manual overrides to the Edcon policy are allowed in exceptional circumstances, subject to specific approval from senior management in the Credit Risk team for overrides greater than prescribed amounts.

The majority of applications are lodged at store level. In the stores, canvassers may assist customers with form completion and physical ID checking. The completed form is faxed to one of three RCOs for manual application capture via OCR (optical character recognition).

The RCO receives the OCR application, which is scrutinised for completeness. Incomplete forms are returned to the store, where canvassers will obtain the missing information and re-fax the form back to the RCO if required. Once all relevant information is acquired, the completed form is ready for capturing into the Credit Decision Management ("**CDM**") module of Vision Plus.

After capturing into the CDM, a new business clerk will process the entire application until a final decision is obtained. During data capture, online validation is used to improve the accuracy of the data input. The system automatically performs the following functions:

(a) confirms the minimum age and income criteria are met;

(b) confirms that the applicant does not have an existing account with Edcon;

(c) performs a bureau check and extracts a bureau score;

(d) validates the data on the application form using a data validation system;

(e) runs the application data through the TRIAD application scoring system; and

(f) assigns an automatically generated initial credit limit.

The RCO operator will confirm some of the information on the application form telephonically. Edcon has a policy of confirming at least two telephone numbers for high risk customer segments, where one of the two numbers has to be a landline. Cybertrade, an electronic telephone number provider, is used together with manual calls to confirm employment and home telephone number as well as in tracing delinquent customers. Fraud databases, such as I2 Base and South African Fraud Prevention Service ("**SAFPS**") are accessed for further credit vetting procedures.

10. CREDIT LIMITS

All successful new Account applications will automatically have an initial credit limit assigned to them by the Vision Plus system, after being scored on the profitability matrix.

The TRIAD system automatically performs a review of a customer's credit limit every month after an initial 6-month period since the last credit limit increase on the account. The TRIAD system uses the original scorecard and performs further behavioural scoring based on the performance of the account. System-generated increases are limited to a credit limit ceiling of R18 000 per account.

Should a special increase be requested by the customer, the credit limit may be increased manually subject to certain criteria being met:

(a) the Account may not be in arrears;

(b) the last three instalments must have been paid in full;

(c) the Account must have been open and active for at least six months;

(d) the Account must never have been contractually aged by more than three months within the last 12 months;

(e) at least three months must have passed since the customer's last credit limit increase;

(f) the behavioural score must be over a certain amount; and

(g) any manual increase may not cause the new credit limit to be greater than R21 000, without senior credit management approval.

Where an Account is in CD3 or greater and the customer's behavioural score indicates a high risk, the credit limit is immediately reduced to equal the balance on the account. The TRIAD Authorisations system calculates, on a daily basis, whether or not a customer may purchase for more than the Credit available on their statement.

Edcon makes use of decision trees, such as the one depicted below, for the purposes of credit limit management. The decision tree below is only an illustrative example of how Credit Limits are increased or decreased and does not represent Edcon's exact policy. Decision trees are used to identify if a customer is to be allotted an increase or not ("*N/A*" below indicates where an increase is not allowed). The extent of the credit limit increase is dependent on the current credit limit, the percentage of the limit which is utilised and the behavioural score of the customer.


CURRENT / DELINQUENT
MONTHS ON BOOKS
CREDIT LIMIT
PERCENT UTILISED
BEHAVIOUR SCORE
ACTION
N/A Fixed N/A N/A +25% +30% +35% N/A +30% +35% +40% N/A

11. **BILLING AND PAYMENTS**

Account Statements are run over a period of four days from the 8th to the 11th day of each Month.

The majority of Edcon customers pay their Accounts in store. The customer may also pay via cheque, debit order, postal order, using an automatic teller machine ("**ATM**") or over the Internet. Payments are recorded on the Vision Plus system, which updates the Customer's Account on a real time basis.

12. **AGEING**

The ageing process takes place during the billing (statement) run and an ageing calculation is automatically applied to all Accounts within the system. In September 2000, a matrix was developed whereby Accounts are classified according to two measures: the customer's contractual obligation (measured in cycles due or contractual ("**CD**")) for amounts due in terms of the repayment terms of the account; and the recency of the last payment, which is the reference to the time elapsed since the last qualifying payment for the Account was received. A "**Qualifying Payment**" means a payment which constitutes at least 75% of the amount due by the customer.

If, for example, an Account is categorised as CD2, it means that the customer has missed one contractual instalment on his/her Account. Similarly, if a customer is classified as CD3, he/she has missed two instalments and so on.

Account balances are placed in age categories or buckets within a matrix (as pictured below) for certain credit management functions. Edcon uses this matrix to determine the method of collection required on the account, if any, and to identify Accounts to be written off (charged off). Note that ageing takes place purely on the basis of the contractual delinquency measure as represented by the CD indicator and that the entire account balance and not only the missed instalment portion ages. The recency measure and the matrix indicated below is only used in determining whether a particular account should be charged off (handed over to collection agents). The rationale being that an account holder which is in CD8, but has made their last two payments is of a different risk profile to an account holder who is also in CD8, but has missed all eight of the last payments due. In this way the Company does not incur unnecessary collection agent costs by handing over account holders which are currently paying.



Contractual (Cycle Due "CD")
Prepaid Current CD 2 CD 3 CD 4 CD 5 CD 6 CD 7 CD 8 CD 9
0 1 2 3 4 5 6 7 8 9
Recency
0 1 2 3 4 5 6 7 8 9
C C
C C
C/O
C/O C/O
C/O C/O C/O
C/O C/O C/O C/O
C Current
C/O Charged off
Able to buy

Only customers in the categories of CD 0, 1 and 2 are permitted to make further purchases. This percentage of the book is classified as "*able-to-buy*", as indicated in the matrix above. The able-to-buy percentage is a measure used to express the quality of the book.

13. COLLECTIONS

Where an Account has been aged into the categories as labelled "*C/O*" in the matrix above, the Account is Charged off.

Edcon manages its collections activity using the TRIAD Delinquent Collection module. Collection priority is determined by a number of factors such as recency, months on books, days since last payment, balance outstanding, percentage of limit utilised, behavioural scores etc. These are arranged in a decision tree to determine the required action on the account, such as the timing and intensity of the actions at account level. For example, higher risk and higher balance accounts will receive more urgent attention.

Edcon currently collects on all Accounts above a pre-determined balance level in the CD3 to CD7 category regardless of recency, and selectively based on risk collects on CD2 customers. Internal collections are conducted centrally through the Company's three RCOs. Collections staff are separated into different operating areas applying different collection approaches and strategies depending on where in the ageing matrix the Account is situated.

Predictive diallers (also referred to as power diallers) are currently used in respect of collections activity on CD2 to CD7 accounts. The predictive diallers result in far greater productivity amongst collection staff. A staff member using a dialler seat will spend four and a half hours of actual talk time with customers as opposed to a staff member using manual dialling, who will spend only two hours of actual talk time with customers. This results in the collections person using the dialler seat making approximately 180 phone calls per day as opposed to approximately 80 calls by a staff member using manual dialling. The main reason for the performance improvement using power diallers is that the dialler dials the relevant account holder's telephone numbers in a cycle starting (during the day (8h00 to 17h00) with the work number, then spouse's work number, then cell number and so forth. After 17h00 during the weekdays and on Saturday mornings, the order of calls is automatically changed to begin with home numbers first. The dialler attempts five calls per number at 15-minute intervals until contact is made with a person. It is only at this point that the dialler software connects the call with a member of the collection staff, at the same time providing on screen information in respect of the customer's details, including account status.

In-house collections have been enhanced through the introduction of a full team of night collectors in the RCOs, this shift operates from 16h00 to 21h00 every weekday. Edcon makes use of advanced software, such as database management systems, predictive dialling systems and tracing systems in the inhouse collections area.

14. **CHARGE-OFFS AND RECOVERIES**

External collection agents collect all Charged off Accounts (as per the matrix) and CD8 and CD9 accounts prior to Charge Off (that is, with recency delinquency below 6) on a contingency commission basis. The agents' systems are linked to Edcon's Vision Plus system through daily uploads/downloads of data and the agents' fees are debited directly onto the debtors' accounts, enhancing their cost recovery opportunities.

Agents are incentivised to perform due to their collection fees being directly linked to the ZAR value of recoveries made. In addition, Edcon currently uses four collection agents in respect of Charged Off Accounts. The worst performing collection agent will be fired on an annual rotation basis and other agents requested to tender for the vacant position. This acts as further incentive to perform as Edcon, based on number of account holders, is the single biggest provider of retail consumer credit in South Africa.

DESCRIPTION OF THE ISSUER

Words used in this section shall have the same meanings as defined in the section entitled "Terms and Conditions of the Notes" above, unless they are defined in this section or the use thereof is clearly inappropriate from the context.

INTRODUCTION

The Issuer was incorporated and registered in South Africa on 28 June 2002 under registration number 2002/015386/06 under the Companies Act, 1973, as a public company with limited liability. The issued share capital of the Issuer comprises 7 ordinary shares of R1.00 each, which are held by the Issuer Owner Trust and its nominees. The Issuer has no subsidiaries.

DIRECTORS

In terms of the Issuer's memorandum and articles of association, the Issuer is at all times required to have three Directors in office. Two of the aforesaid Directors are required to be appointed by the Trustee for the time being of the Issuer Owner Trust, such Trustee initially being Werksmans Trust (Proprietary) Limited. The Security SPV shall appoint a third Independent Director and all resolutions signed by the Directors of the Issuer from time to time are required to, in each case, be signed by such third Independent Director.

As at the date of this Programme Memorandum, the directors of the Issuer are Mr B Martin, Mr W du Plessis and Mr M Levenberg.

OTHER APPOINTMENTS

The Secretary of the Issuer is Mr B Unser and its public officer is Ms J Haywood.

REGISTERED OFFICE

The registered office of the Issuer is situated at 4 Merchant Place, corner Fredman Drive and Rivonia Road, Sandton, 2196.

ACTIVITIES

In terms of the Issuer's memorandum and articles of association, the activities of the Issuer shall be confined to those contemplated in this Programme Memorandum and the Transaction Documents.

AUDITORS

The independent Auditors of the Issuer at the Issue Date are Deloitte & Touche.

DIVIDENDS AND DISTRIBUTION BY THE ISSUER

The articles of association prohibit the Issuer from making any distribution or declaring any dividend to its shareholders until all Payments Due to the Transaction Creditors have been paid in full during the Controlled Amortisation Period. Upon payment as aforesaid, the Issuer shall make a distribution or declare a dividend to its shareholders at that time equal to its Available Cash.

DESCRIPTION OF THE ADMINISTRATOR

The following incorporates a summary of certain provisions of the Administration Agreement, does not purport to be complete and is taken from, and is qualified by, the Administration Agreement. Words used in this section shall have the same meanings as defined in the section entitled "Terms and Conditions of the Notes" above, unless they are defined in this section or such meaning is clearly inappropriate from the context. The contents of this section shall not form part of the Terms and Conditions of the Notes and may not be utilised in interpreting the Terms and Conditions of the Notes or any of the Transaction Documents.

1. ROLE OF THE ADMINISTRATOR

The Issuer has appointed the Administrator as manager of the Issuer in respect of the day to day management of the Issuer upon the terms and conditions of the Administration Agreement. Accordingly, unless otherwise notified by the Issuer, the Transaction Creditors may rely on all information provided by the Administrator on behalf of the Issuer in connection with the Transaction Documents and the matters contemplated by them. Any rights or obligations of the Issuer under the Transaction Documents may be exercised or satisfied (as the case may be) by the Administrator on behalf of the Issuer and the Security SPV is not obliged to enquire as to the authority of the Administrator to take such action on behalf of the Issuer.

2. DUTIES OF THE ADMINISTRATOR

The duties of the Administrator include ensuring that all management, reporting, general, administrative, accounting, company secretarial and legal functions which the Issuer may require to have carried out in the ordinary course of its Business are carried out either by itself or by the agents, auditors, secretaries or attorneys of the Issuer from time to time.

The Administrator shall have specific duties in respect of the hedging of certain interest rate exposures of the Issuer. The Administrator will execute interest rate swaps with suitable counterparties on a continuing basis on behalf of the Issuer.

The Administrator as regards its capacity in relation to the Securitisation Transaction, remains subject to the ultimate control and directions of the Board of Directors of the Issuer.

3. REMUNERATION OF THE ADMINISTRATOR

As compensation for the role performed by the Administrator in managing the Business of the Issuer, the Administrator is entitled to a fee of ZAR500,000 per annum, payable by the Issuer to the Administrator annually in advance.

DESCRIPTION OF THE MANAGER

Words used in this section shall have the same meaning as defined in the section entitled "Terms and Conditions of the Notes" above, unless they are defined in this section or such meaning is clearly inappropriate from the context. The contents of this section shall not form part of the Terms and Conditions of the Notes and may not be utilised in interpreting the Terms and Conditions of the Notes or any of the Transaction Documents.

1. RMB has been appointed as the Manager of the Programme in accordance with the terms of the Programme Agreement to manage the issuance of Notes under the Programme.
2. The Manager will, upon being requested to do so by the Administrator (the Administrator having been authorised by the Board of Directors of the Issuer to make such request) procure and manage the issuance of Notices under the Programme.
3. Unless otherwise agreed by the Manager in writing, the Manager does not assume any risk that any Notes will be issued nor does the Manager underwrite the issue of any Notes pursuant to the Programme. In particular, the Manager does not assume the risk that any Notes will be refinanced pursuant to the Refinancing Option on their Scheduled Maturity Date, such risk being the Issuer's risk.
4. The Manager will in respect of any issue of Notes be entitled to appoint additional managers and underwriters or, to the extent that the Manager is also an underwriter, co-underwriters in respect of any issue of Notes under the Programme.

SETTLEMENT, CLEARING AND TRANSFERS

Words used in this section shall have the same meanings as defined in the section entitled "Terms and Conditions of the Notes" above, unless they are defined in this section or such meaning is clearly inappropriate from the context.

Each Tranche of each Class of Notes will initially be issued in the form of a single Global Certificate (the "**Global Certificate**"), which will be lodged and immobilised in STRATE Limited, a central securities depository established in terms of the Custody and Administration of Securities Act, 1992, or its nominee (the "**Central Depository**"), which forms part of the settlement system of the Bond Exchange of South Africa, a licensed financial exchange in terms of the Financial Markets Control Act, 1989 ("**BESA**"). The Central Depository will be the sole Noteholder in respect of the Global Certificates.

The Central Depository holds Notes subject to the Custody and Administration of Securities Act, 1992 and the Rules of the Central Depository. The Rules of the Central Depository as at the date of this Programme Memorandum are as published by the Registrar of Financial Markets in Government Gazette No. 17637 of 6 December 1996.

While the Notes are held in the Central Depository under the Global Certificates, the Central Depository will be reflected as the Noteholder in the register maintained by the Transfer Agent (the "**Register**"). Accordingly, in terms of the Terms and Conditions relating to the Notes, all amounts to be paid and all rights to be exercised in respect of the Notes held in the Central Depository, will be paid to and may be exercised only by the Central Depository, for the holders of Beneficial Interests in the relevant class of Notes held by the Central Depository under the relevant Global Certificate.

The Central Depository maintains accounts only for the participants in the Central Depository ("**Participants**"). The Participants are also settlement agents of BESA. As at the date of this Programme Memorandum, the settlement agents are the South African Reserve Bank, ABSA Bank Limited, FirstRand Bank Limited, Nedbank Limited, The Standard Bank of South Africa Limited and FirstRand Bank Limited ("**Settlement Agents**"). The Participants are in turn required to maintain securities accounts for their clients. The clients of Participants may include the holders of Beneficial Interests in the Notes or their custodians. The clients of Participants, as the holders of Beneficial Interests in the Notes or as custodians for such holders, may exercise their rights in respect of the Notes held by them in the Central Depository only through the Participants. Euroclear and Clearstream Banking sociëté anonyme (Clearstream, Luxembourg) may hold Notes through their BESA Settlement Agent, which is currently The Standard Bank of South Africa Limited.

Transfers of Beneficial Interests in Notes in the Central Depository to and from clients of Participants, who are also Settlement Agents, occur by book entry in the securities accounts of the clients with Settlement Agents. Transfers among Participants of Notes held in the Central Depository occur through book entry in the Participant's central security accounts with the Central Depository.

Beneficial Interests in Notes may be exchanged for Notes in definitive registered form ("**Individual Certificates**") in accordance with the Terms and Conditions of the Notes. Transfers of Notes represented by an Individual Certificate may be made only in accordance with the Terms and Conditions of the Notes and may be subject to the rules and operating procedures for the time being of the Central Depository, Settlement Agents and BESA.

Payments of interest and principal in respect of Notes represented by the Global Certificates, or any other Notes represented by a Certificate immobilised in the Central Depository and registered in the name of the Central Depository ("**Re-Immobilised Certificate**"), will be made in accordance with Condition 17 of the Terms and Conditions of the Notes to the Central Depository, or such other registered holder of the Global Certificates or the Re-Immobilised Certificate, as the case may be, as shown in the Register and the Issuer will be discharged by proper payment to, or to the order of the registered holder of the Certificate in respect of each amount so paid. Each of the persons shown in the records of the Central Depository and the Participants as the holders of Beneficial Interests, as the case may be, shall look solely to the Central Depository or the Participant, as the case may be, for such person's shares of such payment so made by the Issuer to, or to the order of, the registered holder of such Global Certificates or Re-Immobilised Certificate, as the case may be.

Payments of interest and principal in respect of Individual Certificates will be made to Noteholders in accordance with Condition 17 of the Terms and Conditions of the Notes.

SOUTH AFRICAN TAXATION

The comments below are intended as a general guide to the current position under the laws of the Republic of South Africa ("South Africa"). The contents of this section do not constitute tax advice and persons who are in any doubt as to their tax position should consult their professional advisers.

Words used in this section shall have the same meanings as defined in the section entitled "Terms and Conditions of the Notes" above, unless they are defined in this section or this is clearly inappropriate from the context.

STAMP DUTY ON CREATION AND TRANSFER OF NOTES

In terms of the Stamp Duties Act, 1968:

(a) the original issue of a listed Note, being an interest bearing debenture of a company, is exempted from the payment of stamp duty;

(b) the issuing of a Certificate in respect of Notes in substitution of a similar Note Certificate which has been withdrawn, cancelled or lost, does not attract stamp duty; and

(c) the registration of the transfer of any Note, being an interest-bearing debenture of a company, is exempt from the payment of stamp duty or other transfer duty if it is listed on any financial exchange as defined in the Financial Markets Control Act, 1989.

INCOME TAX

Nature of any original issue discount

Any original issue discount to the face value of the Notes may be treated as interest for income tax purposes and will be deemed to accrue to the Noteholder on a day-to-day basis until the Noteholder Disposes of the Notes or until maturity. The day-to-day basis is calculated on a yield to maturity basis determined by reference to the cost of acquisition of the Notes by the relevant Noteholder. Such calculation will also take account of any interest actually paid on the Notes, or any gain or loss arising on the transfer of the Notes during the relevant year of assessment. Any company which is a Noteholder and whose business comprises the dealing in interest bearing instruments (other than lease agreements) or interest rate agreements may elect to have its taxable income in respect of Notes held by it determined in accordance with the market value of such Notes, determined in accordance with the generally accepted accounting practice applied by such Noteholder for the purposes of financial reporting.

INTEREST

(a) **Persons liable for tax in South Africa**

In principle, subject to any double taxation treaties in force from time to time, residents of South Africa are taxed on their worldwide income regardless of the source thereof. Any interest or deemed interest in respect of the Notes will be liable to any taxes of whatsoever nature imposed or assessed by the South African Revenue Service ("**SARS**") if it is received by or accrues to any person who is a resident of South Africa.

(i) **Natural Persons who are residents of South Africa**

A natural person is a resident of South Africa if he or she is ordinarily resident in South Africa. In addition, a natural person who was not at any time during the year of assessment in question ordinarily resident in South Africa, will nonetheless be a resident of South Africa if such person was physically present in South Africa for certain prescribed periods in the three years prior to and during the tax year in question.

(ii) **Persons other than Natural Persons who are residents of South Africa**

(aa) A person other than a natural person is a resident of South Africa if it is incorporated, established or formed in South Africa or has its place of effective management in South Africa.

(bb) If any association, corporation, company, arrangement or scheme (falling within the definition of a company) is incorporated, established or formed outside South Africa or has its place of effective management outside South Africa (a "**Foreign Company**"), but is controlled by residents of South

Africa who/which holds more than 50% of the participation rights, votes or control of the Foreign Company concerned (a "**Controlled Foreign Company**") a proportionate amount of the net income of the Controlled Foreign Company will be included in the income of such resident, subject to certain exclusions.

(iii) **Non-residents of South Africa**

Non-residents of South Africa presently enjoy the benefit of an exemption from South African tax on their interest income, unless one of the disqualifications set out in paragraph (b) below applies.

(b) **Persons exempt from Tax in South Africa**

Any person who is not a resident of South Africa will be exempt from any taxes imposed by SARS on any interest paid or accrued in respect of the Notes. This exemption will not, however, *inter alia*, apply where:

(i) a person, who is a natural person, was a resident of South Africa at any time during the year of assessment and the person carried on business in South Africa;

(ii) any person, who is a natural person, was not physically absent from South Africa for a period or periods of at least 183 (one hundred and eighty-three) days in aggregate during the year of assessment in question; or

(iii) any person which is a non-resident company, receives interest or where interest accrues to such a person where that interest is effectively connected with the business carried on by that non-resident company in South Africa.

A natural person is not considered to be a resident of South Africa where that person is physically absent from South Africa for a continuous period of 330 (three hundred and thirty days). Such person is deemed not to have been a resident from the day immediately after the date on which such person ceases to be physically present in South Africa.

CAPITAL GAINS TAX

Capital gains tax is imposed on certain capital gains arising from the disposal or deemed disposal of Assets and will be included in a taxpayer's taxable income. An Asset is very broadly defined in the Income Tax Act, 1962 and, in theory, any gain made on the Notes (whether on a subsequent disposal or otherwise) will therefore be subject to capital gains tax. However, where any profit or gain is already subject to income tax, whether as a result of it being interest or being deemed to be interest, such gain will not be subject to capital gains tax.

SOUTH AFRICAN EXCHANGE CONTROL

The information below is not intended as advice and it does not purport to describe all of the considerations that may be relevant to a prospective purchaser of, or subscriber for, Notes. Prospective subscribers for Notes that are non-South African residents or emigrants from the Common Monetary Area are urged to seek further professional advice in regard to the purchase of, or subscription for, Notes.

Words used in this section shall have the same meanings as defined in the section entitled "Terms and Conditions of the Notes" above, unless they are defined in this section or this is clearly inappropriate from the context.

BLOCKED RAND

Blocked Rands may be used for the purchase of, or subscription for, Notes. Any amounts payable by the Issuer in respect of the Notes purchased, or subscribed for, with Blocked Rands may not, in terms of the Exchange Control Regulations of 1961 (the "**Exchange Control Regulations**"), be remitted out of South Africa or paid into any non-South African bank account. The Minister of Finance stated on 26 February 2003 that emigrants' blocked assets are to be unwound and such emigrants will be entitled, on application to the exchange control department of the South African Reserve Bank, subject to an exiting schedule and an exit charge of 10% (ten percent) of the amount, to exit such blocked assets from South Africa. For the purposes of this paragraph, "**Blocked Rands**" are defined as funds which may not be remitted out of South Africa or paid into a non-South African resident's bank account.

EMIGRANTS FROM THE COMMON MONETARY AREA

In the event that a Beneficial Interest in Notes is held by an emigrant from the Common Monetary Area through the Central Depository and its relevant Settlement Agents, the securities account of such emigrant will be designated as an "*emigrant*" account. Any Individual Certificates issued to Noteholders in respect of Notes in materialised form will be restrictively endorsed "*non-resident*". Such restrictively endorsed Individual Certificates shall be deposited with an authorised foreign exchange dealer controlling such emigrant's blocked assets.

Any payments of interest or principal due to an emigrant Noteholder in respect of Notes will be deposited into such emigrant's Blocked Rand account with the authorised foreign exchange dealer controlling such blocked assets. These amounts are not freely transferable from the Common Monetary Area and may only be dealt with in terms of the Exchange Control Regulations.

NON-RESIDENTS OF THE COMMON MONETARY AREA

In terms of the Exchange Control Regulations, non-residents of the Common Monetary Area may not invest in the Notes unless specific approval is sought and obtained from the relevant authorities.

Any Individual Certificates issued to Noteholders who are not resident in the Common Monetary Area will be endorsed "*non-resident*". In the event that a Beneficial Interest in Notes is held by a non-resident of the Common Monetary Area through the Central Depository and its relevant Settlement Agents, the securities account of such Noteholder will be designated as a "*non-resident*" account.

It will be incumbent on any such non-resident to instruct the non-resident's nominated authorised foreign exchange dealer as to how any funds due to such non-resident in respect of Notes are to be dealt with. Such funds may, in terms of the Exchange Control Regulations, be remitted abroad only if the relevant Notes are acquired with foreign currency introduced into South Africa and provided that the relevant Individual Certificates or securities account, as the case may be, is designated "*non-resident*".

For the purposes of these paragraphs, the Common Monetary Area comprises South Africa, Lesotho, Namibia and Swaziland.

SUBSCRIPTION AND SALE

The Notes will be distributed by FirstRand Bank Limited, acting through its Rand Merchant Bank division ("**RMB**") and/or any person appointed as Dealers by the Issuer in terms of the Programme Agreement dated 7 June 2004 relating to the Programme (the "**Programme Agreement**"). RMB and/or any such person are referred to in this section titled "*Subscription and Sale*" as "**Dealers**".

REPUBLIC OF SOUTH AFRICA

Each Issuer and each Dealer have represented and agreed that they will not solicit any offers for subscription for the Notes in contravention of the Companies Act, 1973 or the Banks Act, 1990.

UNITED STATES OF AMERICA

The Notes have not been and will not be registered under the US Securities Act and may not be offered or sold within the United States or to, or for the account of or benefit of, US persons except in certain transactions exempt from the registration requirements of the US Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the US Securities Act.

Each Issuer and each Dealer agrees that it will not solicit offers for the subscription for, or deliver, any Notes within the United States or to, or for the account or benefit of, US persons.

UNITED KINGDOM

Each Issuer and each Dealer have represented and agreed that (i) it has not offered or sold and, prior to the expiry of 6 (six) months from the Issue Date, will not solicit offers for the subscription for any Notes to persons in the United Kingdom except to persons whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offer of Securities Regulations of 1995 (as amended); (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act of 2000 (the "**FSMA**") received by it in connection with the issue of such Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer and; (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

GENERAL

Neither of the Issuer, the Security SPV nor any Dealers represent that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder or assume any responsibility for facilitating such sale.

GENERAL INFORMATION

Words used in this section shall have the same meanings as defined in the section entitled "Terms and Conditions of the Notes" above, unless they are defined in this section or such meaning is clearly inappropriate from the context.

AUTHORISATION

All consents, approvals, authorisations or other orders of all regulatory authorities required by the Issuer under the laws of South Africa have been given for the establishment of the Programme and the issue of Notes and for the Issuer, the Security SPV, the Administrator, the Transfer Agent, Calculation Agent and Paying Agent to undertake and perform their respective obligations under the Notes, the Programme Memorandum and the Transaction Documents.

LISTING

The Programme has been listed by BESA. Notes issued under the Programme will be listed on BESA or such other or further exchange(s) as may be selected by the Issuer.

CONFLICTS OF INTEREST

FRB is acting in a number of capacities in connection with the transactions described herein. FRB is acting in such capacities in connection with such transactions, will have only the duties and responsibilities expressly agreed to with respect to each such capacity and will not, by virtue of its or any of its affiliates acting in any other capacity, be deemed to have other duties or responsibilities or be deemed to be held to a standard of care other than as expressly provided with respect to each such capacity.

CLEARING SYSTEMS

The registered Notes listed on BESA will be cleared and settled in accordance with the rules of BESA and the Central Depository, or their successors. The Notes may also be accepted for clearance through any additional clearing system as may be selected by the Issuer.

SETTLEMENT AGENTS

As at the date of this Programme Memorandum, the BESA-recognised Settlement Agents, who are also Participants, are The South African Reserve Bank, ABSA Bank Limited, FirstRand Bank Limited, Nedbank Limited and The Standard Bank of South Africa Limited. Euroclear and Clearstream will settle offshore transfers through South African Settlement Agents.

LITIGATION

The Issuer is not engaged (whether as defendant or otherwise) in any legal, arbitration, administration or other proceedings, the results of which might have or have had a material effect on the financial positions or the operations of the Issuer, nor is it aware of any such proceedings being threatened or pending.

AUDITORS

Deloitte & Touche has acted as the auditors of the financial statements of the Issuer for the financial year ending 30 September 2003 and issued an unqualified audit report in respect of the Issuer.

ISSUER

OntheCards Investments Limited
(Registration number 2002/015386/06)
Registered Office:
4 Merchant Place
Corner Rivonia Road and Fredman Drive
Sandton, 2196
South Africa
Contact: Ms J Haywood

SECURITY SPV

StoreCard Guarantee Corporation (Proprietary) Limited
(Registration number 2001/021506/07)
Registered Office:
4 Merchant Place
Corner Rivonia Road and Fredman Drive
Sandton, 2196
South Africa
Contact: Ms J Haywood

ARRANGER, MANAGER AND DEALER

FirstRand Bank Limited,
acting through its Rand Merchant Bank division
(Registration number 1929/001225/06)
4 Merchant Place
Corner Rivonia Road and Fredman Drive
Sandton, 2196
South Africa
Contact: Mr B Martin

ORIGINATOR AND SERVICER

Edgars Consolidated Stores Limited
(Registration number 1946/022751/06)
Edgardale
Press Avenue
Crown Mines
Johannesburg, 2092
South Africa
Contact: Ms E Bagley

LEGAL ADVISERS TO THE ARRANGER, THE MANAGER, THE DEALERS, ISSUER AND SECURITY SPV

Deneys Reitz Incorporated
(Registration number 1984/003385/21)
82 Maude Street
Sandton, 2196
South Africa
Contact: Mr L Shawe/Mr C van Heerden

LEGAL ADVISERS TO ORIGINATOR

Werksmans Incorporated
(Registration number 1990/007215/21)
155, 5th Street
Sandown
Sandton, 2196
South Africa
Contact: Mr W J du Plessis

SPONSORING MEMBER

FirstRand Bank Limited,
acting through its Rand Merchant Bank division
(Registration number 1929/001225/06)
4 Merchant Place
Corner Rivonia Road and Fredman Drive
Sandton, 2196
South Africa
Contact: Ms J Haywood

TRANSFER AGENT

FirstRand Bank Limited,
acting through its Rand Merchant Bank division
(Registration number 1929/001225/06)
4 Merchant Place
Corner Rivonia Road and Fredman Drive
Sandton, 2196
South Africa
Contact: Ms D Tallack

PAYING AGENT AND CALCULATION AGENT

FirstRand Bank Limited,
acting through its Rand Merchant Bank division
(Registration number 1929/001225/06)
4 Merchant Place
Corner Rivonia Road and Fredman Drive
Sandton, 2196
South Africa
Contact: Ms J Haywood

INDEPENDENT AUDITORS TO THE ISSUER

Deloitte & Touche
Financial Institutions Team
Building 8, Ground Floor
Deloitte & Touche Place
The Woodlands
20 Woodlands Drive
Woodmead
Sandton, 2196
South Africa
Contact: Mr H Harrison

INDEPENDENT AUDITORS TO THE ORIGINATOR

Ernst & Young
(Registration number 918288E)
Wanderers Office Park
52 Corlett Drive, Illovo
Johannesburg, 2196
South Africa
Contact: Mr A Hall

ISSUER OWNER TRUSTEES AND SPV OWNER TRUSTEES

Werksmans Trust (Proprietary) Limited
(Registration number 1992/003058/07)
155, 5th Street
Sandown
Sandton, 2196
South Africa
Contact: Mr W J du Plessis

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